Exhibit 99.6

Aris Mining Corporation

(FORMERLY, GCM MINING CORP.)

NOTICE OF 2023 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

Meeting to be held May 11, 2023

March 28, 2023

LETTER FROM THE CHAIR OF THE BOARD

AND CHIEF EXECUTIVE OFFICER

March 28, 2023

Dear fellow shareholders,

It is our pleasure to invite you to the 2023 Annual General and Special Meeting of shareholders of Aris Mining Corporation (“Aris Mining” or the “Company”) to be held on Thursday, May 11, 2023 at 10:00 a.m. Pacific time. We are holding the meeting on a virtual-only basis to enable greater shareholder attendance and participation from our corporate offices in both Vancouver, Canada and Bogotá, Colombia. The accompanying management information circular provides details about items for consideration at the meeting. Your vote is important, and we encourage you to vote by following the instructions provided.

During 2022, we created Aris Mining to combine the operating strengths of the Segovia Operations with the exceptional growth potential of Aris Gold. Aris Mining’s assets include two operations, the Segovia Operations and the Marmato Upper Mine, with both operations generating free cash flow to support our growth projects, the Marmato Lower Mine, the Soto Norte joint venture, and the Toroparu Project. Our mines and projects host a large inventory of gold that totals 15.5 Moz on a measured and indicated mineral resource basis plus 7.8 Moz of inferred mineral resources1, giving us exceptional leverage to rising gold prices.

We see significant growth opportunities that are rooted in partnerships with small-scale miners. During 2022, our mines produced 235,000 ounces of gold, including 35,000 ounces from the purchase of mined material from partnerships with small-scale miners around the Segovia Operations. Currently, there are more than 2,500 small-scale miners formalized in Segovia, and we expect in mid-2023 to have our first mining formalization through a partnership agreement with the Marmato artisanal and small-scale miners as well.

Mining is a pillar of the Colombian economy. In August 2022, a new national government was formed under newly elected president, Gustavo Petro. President Petro has pledged to reduce poverty, improve access to education and health and protect the environment. President Petro is also implementing a national development plan that aims to cut the percentage of the population living in extreme poverty. Aris Mining, in alignment with the goals of the Petro administration, promotes the formalization of artisanal and small-scale mining as this process enables all miners to operate in a legal, safe and responsible manner that protects them and the environment.

Aris Mining is creating value. While focusing on long-term investment returns for our shareholders, we are building a company that will bring lasting benefits to our workforce, our artisanal and small-scale mining partners, and our community and government partners. During 2023, we are investing in several initiatives to improve our operating efficiencies, expand our gold production with our growth projects, and extend the life of our mines by investing in exploration programs designed to delineate additional resources and reserves, while we generate shared value for our stakeholders.

Thank you for your support as we continue to build this Company.

Sincerely,

“Ian Telfer”	“Neil Woodyer”

Ian Telfer	Neil Woodyer
Chair of the Board of Directors	Chief Executive Officer and Director

[1]	See “Qualified Person and Technical Information” section of the accompanying management information circular for more information.

Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

Notice of 2023 Annual General and Special Meeting

Date and time	Thursday, May 11, 2023 at 10:00 a.m. Pacific time (the “Meeting”)

Location	The meeting will be held virtually using the LUMI platform to enable greater shareholder attendance and participation.

How to participate

Registered shareholders and duly appointed proxyholders (who have properly registered) will be able to attend, participate and vote at the Meeting online https://web.lumiagm.com/219186210. Beneficial shareholders who have not appointed themselves as proxyholder will be able to attend the Meeting as guests and view the webcast, but will not be able to participate or vote at the Meeting.

To be valid, proxies must be received by Odyssey Trust Company (“Odyssey”) before the deadline for submitting proxies, being 10:00 a.m. Pacific time on the second business day preceding the date of the Meeting or any adjournment or postponement thereof.

If you are a shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form, to represent you at the Meeting you may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the management nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your Shares, including if you are a beneficial shareholder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the Meeting. Without a Username, proxyholders will not be able to attend, participate or vote at the Meeting. To register a proxyholder, shareholders MUST send an email to appointee@odysseytrust.com and provide Odyssey with their proxyholder’s contact information, number of shares appointed, name in which the shares are registered if you are the registered shareholder, or name of broker where the shares are held if you are the beneficial shareholder, so that Odyssey may provide the proxyholder with a username via email.

Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

Additional information on how to attend and participate at the Meeting can be found in the accompanying Management Information Circular (the “Circular”).

Meeting materials

It is important that you review the Circular before exercising your vote, as it contains important information relating to the business of the Meeting. The Company has elected to deliver this Notice of Meeting and the accompanying Circular (collectively, the “Meeting Materials”) to shareholders by posting the Meeting Materials at https://odysseytrust.com/client/arismining/ in accordance with the notice and access notification mailed to shareholders of the Company. The use of the notice and access procedures under applicable securities laws will reduce the Company’s printing and mailing costs and is more environmentally friendly by reducing the use of paper. The Meeting Materials will be available on the website above as of April 3, 2023, and will remain on the website for one (1) full year thereafter. The Meeting Materials will also be available under the Company’s profile on SEDAR at http://www.sedar.com as of April 3, 2023.

Business of the Meeting		The Meeting is being held for the following purposes:

	1.	to present the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2022 and the accompanying Auditor’s report;

	2.	to fix the number of directors at nine and elect the nine directors, as more particularly described in the accompanying Circular;

	3.	to appoint KPMG LLP, as Auditors of the Company for the ensuing year at a remuneration to be fixed by the directors;

4.

to consider, and if deemed advisable, to pass an ordinary resolution approving the Company’s amended and restated incentive stock option plan, the full text of which is attached to the accompanying Circular as Schedule “A”, and all unallocated options, rights or other entitlements pursuant to such stock option plan, as more particularly described in the accompanying Circular; and

	5.	to transact such other business as may be properly transacted at the Meeting or at any adjournment or postponement thereof.

Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

Voting entitlement

The Board of Directors of the Company has fixed the close of business on March 24, 2023 as the record date of the Meeting, being the date for determination of the registered holders of common shares of the Company entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

Dated at Vancouver, as of March 28, 2023

By order of the Board of Directors

“Neil Woodyer”

Chief Executive Officer and Director

Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

2023 Management Information Circular

This management information circular (the “Circular”) has been prepared for the holders (the “Shareholders”) of common shares (“Shares”) of Aris Mining Corporation (“Aris Mining” or the “Company”) in connection with Aris Mining’s Annual General and Special Meeting of Shareholders to be held on Thursday, May 11, 2023 at 10:00 a.m. Pacific time (the “Meeting”). References in this Circular to the Meeting include any adjournment(s) or postponement(s) thereof.

What’s Inside

Voting and Other Important Information	5

Business of the Meeting	13

Director Compensation	32

Executive Compensation	41

Audit Committee	63

Report on Corporate Governance	64

Indebtedness of Directors and Executive Officers	74

Interests of Informed Persons in Material Transactions	74

Interest of Certain Persons or Companies in Matters to be Acted upon	75

Management Contracts	75

Additional Information	75

Qualified Person and Technical Information	75

Non-IFRS and Other Financial Measures	78

Cautionary Note Regarding Forward-looking Statements	78

SCHEDULE A	A-1

SCHEDULE B	B-1

Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

Voting and Other Important Information

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by or on behalf of the management and board of directors (the “Board of Directors” or the “Board”) of Aris Mining for use at the Meeting to be held virtually using the LUMI virtual meeting platform at the following link https://web.lumiagm.com/219186210 on Thursday, May 11, 2023 at 10:00 a.m. Pacific time, or at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Meeting.

Solicitation of proxies will primarily be by mail or courier, supplemented by telephone or other personal contact by employees or agents of the Company at nominal cost, and all costs thereof (save for the cost of solicitation of OBOs (as defined below)) will be paid by the Company.

To enable greater shareholder attendance and participation, the Company is requiring all Shareholders and others who wish to attend the Meeting in person to do so online at https://web.lumiagm.com/219186210 and/or vote on the matters before the Meeting by completing a proxy, voting instruction form or other materials provided by their Intermediary (as defined below), as applicable.

Aris Mining’s Shareholders consist of registered (or direct) shareholders and beneficial (or indirect) shareholders. You are a registered Shareholder if your name appears on a physical share certificate or Direct Registration Service (“DRS”) advice issued by the Company’s transfer agent. You are a beneficial Shareholder if you hold Shares through an intermediary, such as a bank, trust company, securities dealer, broker or other nominee or a clearing agency (each, an “Intermediary”). Most of Aris Mining’s Shareholders are beneficial shareholders.

If you owned Shares (either directly or indirectly through an Intermediary) as of the Record Date (as defined below), you are entitled to have your vote counted at the Meeting. The instructions provided below set forth the different procedures to be followed to ensure you are represented at the Meeting whether you are a registered or beneficial holder of Shares. If your Shares are held in more than one form, you should sign and submit all forms of proxy and voting instruction forms received in accordance with the instructions provided.

Notice-and-Access

The Company is availing itself of the “notice-and-access” provisions in securities laws that permit the Company to forego mailing paper copies of this Circular and proxy-related materials to Shareholders and instead make them available for review, print and download via the internet.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, of the Canadian Securities Administrators (“NI 54-101”), Shareholders will receive a package (the “Notice Package”)

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

in the mail containing a form of proxy or voting instruction form, as applicable, a notice outlining the business items to be addressed at the Meeting as well as information about how to access the notice of Meeting and this Circular (collectively, the “Meeting Materials”) online, how to obtain paper copies of the Meeting Materials at no charge, and how to vote.

The Company does not intend to pay for Intermediaries to forward the Meeting Materials and Form 54-101F7 – Request for Voting Instructions made by Intermediary (“Form 54-101F7”) to OBOs (as defined below) under NI 54-101. OBOs will not receive the materials unless the OBO’s intermediary assumes the cost of delivery.

As is set forth in the Notice Package, the Meeting Materials can be accessed directly online on the Company’s SEDAR profile located at http://www.sedar.com and are also available at https://odysseytrust.com/client/arismining/. The Notice Package also includes instructions to Shareholders on how to request delivery of printed copies of the Meeting Materials. If you are a registered Shareholder or NOBO (as defined below) and wish to receive a paper copy of the Meeting Materials or have questions about notice-and-access in advance of the Meeting, please contact the Company’s registrar and transfer agent, Odyssey Trust Company (“Odyssey”) by toll-free telephone at 1-888-290-1175 (toll-free within North America) or 1-587-885-0960 (direct from outside North America). OBOs should contact their broker directly.

The Company will not employ what is known as “stratification”. Stratification occurs when a reporting issuer using notice-and-access provides a paper copy of their information circular with the notice to certain groups of shareholders. For the Meeting, all Shareholders will receive the Notice Package and will have access to the Meeting Materials through notice-and-access. The Company will only mail paper copies of the Meeting Materials to those registered and beneficial Shareholders who have previously elected to receive or otherwise request paper copies of the Meeting Materials. All other Shareholders of the Company will receive the Notice Package containing information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting.

Record Date and Quorum

The Board has fixed the record date for the Meeting as the close of business on March 24, 2023 (the “Record Date”). All registered holders of Shares at the close of business on the Record Date will be entitled to vote at the Meeting.

Each registered Shareholder will be entitled to one vote per Share.

Under Aris Mining’s articles, the quorum for the transaction of business at the Meeting consists of two or more Shareholders entitled to vote at the meeting, present in person or by proxy, who, in the aggregate, hold at least twenty-five percent (25%) of the issued Shares entitled to vote at the Meeting.

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

General

Unless otherwise specified, the information in this Circular is current as at March 28, 2023. Unless otherwise indicated, all references to “$” or “US$” in this Circular refer to United States dollars. References to “C$” in this Circular refer to Canadian dollars. The Bank of Canada rate of exchange on March 28, 2023 for one U.S. dollar to Canadian dollars was 1.3626.

In this Circular, “you”, “your” and “Shareholder” refer to direct and indirect holders of Shares and “Aris Mining” and the “Company” refer to Aris Mining Corporation, unless otherwise indicated.

Copies of this Circular, as well as the Company’s financial statements to be presented at the Meeting and related Management’s Discussion and Analysis (“MD&A”), can be obtained under the Company’s profile at www.sedar.com, or at www.aris-mining.com. Alternatively, physical copies of the same may be obtained free of charge by contacting the Company’s corporate secretary at corporatesecretary@aris-mining.com or by telephone at 604.764.5870.

Voting Procedures

Registered Shareholders and duly appointed proxyholders may attend the Meeting online and vote their Shares. Registered Shareholders and duly appointed proxyholders can participate in the Meeting online by going to https://web.lumiagm.com/219186210 and clicking “I have a login” and entering a username and password before the start of the Meeting.

•	Registered Shareholders: the 12-digit control number located on the form of proxy or in the email notification you received is the username and the password is “aris2023”.

•

Duly appointed proxyholders: Odyssey, transfer agent of the Company, will provide the proxyholder with a username after the proxy deadline has passed, provided the proxyholder has been registered with Odyssey before the deadline, which is an additional step required once a Shareholder has submitted their proxy in order for the proxyholder to participate in the online Meeting. See the heading “Registering a third-party proxyholder” and “Beneficial shareholders” below for details on registering a proxyholder. The password to the Meeting is “aris2023”.

Voting at the Meeting will only be available for registered Shareholders and duly appointed proxyholders who have properly registered. To have your Shares voted at the Meeting, each registered Shareholder and duly appointed proxyholder will be required to enter their control number or username that is provided by Odyssey prior to the start of the Meeting.

Shareholders who wish to appoint a third-party proxyholder, who is not the management designated proxyholder, to represent them at the Meeting, including beneficial Shareholders who wish to appoint themselves or another third party as proxyholder to

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

attend, participate or vote at the Meeting, MUST submit their duly completed proxy or voting instruction form AND register the proxyholder. See “Registering a third-party proxyholder” and “Beneficial shareholders” below for further details.

If you are a Beneficial Shareholder who has not duly appointed yourself as proxyholder, you will be able to attend the Meeting as a guest and view the webcast, but you will not be able to participate or vote at the Meeting.

It is important you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. To participate online, (i) registered Shareholders must have a valid 12-digit control number and (ii) duly appointed proxyholders must have received an email from Odyssey containing a username after registering.

Appointment and Revocation of Proxies

Registered Shareholders who cannot attend the Meeting virtually may vote by proxy either by mail, personal delivery, fax or over the internet. Proxies must be completed in accordance with the instructions provided on the form of proxy and must be received by the Company’s transfer agent, Odyssey, by 10:00 a.m. Pacific time on May 9, 2023, or not less than 48 hours before the commencement of any adjournment or postponement of the Meeting. Registered Shareholders must return the properly completed proxy to Odyssey as follows:

1.      By mail or personal delivery to Odyssey Trust Company, United Kingdom Building, 350 – 409 Granville Street, Vancouver, B.C. V6C 1T2; or

2.        By fax to Odyssey, to the attention of the proxy Department at 1-800-517-4553 (toll free within Canada and the U.S.) or 416-263-9524 (international); or

3.        By internet by going to https://login.odysseytrust.com/pxlogin and following the online voting instructions given to you.

The Chair of the Meeting will have the discretion to accept or reject proxies deposited in any other manner.

If you return a proxy to Odyssey be sure that the proxy is properly dated, signed and executed. A proxy returned to Odyssey will not be valid unless you or your attorney duly authorized in writing, date and sign it and, if the registered Shareholder is a company or association, documentation evidencing the power to execute the proxy may be required with signing capacity stated therein. If not dated, the proxy will be deemed to have been dated the date that it is mailed to Shareholders.

Management has designated Neil Woodyer, Chief Executive Officer and Director of the Company, and Ashley Baker, General Counsel and Corporate Secretary of the Company, as proxyholders to attend the Meeting virtually and act for those Shareholders at the Meeting who have not specified a particular proxyholder. You have the right to appoint a person other than Mr. Woodyer or Ms. Baker, who need not be a Shareholder

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

of the Company, to be your proxyholder if you choose. If you are returning your proxy to Odyssey, such right may be exercised by inserting such person’s name in the blank space provided in the form of proxy and striking out the names of Mr. Woodyer and Ms. Baker in the form of proxy, or by completing another form of proxy. If you appoint a proxyholder other than Mr. Woodyer or Ms. Baker, that proxyholder must attend the Meeting virtually using the LUMI platform and vote at the Meeting for your vote to be counted. Registering the proxyholder (other than Mr. Woodyer or Ms. Baker) is an additional step required once a registered Shareholder has submitted their proxy in order to participate in the online Meeting. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a username to participate in the online Meeting. Please see below for information on registering a proxyholder.

Registering a third-party proxyholder

Registered Shareholders who wish to appoint a third-party proxyholder to represent them at the online Meeting must submit their proxy prior to registering their proxyholder. The first step is to submit your proxy appointing such third-party proxyholder as set out above. Registering the proxyholder is an additional step once a registered Shareholder has submitted their proxy. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a username to participate in the online Meeting. To register a proxyholder, Shareholders MUST send an email to appointee@odysseytrust.com by 10:00 a.m. Pacific time on May 9, 2023 and provide Odyssey with the required proxyholder contact information (including an email), the number of Shares appointed, and the name in which the Shares are registered, so that Odyssey may provide the proxyholder with a username via email.

Registering your proxyholder and receiving a username is an additional step to be completed AFTER you have submitted your proxy. Without a username, proxyholders will not be able to participate online at the Meeting.

Revoking a proxy

A proxy given pursuant to this solicitation may be revoked at any time prior to its use.

If you are a registered Shareholder and have given a proxy, you may revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by the proxy. Proxies may be revoked by depositing a written instrument giving notice of revocation: (a) at the office of Odyssey, set out above or at the registered office of Aris Mining, c/o Fasken Martineau DuMoulin LLP, Suite 2900-550 Burrard Street, Vancouver, British Columbia, V6C 0A3 Attention: Georald Ingborg, on or before the last business day preceding the day of the Meeting at which such proxy is to be used. The written notice of revocation must be executed by you or by an officer (if the registered Shareholder is a corporation or association) or attorney upon presentation of your written authorization.

Proxies may also be revoked by (a) executing another form of proxy bearing a later date and depositing the same at the offices of Odyssey, prior to the deadline for depositing

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

proxies set out above; or (b) by attending the Meeting virtually and voting your Shares. A proxy may also be revoked by any other method permitted by applicable law.

If you are a registered Shareholder who has submitted a proxy and you attend the Meeting via the webcast, and accept the terms and conditions when entering the Meeting online, any votes you cast on a ballot at the Meeting online will be counted and the submitted proxy will be disregarded.

Only registered Shareholders have the right to revoke a proxy. Beneficial Shareholders that wish to change their voting instructions must, in sufficient time in advance of the Meeting, contact their Intermediary to arrange to change their voting instructions.

Voting of Shares Represented by Management Proxies

Registered Shareholders

On any matter to be acted upon or any ballot that may be called for at the Meeting, the Shares represented by each properly executed proxy in favour of the persons designated in the enclosed proxy received by Aris Mining will be voted or withheld from voting in accordance with the instructions given by the registered Shareholder. In the absence of such specifications in an enclosed proxy where the registered Shareholder has appointed the persons whose names have been pre-printed in the enclosed proxy as the Shareholder’s nominee at the Meeting, the Shares represented by such proxies will be voted FOR each of the matters specified in this Circular.

The enclosed proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters, if any, which may properly come before the Meeting. At the date of this Circular, the management of Aris Mining knows of no such amendments, variations or other matters to come before the Meeting. However, where a registered Shareholder has appointed the persons whose names have been pre-printed in the enclosed proxy as the registered Shareholder’s nominee at the Meeting, if any amendments or variations to matters identified in the Notice of Meeting or other matters which are not now known to management of Aris Mining should properly come before the Meeting, the enclosed proxy may be voted on such matters in accordance with the best judgment of the person voting the proxy.

Beneficial Shareholders

The information set out in this section is important to many of Aris Mining’s Shareholders as a substantial number of Aris Mining’s Shareholders do not hold their Shares in their own names.

If your Shares are not registered in your name, they are held by an Intermediary, on your behalf, which makes you a beneficial Shareholder (the “Beneficial Aris Mining Shareholder”).

There are two kinds of Beneficial Shareholders:

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

1. Objecting Beneficial Owners: Beneficial Shareholders who object to their name and details of their security holdings being made known to the Company (called “OBOs”); and

2. Non-Objecting Beneficial Owners: Beneficial Shareholders who do not object to their name and details of their security holdings being made known to the Company (called “NOBOs”).

In accordance with the securities regulatory policies, the Company has distributed copies of the Notice Package to the Intermediaries for onward distribution to the Beneficial Shareholders. The Company does not intend to pay for Intermediaries to forward the Meeting Materials and Form 54-101F7 to OBOs under NI 54-101. OBOs will not receive the materials unless the OBO’s Intermediary assumes the cost of delivery.

Intermediaries are required to forward the Notice Package to each Beneficial Shareholder unless the Beneficial Aris Mining Shareholder has waived the right to receive them. Beneficial Shareholders who have not waived the right to receive the Notice Package will also receive either a voting instruction form (“VIF”) or, less frequently, a form of proxy. The purpose of these forms is to permit Beneficial Aris Mining Shareholders to direct the voting of the Shares they beneficially own.

Each Intermediary will have its own procedures to permit voting of Shares held on behalf of Beneficial Shareholders, including requirements as to when and where proxies or VIFs are to be delivered. If you are a Beneficial Shareholder, you should carefully follow the instructions provided by your Intermediary to ensure your Shares are voted at the Meeting.

If you are a Beneficial Shareholder and wish to personally vote at the virtual Meeting, change voting instructions given by you to your Intermediary, or revoke voting instructions given by you to your Intermediary, follow the instructions given by your Intermediary or contact your Intermediary directly to discuss what procedure to follow.

If you are a Beneficial Shareholder located in the United States and wish to attend the Meeting and vote online (or have another person attend and vote on your behalf), in addition to the steps described above (and the steps below regarding registering), you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the VIF sent to you or contact your Intermediary to request a legal proxy form or a VIF if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to Odyssey.

If an Intermediary who is the registered holder of or holds a proxy in respect of Shares owned by you, receives your proper instructions to vote (or have another person vote on behalf of you), such Intermediary is required under NI 54-101 to arrange, without expense to you, to appoint you as a Beneficial Shareholder or your nominee, as proxyholder in respect of your Shares. Under NI 54-101, if the Intermediary makes an appointment in this manner, you or your nominee, as applicable, must be given authority to attend, vote and

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

otherwise act for and on behalf of the Intermediary (who is the registered Shareholder) in respect of all matters that come before the Meeting and any adjournment or postponement of the Meeting. An Intermediary who receives such instructions at least one business day before the deadline for submission of proxies is required to deposit the proxy within that deadline, in order to appoint you, the Beneficial Shareholder, or your nominee, as proxyholder. Once the proxy has been submitted, you, the Beneficial Shareholder, or your nominee, must be registered with Odyssey as a proxyholder. Registering the proxyholder is an additional step that can only be completed once the Beneficial Shareholder has submitted their proxy or VIF (as applicable). Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a username to participate in the Meeting.

To register a proxyholder, Beneficial Shareholders MUST send an email to appointee@odysseytrust.com by 10:00 a.m. Pacific time on May 9, 2023 and provide Odyssey with the required proxyholder contact information (including an email), the number of Shares appointed, and the name in which the Shares are registered or the name of the Intermediary where the Shares are held, so that Odyssey may provide the proxyholder with a username via email.

Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or VIF. Without a username, proxyholders will not be able to participate online at the Meeting.

Only registered Shareholders have the right to revoke a proxy. Beneficial Shareholders that wish to change their voting instructions must, in sufficient time in advance of the Meeting, contact their Intermediary to arrange to change their voting instructions.

Aris Mining will not pay for an Intermediary to deliver proxy related materials and VIFs to OBOs. If you are a Beneficial Shareholder who is an OBO, you have objected to your Intermediary disclosing Aris Mining Share ownership information about you to the Company; accordingly, you will not receive the materials unless your Intermediary assumes the costs of delivery.

Voting Securities and Principal Holders Thereof

The authorized share capital of the Company consists of an unlimited number of Shares without par value and up to 12,000,000 preferred shares, issued in series, without par value, of which up to 1,000 series 1 preferred shares are authorized (“Series 1 Preferred Shares”). As at March 24, 2023, the Record Date for the purpose of determining those Shareholders entitled to receive notice of and to vote at the Meeting, 136,258,907 Shares without par value were issued and outstanding, each such Share carrying the right to one vote at the Meeting, and 1,000 Series 1 Preferred Shares without par value were issued and outstanding, none of which carry the right to vote at the Meeting.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

carrying 10% or more of the voting rights attached to any class of voting securities of the Company.

Business of the Meeting

Financial Statements

The audited consolidated financial statements of the Company as at and for the fiscal year ended December 31, 2022 and the accompanying auditor’s report will be presented to Shareholders at the Meeting. The financial statements, together with the auditor’s report for the fiscal year ended December 31, 2022, were mailed to those Shareholders who requested a copy and are available on the Company’s website at www.aris-mining.com and on its SEDAR profile at www.sedar.com. Shareholders may obtain copies of the Company’s financial statements and MD&A free of charge by contacting the Company’s corporate secretary at corporatesecretary@aris-mining.com or by telephone at 604.764.5870.

Fixing the Number of Directors

The number of directors for the Company is set by ordinary resolution of the Shareholders of the Company. Management of the Company is seeking Shareholder approval of an ordinary resolution fixing the number of directors to be elected at the Meeting at nine.

The Board recommends Shareholders vote FOR fixing the number of directors of the Company to be elected at the Meeting at nine. Unless you give other instructions, the management designees intend to vote FOR fixing the number of directors of the Company to be elected at the Meeting at nine.

Election of Directors

Background

On September 26, 2022, the Company acquired all of the issued and outstanding common shares of Aris Gold Corporation (“Aris Gold”) not already owned by the Company or its subsidiaries, resulting in Aris Gold becoming a wholly-owned subsidiary of the Company (the “Aris Mining Transaction”). The former shareholders of Aris Gold received 0.5 of a Share for every one Aris Gold common share held (the “Exchange Ratio”) with a total of 38,420,690 Shares issued to such former shareholders of Aris Gold; and Caldas Holding Corp. (now Aris Mining (British Columbia) Corp.), a wholly-owned subsidiary of the Company, received 1,000 Series 1 Preferred Shares as partial consideration for all the Aris Gold common shares then held. Additionally, each Aris Gold option (“Aris Gold Option”), warrant (“Aris Gold Warrant”), performance share unit (“Aris Gold PSU”) and deferred share unit (“Aris Gold DSU”) outstanding immediately prior to the closing of the Aris Mining Transaction was adjusted in accordance with its terms. All outstanding Aris Gold Options and Aris Gold Warrants became exercisable for Shares based on the Exchange Ratio, in lieu of any Aris Gold shares such securities would otherwise be exercisable for. Upon completion of the Aris Mining Transaction, the Company changed its name to “Aris Mining Corporation”. In connection with the Aris

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

Mining Transaction, the majority of the Board and the entire management of the Company resigned and was replaced with the board and management of Aris Gold. For more information on the Aris Mining Transaction, please refer to the Company’s news release dated September 26, 2022 and the most recent Annual Information Form of the Company, both of which are available under the Company’s profile on SEDAR at www.sedar.com.

Directors

The following provides information on the nine director nominees including: (i) their province or state and country of residence; (ii) the period during which each has served as a director; (iii) their principal occupation, business or employment currently and during the last five years; and (iv) their ownership of Aris Mining securities which each beneficially owned, directly or indirectly, or over which control or direction was exercised as of the Record Date. The information as to principal occupation, securities currently held and directorships with other public issuers, not being within the knowledge of the Company, has been furnished individually by the respective directors.

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

Board of Directors – About Aris Mining’s Nominees

Ian Telfer – Director and Chair of the Board

Mr. Telfer has served as the Chair of the Board of the Company since September 26, 2022. Mr. Telfer previously served as the Chair of the Board of Aris Gold from February 2021 to September 2022. Mr. Telfer has served as Chair of the advisory board of Gold Royalty Corp. since September 2020 and has served as a director of Total Helium Ltd. since September 2021. Previously, Mr. Telfer was the Chair of Goldcorp Inc. from February 24, 2005 to April 18, 2019. He also previously served as Chair of the World Gold Council and was inducted into the Canadian Mining Hall of Fame in 2015 and the Canadian Business Hall of Fame in 2018.

Residence: West Vancouver, British Columbia, Canada		Board/Committee Memberships: Board of Directors (Chair) Compensation Committee (Chair)
Director since: September 26, 2022
Independent
Current occupation: Corporate Director		Other Public Company Directorships: Total Helium Ltd. Aequitas Innovations Inc.
2022 Board and Committee Attendance:	Board(1)	Compensation Committee(2)

	1/1	0/0

Equity ownership:	Shares	Warrants(3)	Deferred share units(4)

	290,600	581,200	45,455

Notes:

1.	Mr. Telfer was appointed to the Board on September 26, 2022, at closing of the Aris Mining Transaction. Between September 26, 2022 and December 31, 2022, the Company held one Board meeting.
2.

Mr. Telfer was appointed to the Compensation Committee on September 26, 2022 following the Aris Mining Transaction. The Company did not hold any Compensation Committee meetings between September 26, 2022 and December 31, 2022.

3.

Aris Gold Warrants held prior to the Aris Mining Transaction. In connection with the Aris Mining transaction, each such warrant was adjusted in accordance with the Exchange Ratio to become exercisable for 0.5 Shares in lieu of one Aris Gold share and are exercisable at their original exercise price.

4.

Settled in cash only upon departure from the Board. Includes Aris Gold DSUs granted as compensation for services as a director of Aris Gold which were adjusted based on the Exchange Ratio of 0.5 DSU of the Company for each Aris Gold DSU.

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

Neil Woodyer – Chief Executive Officer and Director

Mr. Woodyer is the Chief Executive Officer and a director of the Company and has served in such capacities since September 26, 2022. Mr. Woodyer previously served as a director and the Chief Executive Officer of Aris Gold from February 2021 to September 2022. Mr. Woodyer was also the Vice Chair of Equinox Gold Corp. from March 10, 2020 to June 4, 2020, the Chief Executive Officer of Leagold Mining Corporation from July 11, 2016 to March 10, 2020, and the Chief Executive Officer of Endeavour Mining Corporation from July 25, 2002 to June 28, 2016. Mr. Woodyer has served as a director on a number of public company boards, including Wheaton River Minerals Ltd.

Residence: Monaco		Board/Committee memberships: Board of Directors(1)
Director since: September 26, 2022
Non-independent (2)		Other public company directorships: nil
2022 Board and Committee Attendance:	Board(3)

1/1
Equity ownership:	Shares	Warrants(4)	Options(5)	Performance share units(6)	Deferred share units

	3,276,000	5,662,000	1,387,412	402,460	nil

Notes:

1.	Mr. Woodyer is not compensated in his capacity as a Director.
2.	As Chief Executive Officer, Mr. Woodyer is a non-independent director.
3.	Mr. Woodyer was appointed to the Board on September 26, 2022, at closing of the Aris Mining Transaction. Between September 26, 2022 and December 31, 2022, the Company held one Board meeting.
4.

Aris Gold Warrants held prior to the Aris Mining Transaction. In connection with the Aris Mining transaction, each such warrant was adjusted in accordance with the Exchange Ratio to become exercisable for 0.5 Shares in lieu of one Aris Gold share and are exercisable at their original exercise price.

5.

Includes 941,635 Aris Gold Options granted to Mr. Woodyer in his capacity as CEO of Aris Gold. Following the Aris Mining Transaction, Aris Gold Options were adjusted in accordance with their terms and the Exchange Ratio with each Aris Gold Option becoming exercisable for 0.5 Shares at the original exercise price.

6.	Settled in cash only on vesting.

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

Daniela Cambone – Director

Ms. Cambone has served as a director of the Company since September 26, 2022. Ms. Cambone previously served as a director of Aris Gold from February 2021 to September 2022. Ms. Cambone was Editor-in-Chief and lead anchor for Kitco News from 2008 to 2020. In 2020 Ms. Cambone was recruited by Stansberry Research to launch and operate a media division for Stansberry. She has been covering global markets and commodities with a focus on gold for over a decade. She is considered one of the most recognized and respected voices amongst companies and investors in the precious metals and commodities sector. Ms. Cambone holds a Bachelor’s degree in Broadcast Journalism from Montreal’s Concordia University and a Master’s degree in Communications from the University of Rome, where she graduated cum laude.

Residence: Fort Lee, New Jersey, USA		Board/Committee memberships: Board of Directors Audit Committee Corporate Governance and Nominating Committee
Director since: September 26, 2022
Independent
Current Occupation: Editor-at- Large and Chief Anchor, Stansberry Research		Other public company directorships: nil
2022 Board and Committee Attendance:	Board(1)	Audit Committee(2)	Corporate Governance and Nominating Committee(3)

	1/1	1/1	0/0

Equity ownership:	Shares	Warrants(4)	Deferred share units(5)

	2,250	4,500	40,100

Notes:

1.	Ms. Cambone was appointed to the Board on September 26, 2022, at closing of the Aris Mining Transaction. Between September 26, 2022 and December 31, 2022, the Company held one Board meeting.
2.

Ms. Cambone was appointed to the Audit Committee on September 26, 2022 following the Aris Mining Transaction. Between September 26, 2022 and December 31, 2022, the Company held one Audit Committee meeting.

3.

Ms. Cambone was appointed to the Corporate Governance and Nominating Committee on September 26, 2022 following the Aris Mining Transaction. The Company did not hold any Corporate Governance and Nominating Committee meetings between September 26, 2022 and December 31, 2022.

4.

Aris Gold Warrants held prior to the Aris Mining Transaction. In connection with the Aris Mining transaction, each such warrant was adjusted in accordance with the Exchange Ratio to become exercisable for 0.5 Shares in lieu of one Aris Gold share and are exercisable at their original exercise price.

5.

Settled in cash only upon departure from the Board. Includes Aris Gold DSUs granted as compensation for services as a director of Aris Gold which were adjusted based on the Exchange Ratio of 0.5 DSU of the Company for each Aris Gold DSU.

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

Mónica de Greiff – Director

Ms. de Greiff has served as director of the Company since October 1, 2022. Ms. de Greiff was previously a director of the Company from 2018 to 2020, when she left to accept the position of Colombian Ambassador to Kenya. Ms. de Greiff served as a director of Ecopetrol SA since October 2022. Ms. de Greiff was also the Executive President of the Bogotá Chamber of Commerce from March 2013 to January 2020. She has previously held positions in both the public and private sectors, including Minister of Justice and Vice Minister of Mines and Energy for the Republic of Colombia. Ms. de Greiff is a former member of the Board of Directors of the United Nations Global Compact, the world’s largest corporate sustainability initiative.

Residence: Bogotá, Colombia		Board/Committee memberships: Board of Directors Corporate Governance and Nominating Committee Sustainability Committee (Chair)
Director since: October 1, 2022
Independent
Current Occupation: Ambassador, Corporate Director		Other public company directorships: Ecopetrol SA

2022 Board and Committee Attendance:	Board(1)	Sustainability Committee(2)	Corporate Governance and Nominating Committee(3)

	1/1	0/0	0/0

Equity ownership:	Shares	Warrants	Deferred share units(4)

	nil	nil	7,476

Notes:

1.	Ms. de Greiff was appointed to the Board on October 1, 2022 following the Aris Mining Transaction. Between October 1, 2022 and December 31, 2022, the Company held one Board meeting.
2.

Ms. de Greiff was appointed to the Corporate Governance and Nominating Committee on October 1, 2022 following the Aris Mining Transaction. The Company did not hold any Corporate Governance and Nominating Committee meetings between October 1, 2022 and December 31, 2022.

3.

Ms. de Greiff was appointed to the Sustainability Committee on October 1, 2022 following the Aris Mining Transaction. The Company did not hold any Sustainability Committee meetings between October 1, 2022 and December 31, 2022.

4.	Settled in cash only upon departure from the Board.

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

David Garofalo – Director

Mr. Garofalo has served as a director of the Company since September 26, 2022. Mr. Garofalo is the Chair, Chief Executive Officer, President and a director of Gold Royalty Corp. since 2020 and Co-chair and a director of GoldMining Inc. since January 2023. Mr. Garofalo previously served as President and Chief Executive Officer of Goldcorp Inc. from 2016 to 2019. He was named Mining Person of the Year by the Northern Miner in 2012 due to his track record of successfully operating major global mining companies with high standards of environmental and safety performance and community relationships.

Residence: West Vancouver, British Columbia, Canada		Board/Committee memberships: Board of Directors Audit Committee (Chair)
Director since: September 26, 2022
Independent
Current occupation: Chair and CEO, Gold Royalty Corp.		Other public company directorships: Gold Royalty Corp. GoldMining Inc.

2022 Board and Committee Attendance:	Board(1)	Audit Committee(2)

	1/1	1/1

Equity ownership:	Shares	Warrants(3)	Deferred share units(4)

	145,350	290,700	40,100

Notes:

1.	Mr. Garofalo was appointed to the Board on September 26, 2022, at closing of the Aris Mining Transaction. Between September 26, 2022 and December 31, 2022, the Company held one Board meeting.
2.

Mr. Garofalo was appointed to the Audit Committee on September 26, 2022 following the Aris Mining Transaction. Between September 26, 2022 and December 31, 2022, the Company held one Audit Committee meeting.

3.

Aris Gold Warrants held prior to the Aris Mining Transaction. In connection with the Aris Mining transaction, each such warrant was adjusted in accordance with the Exchange Ratio to become exercisable for 0.5 Shares in lieu of one Aris Gold share and are exercisable at their original exercise price.

4.

Settled in cash only upon departure from the Board. Includes Aris Gold DSUs granted as compensation for services as a director of Aris Gold which were adjusted based on the Exchange Ratio of 0.5 DSU of the Company for each Aris Gold DSU

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

Serafino Iacono – Director

Mr. Iacono served as the Executive Chair of the board of directors of the Company from March 2019 to September 2022 and was the Executive Co-Chair of the Company from August 2010 to March 2019. Mr. Iacono also served as the Chief Executive Officer and as the Chair of Caldas Gold Corp. (renamed Aris Gold) from February 2020 to February 2021. Mr. Iacono served as the Executive Chair and CEO of Denarius Metals Corp. since February 2021. He served as a director of NG Energy International Corp. since June 2019 and Western Atlas Resources from June 2018 to January 2023.

Mr. Iacono previously served as the Executive Co-Chair of the board of directors of Pacific Exploration & Production Corporation from January 2008 to November 2016 and the Interim Chief Executive Officer and President of Medoro Resources Ltd. from September 2010 to June 2011.

Residence: Punta Cana, Dominican Republic		Board/Committee memberships: Board of Directors
Director since: August 6, 2010
Non-independent(1)
Current occupation: Corporate Director		Other public company directorships: NG Energy International Corp. Denarius Metals Corp.(2)

2022 Board and Committee Attendance:	Board

6/6

Equity ownership:(3)	Shares	Warrants(4)	Options(5)	Deferred share units(6)

	2,076,769	1,138,555	1,000,000	40,100

Notes:

1.	As a former Executive Chair of the Company, Mr. Iacono is a non-independent director.
2.	The Company currently owns approximately 24.9% of the outstanding shares of Denarius Metals Corp. (TSX-V).
3.

Mr. Iacono also holds $652,500 in principal amount of debentures acquired pursuant to the Company’s private placement of convertible unsecured subordinated debentures at a price of $1,000 per debentures (the “Debentures”). The Debentures mature on April 5, 2024 (the “Maturity Date”) and bear interest at the rate of 8.00% per annum, payable monthly. At the holder’s option, the Debentures may be converted into Shares at any time and from time to time, up to the Maturity Date, at a conversion rate of approximately 210.53 Shares per $1,000 principal amount, subject to adjustment in certain circumstances.

4.

Aris Gold Warrants held prior to the Aris Mining Transaction. In connection with the Aris Mining transaction, each such warrant was adjusted in accordance with the Exchange Ratio to become exercisable for 0.5 Shares in lieu of one Aris Gold share and are exercisable at their original exercise price.

5.

Represent Options granted by the Company prior to 2019 and options granted by Caldas Gold Corp. (later renamed Aris Gold Corporation) during and prior to 2020. The Company has since revised its compensation practices and policies to only award DSUs to its non-executive directors. Following the Aris Mining Transaction, the 1,000,000 Aris Gold options held by Mr. Iacono were adjusted in accordance with their terms and the Exchange Ratio with each option of Aris Gold becoming exercisable for 0.5 Shares at the original exercise price.

6.

Settled in cash only upon departure from the Board. Includes Aris Gold DSUs granted as compensation for services as a director of Aris Gold which were adjusted based on the Exchange Ratio of 0.5 DSU of the Company for each Aris Gold DSU.

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

Peter Marrone – Director

Mr. Marrone has served as a director of the Company since September 26, 2022. Mr. Marrone previously served as a director of Aris Gold from February 2021 to September 2022. Mr. Marrone is also the Executive Chair of Yamana Gold Inc. (“Yamana”), which he founded in 2003. Mr. Marrone has been the Executive Chair of Yamana since 2018 and was the Chair and CEO of Yamana from 2003 to 2018. He has more than 35 years of mining, business, and capital markets experience. He has been on the boards of a number of public companies including Equinox Gold Corp. and Leagold Mining Corporation and has advised companies with a strong South American presence. Prior to Yamana, Mr. Marrone was the head of investment banking at a major Canadian investment bank and before that, practiced law in Toronto with a strong focus on corporate law, securities law and international transactions.

Residence: Toronto, Ontario, Canada		Board/Committee memberships: Board of Directors Compensation Committee Corporate Governance and Nominating Committee (Chair)
Director since: September 26, 2022
Independent
Current occupation: Executive Chair, Yamana Gold Inc.		Other public company directorships: Yamana Gold Inc.

2022 Board and Committee Attendance:	Board(1)	Compensation Committee(2)	Corporate Governance and Nominating Committee(3)

	1/1	0/0	0/0

Equity ownership:	Shares	Warrants(4)	Deferred share units(5)

	1,307,550	2,615,100	40,100
Notes:
1.	Mr. Marrone was appointed to the Board on September 26, 2022, at closing of the Aris Mining Transaction. Between September 26, 2022 and December 31, 2022, the Company held one Board meeting.
2.

Mr. Marrone was appointed to the Compensation Committee on September 26, 2022 following the Aris Mining Transaction. The Company did not hold any Compensation Committee meetings between September 26, 2022 and December 31, 2022.

3.

Mr. Marrone was appointed to the Corporate Governance and Nominating Committee on September 26, 2022 following the Aris Mining Transaction. The Company did not hold any Corporate Governance and Nominating Committee meetings between September 26, 2022 and December 31, 2022.

4.

Aris Gold Warrants held prior to the Aris Mining Transaction. In connection with the Aris Mining transaction, each such warrant was adjusted in accordance with the Exchange Ratio to become exercisable for 0.5 Shares in lieu of one Aris Gold share and are exercisable at their original exercise price.

5.

Settled in cash only upon departure from the Board. Includes Aris Gold DSUs granted as compensation for services as a director of Aris Gold which were adjusted based on the Exchange Ratio of 0.5 DSU of the Company for each Aris Gold DSU.

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

Hernan Juan Jose Martinez Torres – Director

Mr. Martinez has served as a director of the Company since June 10, 2011. Mr. Martinez served as Minister of Mines in Colombia from July 2006 to August 2010, was President of Atunec S.A. from August 2002 to July 2006, and held a number of positions at Exxon Mobil Colombia S. A. from 1964 to 2002.

Mr. Martinez has served as the Executive Chair and as a director of Caribbean Resources Corporation since September 4, 2012 and served as a director of Pacific Exploration & Production Corporation from 2011 to November 2016.

Residence: Barranquilla, Colombia		Board/Committee memberships: Board of Directors Audit Committee Compensation Committee Sustainability Committee
Director since: June 10, 2011
Independent		Other public company directorships: Denarius Metals Corp.

Current occupation: CEO and Director of Caribbean Resources Corp.

2022 Board and Committee Attendance:(1)(2)	Board	Audit Committee(3)	Compensation Committee(4)	Sustainability Committee(5)

	6/6	1/1	0/0	0/0

Equity ownership:(6)	Shares	Warrants(7)	Deferred share units(8)

	373,301	600,000		80,387

Notes:

1.

Mr. Martinez served on the Company’s Compensation, Corporate Governance and Nomination Committee (the “CCGNC”) from January 1, 2022 to September 26, 2022. Following the Aris Mining Transaction, the CCGNC was separated into the Compensation Committee and the Corporate Governance and Nominating Committee. Between January 1, 2022 and September 26, 2022, the Company held four CCGNC meetings of which Mr. Martinez attended all four meetings.

2.

Mr. Martinez served on the Company’s Environmental, Social and Governance Committee (the “ESG Committee”) from January 1, 2022 to September 26, 2022. Following the Aris Mining Transaction, the ESG Committee was replaced by the Sustainability Committee. Between January 1, 2022 and September 26, 2022, the Company held three ESG Committee meetings of which Mr. Martinez attended two meetings.

3.

Mr. Martinez was appointed to the Audit Committee on September 26, 2022 following the Aris Mining Transaction. Between September 26, 2022 and December 31, 2022, the Company held one Audit Committee meeting.

4.

Mr. Martinez was appointed to the Compensation Committee on September 26, 2022 following the Aris Mining Transaction. The Company did not hold any Compensation Committee meetings between September 26, 2022 and December 31, 2022.

5.

Mr. Martinez was appointed to the Sustainability Committee on September 26, 2022 following the Aris Mining Transaction. The Company did not hold any Sustainability Committee meetings between September 26, 2022 and December 31, 2022.

6.	Mr. Martinez also holds $450,000 in principal amount of the Debentures
7.

Aris Gold Warrants held prior to the Aris Mining Transaction. In connection with the Aris Mining transaction, each such warrant was adjusted in accordance with the Exchange Ratio to become exercisable for 0.5 Shares in lieu of one Aris Gold share and are exercisable at their original exercise price.

8.

Settled in cash only upon departure from the Board. Includes Aris Gold DSUs granted as compensation for services as a director of Aris Gold which were adjusted based on the Exchange Ratio of 0.5 DSU of the Company for each Aris Gold DSU.

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

Adriaan (Attie) Roux – Director

Mr. Roux has served as a director of the Company since September 26, 2022. Mr. Roux previously served as a director and technical consultant of Aris Gold from February 2021 to September 2022. Previously, Mr. Roux served as the Chief Operations Officer of Equinox Gold Corp. from March 2020 to September 2020, of Leagold Mining Corporation from October 2018 to March 2020 and of Endeavour Mining Corporation from August 2012 to July 2017. Mr. Roux is a Metallurgical Engineer with over 40 years of operational, technical and executive management experience in the mining industry. Previously, Mr. Roux was head of Metallurgy for Anglogold Ashanti.

Residence: Pretoria, South Africa		Board/Committee memberships: Board of Directors Sustainability Committee
Director since: September 26, 2022
Non-independent(1)
Current occupation: Technical Consultant, Aris Mining		Other public company directorships: Hummingbird Resources plc

2022 Board and Committee Attendance:	Board(2)	Sustainability Committee(3)

	1/1		0/0

Equity ownership:	Shares	Warrants(4)	Performance share units(5)	Deferred share units(6)

	145,300	290,600	120,644	40,100

Notes:

1.

Mr. Roux is a non-executive director of the Company, however he is not an independent director as he also acts as a technical consultant to the Company. In his capacity as a consultant, he receives a monthly fee of US$25,000 and is eligible for an annual bonus.

2.	Mr. Roux was appointed to the Board on September 26, 2022, at closing of the Aris Mining Transaction. Between September 26, 2022 and December 31, 2022, the Company held one Board meeting.
3.

Mr. Roux was appointed to the Sustainability Committee on September 26, 2022 following the Aris Mining Transaction. The Company did not hold any Sustainability Committee meetings between September 26, 2022 and December 31, 2022.

4.

Aris Gold Warrants held prior to the Aris Mining Transaction. In connection with the Aris Mining transaction, each such warrant was adjusted in accordance with the Exchange Ratio to become exercisable for 0.5 Shares in lieu of one Aris Gold share and are exercisable at their original exercise price.

5.	Settled in cash only on vesting.
6.

Settled in cash only upon departure from the Board. Includes Aris Gold DSUs granted as compensation for services as a director of Aris Gold which were adjusted based on the Exchange Ratio of 0.5 DSU of the Company for each Aris Gold DSU.

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

Each director elected will hold office until the next annual general meeting or until their successor is duly elected or appointed, or until their office is earlier vacated in accordance with the Articles of the Company. All of the nominees are currently directors of Aris Mining and all of the nominees, except for Neil Woodyer, CEO of Aris Mining, Attie Roux, technical consultant of Aris Mining, and Serafino Iacono, former Executive Chair of Aris Mining, are independent of Aris Mining.

Aris Mining has adopted a majority voting policy such that a director must tender his or her resignation if such director receives more “withheld” votes than “for” votes at any uncontested meeting of the Shareholders at which directors are elected, such resignation to take effect upon acceptance by the Board. A copy of the majority voting policy can be found on the Company’s website at www.aris-mining.com.

Directors are elected at each annual general meeting of shareholders and nominations for directors are required to be made in accordance with the Company’s advance notice policy (the “Advance Notice Policy”). The Advance Notice Policy relates to advance notice of nominations of the directors of the Company which establishes a framework for advance notice of nominations of persons for election to the Board. The Advance Notice Policy sets deadlines of a prescribed number of days before a Shareholder meeting for a Shareholder to notify us of its intention to nominate one or more directors, and explains the information that must be included with the notice for it to be valid. The Advance Notice Policy applies at an annual or special meeting of Shareholders that was called to elect directors (whether or not also called for other purposes) and may be waived by the Board. It does not affect the ability of Shareholders to requisition a meeting or make a proposal under the Business Corporations Act (British Columbia). In the case of an annual meeting of Shareholders, notice to the Company pursuant to the Advance Notice Policy must be given not less than 30 nor more than 65 days prior to the date of the annual meeting. In the event that the annual meeting is to be held on a date that is less than 50 days after the date that the first public announcement of the date of the annual meeting was made (the notice date), notice may be given not later than the close of business on the 10th day following the notice date. In the case of a special meeting of Shareholders (which is not also an annual meeting), notice to the Company pursuant to the Advance Notice Policy must be given not later than the close of business on the 15th day following the notice date. As of the date of this Circular, the Company had not received any additional director nominations for the Meeting. A copy of the Advance Notice Policy is available on the Company’s website at www.aris-mining.com.

In order to align the interests of senior management with the Company’s Shareholders, Aris Mining encourages its directors to become Shareholders and has established minimum share ownership thresholds for senior management. Collectively, as of March 28, 2023, the directors and executive officers of the Company own 8,103,840 Shares representing approximately 5.95% of the issued and outstanding Shares.

Other than as set out in this Circular, none of the proposed directors is, as at the date hereof, or was within 10 years before the date hereof, a director, chief executive officer

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

or chief financial officer of any company (including Aris Mining) that (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (a “Cease Trade Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such issuer, or (b) was subject to a Cease Trade Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Mr. Martinez is a director and the Executive Chair of Caribbean Resources Corporation (formerly Pacific Coal Resources Ltd.) in which he was subject to a management cease trade order (since lifted) due to that company’s default in filing its annual financial statements, management’s discussion and analysis, and certifications for the period ending December 31, 2014, which were due to be filed on April 30, 2015, as required under National Instrument 51-102 – Continuous Disclosure Obligations. Such documents were subsequently filed with the applicable securities regulators on June 15, 2015. However, that company continued to be under a management cease trade order due to its default in filing its interim financial statements and management’s discussion and analysis, and certifications for the period ending March 31, 2015, which were due to be filed on June 15, 2015 and were subsequently filed on June 29, 2015. With the approval of the Ontario Securities Commission, Caribbean Resources Corporation ceased to be a reporting issuer on April 14, 2016.

Mr. Iacono is the Chief Executive Officer of NG Energy International Corp. (“NG Energy”). NG Energy was unable to file its annual financial statements for the year ended December 31, 2020 and the related management’s discussion and analysis and certifications by the filing deadline of April 30, 2021 as required by applicable securities laws. NG Energy applied for and was granted a management cease trade order (an “MCTO”) on May 4, 2021 under National Policy 12-203 - Management Cease Trade Orders. The MCTO was revoked on July 2, 2021.

Other than as set out in this Circular, none of the proposed directors (a) is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including Aris Mining) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director.

Mr. Garofalo was a director of Colossus Minerals Inc. (“Colossus”) from December 2012 to November 2013. On January 14, 2014, Colossus announced that it had filed a notice

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada), which was intended to enable Colossus to pursue a restructuring process. Colossus’ proposal and plan of reorganization was approved by creditors on February 25, 2014 and, following the approval of the Ontario Superior Court of Justice (Commercial List) in March 2014, was implemented by Colossus in April 2014. Such plan effectively converted all of Colossus’ outstanding debt, and its obligations under a precious metals stream agreement, into equity of the company.

Messrs. Martinez and Woodyer were directors and Mr. Iacono was a director and Executive Co-Chair of Pacific Exploration & Production Corporation. Effective August 2015, Mr. Woodyer resigned from the board and effective October 2016, Mr. Iacono retired from his position as Executive Co-Chair. In November 2016, Messrs. Iacono and Martinez resigned from the board. Pacific Exploration & Production Corporation undertook a comprehensive recapitalization and financing transaction that was implemented pursuant to a proceeding under the Companies Creditors’ Arrangement Act (Canada), together with appropriate proceedings in Colombia under Ley 1116 of 2006 and in the United States under chapter 15 of title 11 of the United States Code, and ultimately implemented a plan of arrangement and compromise on November 2, 2016.

Mr. Iacono was a director of US Oil Sands Inc. (“US Oil Sands”) from October 2013 until his resignation in June 2017. On September 14, 2017, the Court of Queen’s Bench of Alberta granted the application of the primary creditor of US Oil Sands to appoint a receiver and manager over all the assets, undertakings and property of US Oil Sands. Such appointment continues as of the date hereof.

Except as described below, none of the proposed directors has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Mr. Telfer entered into a settlement agreement with staff of the Ontario Securities Commission in September 2013 with respect to allegations that he acted contrary to the public interest in connection with a private share transaction in 2008. Pursuant to the settlement agreement, Mr. Telfer paid C$200,000 towards the cost of the investigation.

There is no arrangement or understanding between a proposed director and any other person or company as to the nomination of a proposed Director, except the directors and executive officers of the Company acting solely in such capacity.

The Board recommends Shareholders vote FOR the election of each of the nominees as a director. Unless you give other instructions, the management designees intend to vote FOR each nominee listed above to act as a director.

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

Appointment and Remuneration of Auditors

KPMG LLP is the Company’s auditor and was first appointed as the Company’s auditor on August 20, 2010.

The Board recommends Shareholders vote FOR the appointment of KPMG LLP as the auditor of Aris Mining for the 2023 fiscal year and to authorize the Board to set their remuneration. Unless you give other instructions, the management designees intend to vote FOR the appointment of KPMG LLP to act as the Company’s auditor until the close of Aris Mining’s next annual general meeting and to authorize the Board to fix the remuneration to be paid to the auditors.

Approval of the Company’s Amended and Restated Incentive Stock Option Plan

As more particularly described under the heading “Incentive Plan Awards – Stock Option Plan”, the Company has an incentive stock option plan (the “Stock Option Plan”) which was approved by the Board on May 26, 2020 and was last approved by Shareholders on June 4, 2020. The Company wishes to seek shareholder approval to amend and restate the Stock Option Plan by replacing the current Stock Option Plan with the Amended and Restated Stock Option Plan of the Company (the “Amended and Restated Option Plan”), which, was adopted by the Board on March 14, 2023 and is subject to Shareholder approval.

The current Stock Option Plan is summarized under the heading Incentive Plan Awards – Stock Option Plan”. The Board is seeking to amend and restate the Stock Option Plan with the Amended and Restated Option Plan in order to better align with current industry standards.

The Amended and Restated Option Plan is subject to receipt of all necessary regulatory approvals, including approval of the TSX and the approval of Shareholders.

Summary of Changes

The following is a summary of the key changes to the Stock Option Plan as a result of the Amended Plan and is qualified in its entirety by the full text of the Amended and Restated Option Plan, a copy of which is attached as Schedule “A”.

•	Increase to the number of Shares issuable under the Amended and Restated Option Plan, on a rolling basis, from 9% to 10% of issued and outstanding Shares of the Company.

•	Removal of certain TSX Venture Exchange restrictions and requirements that do not apply to the Company.

•	Addition of certain U.S. regulatory and tax provisions for the granting of qualified incentive stock options to U.S. persons under the U.S. tax code.

•	Other minor amendments of a housekeeping nature.

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

Summary of the Amended and Restated Option Plan

The following is a summary of the key provisions of the Amended and Restated Option Plan, and is qualified in its entirety by the full text of the Amended and Restated Option Plan, a copy of which is attached as Schedule “A”.

Granting and Vesting

Options under the Amended and Restated Option Plan may be granted to full- or part-time employees, including any officer of the Company, consultants of the Company, or a related entity of the Company. No Options may be granted to non-employee directors of the Company or a related entity of the Company. The Board approves Option grants to executive officers of the Company, while the Compensation Committee approves employee Option grants. Each Option entitles the holder to buy one Share, subject to adjustments in certain circumstances (see “Corporate Changes” below). The Board may grant Options having a term of up to five years, being the maximum Option period provided for under the Amended Stock Option Plan, however the Board may set shorter terms if it wishes. The Board also has the discretion to determine vesting restrictions, and in connection therewith determine the terms under which the vesting of Options may be accelerated.

Exercising Options

The Board determines an Option’s exercise price on the grant date. The exercise price must be at least equal to the market value of the Shares at that time (i.e. the closing price of the Shares on the TSX on the trading day immediately before the grant date).

Options cannot be exercised if the exercise period has expired. If Options expire during a trading blackout period, they can be exercised within 10 business days after the blackout period is lifted.

The Company does not provide any financial assistance to participants when they exercise their options.

Assigning or Transferring Options

Options cannot be assigned or transferred by an option holder to another person other than by will, by the laws governing the devolution of property in the event of death of such option holder, or by transfer to a personal holding company wholly-owned and controlled by such option holder (“Holding Company”) or to a registered retirement savings plan established for the sole benefit of such option holder (“RRSP”) or from a Holding Company or RRSP to such option holder.

Special Situations

If the Option holder is no longer eligible to participate in the Amended and Restated Option Plan, they have 90 days to exercise any vested Options, provided that no Options shall be exercisable beyond the original expiry date of the Option, except in the following situations:

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

•	on death, an estate has 365 days to exercise the vested Options, provided that no Options shall be exercisable beyond the original expiry date of such Options; and
•	on termination for cause, all Options terminate immediately.

The Board may in its sole discretion increase the periods permitted to exercise all or any of the Options following a termination of employment or engagement provided that no Options shall be exercisable beyond the original expiry date of the Option.

Restrictions

Shares Reserved for Issue

The aggregate number of Shares that may be reserved for issuance pursuant to the Amended and Restated Option Plan cannot exceed 10% of the outstanding Shares at the time of the granting of an Option, less the aggregate number of Shares then reserved for issuance pursuant to any other security based compensation arrangements.

The plan limits the number of Shares that can be reserved for issue under the Amended and Restated Option Plan for a single individual to no more than 5% of Shares outstanding (on a non-diluted basis) on the grant date.

Shares that were reserved for options that expire, are cancelled or otherwise terminated for any reason other than exercise can be used for other options issued under the Amended Plan.

Restrictions for Insiders

The maximum number of Options to be granted under the Amended and Restated Option Plan to Insiders, together with the number of Shares issuable to Insiders pursuant to Options granted under any other security based compensation arrangements, may not exceed 10% of the Shares issued and outstanding on a non-diluted basis at the grant date of the Options.

The maximum number of Shares issued within any one-year period under the Amended and Restated Option Plan to Insiders, together with the number of Shares issued to Insiders pursuant to Options granted under any other security based compensation arrangements, may not exceed 10% of the Shares issued and outstanding on a non-diluted basis.

Grants to Non-Employee Directors or Related Entities of the Company

No Options may be granted to non-Employee directors of the Company or a related entity of the Company under the Amended and Restated Option Plan.

Corporate Changes

If the Company subdivides, consolidates or reclassifies its outstanding Shares or completes any other capital adjustment, the number of Shares reserved or authorized to be reserved under the Amended and Restated Option Plan and the number of Shares

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

receivable on the exercise of any outstanding Options and the relevant option price will be increased or decreased proportionately, as appropriate, and other adjustments will be made as deemed necessary or equitable by the Board.

If the Company amalgamates, consolidates or merges with or into another body corporate, Option holders are entitled to receive other securities, property or cash (in lieu of Shares) a participant would have received upon such amalgamation, consolidation or merger, had the options been exercised for Shares immediately prior thereto and the Option price adjusted as deemed necessary or equitable by the Board.

If it is imminent that Shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation, or other corporate arrangement or reorganization, the Board may, in a fair and equitable manner, at its option determine the manner in which all unexercised option rights granted under the Amended and Restated Option Plan shall be treated including, for example, requiring the acceleration of the period for exercising Options under the Amended and Restated Option Plan and for fulfilling any conditions or restrictions when they are exercised, among other things.

If a third party makes an offer to buy all of the Shares by means of a take-over bid circular, the Board may, in a fair and equitable manner, at its option require the acceleration of the period for exercising Options under the plan and for fulfilling any conditions or restrictions when they are exercised.

Plan Amendments

Except as described below, Shareholders must approve all changes to the Amended and Restated Option Plan, including changes that involve changing the number of Shares that can be reserved for issue under the plan, including:

•	Increasing the fixed maximum number or fixed maximum percentage
•	Changing from a fixed maximum number to a fixed maximum percentage, or vice versa

The Company will not need Shareholder approval to make changes such as:

•	Changing the termination provisions of the Options or the Amended and Restated Option Plan, as long as the changes do not have the effect of extending the Options beyond their original expiry date;
•	Adding a cashless exercise feature that can be paid in cash or securities, whether or not it reduces the number of underlying Shares from the Company’s reserve;
•	Making housekeeping changes, like correcting errors or clarifying ambiguities; or
•	Updating the plan to reflect changes in the governing laws, including any TSX requirements.

The Board may amend, modify or terminate any outstanding Option, including substituting it for another award, changing the exercise date or making other changes,

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

provided, however, that the Option holder’s consent is required unless the action would not be material and adverse to the Option holder or if the change is specifically permitted under the Amended and Restated Option Plan. The Board may not extend the exercise period or lower the exercise price on any outstanding Option, unless it receives Shareholder approval.

If the Board intends to reduce the exercise price of any outstanding Option granted to an insider, or extend the exercise period, we must receive approval from disinterested Shareholders, according to the terms of the Amended and Restated Option Plan and the TSX, and other regulatory requirements.

Other Terms and Conditions

•	The Amended and Restated Option Plan contains requirements for the granting of qualified incentive stock options under the United States tax code;
•	The Board can suspend or terminate the Amended and Restated Option Plan at any time, and impose other terms and conditions on any Options granted under the Amended and Restated Option Plan;
•

The Board can change or terminate the Amended and Restated Option Plan and any outstanding Options if a securities regulator, stock exchange or market requires it as a condition of approving a distribution of Shares to the public, or to obtain or maintain a listing or quotation of the Shares.

Form of Resolution and Vote Required

In accordance with the policies of the TSX and the Stock Option Plan, the Company is required to seek Shareholder approval with respect to the adoption of the Amended and Restated Option Plan.

Accordingly, at the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve an ordinary resolution (the “Stock Option Plan Resolution”) authorizing and approving the adoption of the Amended and Restated Option Plan and all unallocated options, rights or other entitlements pursuant to the Amended and Restated Option Plan.

The text of the Stock Option Plan Resolution, which will be submitted to Shareholders at the Meeting or any postponement or adjournment thereof, is set forth below:

“BE IT RESOLVED as an ordinary resolution of the Shareholders of the Company that:

1.

the adoption of the Amended and Restated Option Plan in substantially the form appended as Schedule “A” to the Management Information Circular of the Company dated March 28, 2023, is approved and authorized effective from the date determined by the Board of Directors of the Company;

2.	all unallocated options, rights or other entitlements issuable pursuant to the Amended and Restated Option Plan, as amended from time to time, are approved and authorized;

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

3.

future shareholder approval of the unallocated options, rights or other entitlements issuable pursuant to the Amended and Restated Option Plan will be required on or before May 11, 2026, being the date that is three years from the date of approval of this resolution; and

4.

any one director or executive officer of the Company is authorized and directed, on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things that may be necessary or desirable to give effect to this ordinary resolution “

In order for the foregoing ordinary resolution to be adopted, it must be approved by the affirmative votes cast by holders of not less than a simple majority of the Shares represented in person or by proxy at the Meeting that vote on such resolution. The Board recommends Shareholders vote FOR the Stock Option Plan Resolution. Unless you give other instructions, the management designees intend to vote FOR the Stock Option Plan Resolution.

In accordance with the rules and policies of the TSX, shareholder approval is required every three years for all unallocated options, rights or other entitlements under a security based compensation arrangement that does not have a fixed maximum aggregate of securities issuable, such as the Stock Option Plan. In the event that the Stock Option Plan Resolution is not approved by Shareholders at the Meeting, the Amended and Restated Option Plan will not be adopted and the three-year term prescribed by the TSX for all unallocated options, rights or other entitlements under the Stock Option Plan will expire on June 4, 2023. As a result, if approval of the Stock Option Plan Resolution is not obtained at the Meeting, Options which have not been allocated under the Stock Option Plan as of June 4, 2023 and Options which are outstanding under the Stock Option Plan as of June 4, 2023 and are subsequently cancelled, terminated or exercised will not be available for a new grant of Options. Previously allocated Options under the Stock Option Plan will be unaffected by the approval or disapproval of the Stock Option Plan Resolution.

Stock Options, as a component of long-term incentive plans, provide employees the ability to participate in ownership and growth of the Company, which can be a motivational tool that aligns the interests of employees and owners. In the event the Company is not able to issue any Options, the Company may not be able to provide market-competitive compensation packages to attract and retain key personnel to its business.

Director Compensation

On September 26, 2022, following the Aris Mining Transaction, the new Board and management team was put in place and adopted new compensation philosophies for the directors as more particularly described below. For more information on the Aris Mining Transaction, please refer to the Company’s news release dated September 26,

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

2022 and the most recent Annual Information Form of the Company, both of which are available under the Company’s profile on SEDAR at www.sedar.com.

As the new Board primarily consists of the former directors of Aris Gold, a wholly owned subsidiary of the Company following the Aris Mining Transaction, the disclosure below includes compensation any such director received for the services they performed in their capacity as a director of both Aris Mining and Aris Gold for the full year of 2022. Neither Aris Mining nor Aris Gold compensates executive directors for the services they perform in their capacity as directors.

Summary Compensation Table

The following table details the compensation paid to non-executive directors for the 12-month period ended December 31, 2022.

Name	Date joined Board and date resigned	Fees earned (US$)(1)	Share- based awards (US$)(2)	Option- based awards (US$)	All other compensation (US$)	Total (US$)

Ian Telfer(3)	September 26, 2022 to present	122,297	70,192	Nil	Nil	192,489

Peter Marrone(3)	September 26, 2022 to present	89,803	56,731	Nil	Nil	146,534

David Garofalo(3)	September 26, 2022 to present	91,629	56,731	Nil	Nil	148,360

Daniela Cambone(3)	September 26, 2022 to present	56,731	56,731	Nil	Nil	113,462

Mónica de Greiff(4)	October 1, 2022 to present	22,500	18,750	Nil	Nil	41,250

Attie Roux(3)(5)	September 26, 2022 to present	67,500	56,731	Nil	Nil	124,231

Serafino Iacono(6)(7)	August 6, 2010 to present	56,731	56,731	Nil	Nil	113,462

Hernan Martinez(7)	June 10, 2011 to present	123,008	499,726(8)	Nil	Nil	622,734

Miguel de la Campa(9)	August 6, 2010 to September 26, 2022	128,820	442,995(10)	Nil	Nil	571,815

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

Name	Date joined Board and date resigned	Fees earned (US$)(1)	Share- based awards (US$)(2)	Option- based awards (US$)	All other compensation (US$)	Total (US$)

De Lyle Bloomquist(9)	August 16, 2017 to September 26, 2022	112,527	351,812(10)	Nil	Nil	464,339

Robert Metcalfe(9)	June 10, 2011 to September 26, 2022	150,938	442,995(10)	Nil	Nil	593,933

Jaime Branger(9)	June 10, 2011 to September 26, 2022	119,891	442,995(10)	Nil	Nil	562,886

Belinda Labatte(9)	August 18, 2021 to September 6, 2022	112,527	167,173(10)	Nil	Nil	279,700

TOTAL		1,254,902	2,720,293	Nil	Nil	3,975,195

Notes:

1.

In September 2022, the Board approved an annual retainer for each member of the Board in the aggregate amount of US$150,000 per year, payable as to 50% in cash and 50% in DSUs granted pursuant to the terms of the Company’s Deferred Share Unit Plan dated effective as of September 26, 2022 (the “DSU Plan”). The Board also approved a cash fee of US$100,000 per year for the Chair of the Board, a cash fee of US$20,000 per year for the Chair of the Audit Committee and a cash fee of US$15,000 per year for the Chair of each Board committee. The value in this column reflects the aggregate cash portion of the retainer that was paid to directors by Aris Mining and in the case of former Aris Gold directors, Aris Gold, during the 12-month period ended December 31, 2022.

2.

Share-based awards sets out the value of DSUs granted pursuant to the terms of the DSU Plan in the respective fiscal period. The number of DSUs awarded is linked to the price of Shares at the time of the grant. The amount disclosed in this column is the cash value of the DSUs granted to the directors with the actual number granted to be determined based on the price of the Shares at the date of grant. The number of DSUs awarded is determined on the grant date by dividing the dollar amount of the compensation payable in DSUs on the grant date by the closing price of a Share on that date. See “Director Compensation – Directors’ Deferred Share Unit Plan”.

3.

On September 26, 2022, following the Aris Mining Transaction, the new Board and management team was put in place. Amounts disclosed represent compensation received for services performed in their capacity as a director of Aris Gold, a wholly-owned subsidiary of the Company, from January 1, 2022 to September 26, 2022 and as a director of Aris Mining from September 26, 2022 to December 31, 2022.

4.	Ms. de Greiff joined the Board on October 1, 2022. Amounts disclosed represent compensation received as director from October 1, 2022 to December 31, 2022.
5.

Mr. Roux is a non-executive director of the Company, however he is not an independent director as he also acts as a technical consultant to the Company. In his capacity as a consultant, he receives a monthly fee of US$25,000 and is eligible for an annual bonus. This table discloses the compensation paid to Mr. Roux in his capacity as a non-executive director for the period September 26, 2022 to December 31, 2022.

6.

Mr. Iacono also served as the former Executive Chair of the Company from January 1, 2022 to September 26, 2022. The compensation disclosed represent the fees paid to Mr. Iacono solely in his capacity as a director of the Company and a director of Aris Gold during the 12-month period ended December 31, 2022.

7.	Includes compensation received as Director of Aris Gold from January 1, 2022 to September 26, 2022.
8.

Includes the 170,040 DSUs held by Mr. Martinez under the Company’s previous deferred share unit plan (the “Previous DSU Plan”) that were cancelled pursuant to the terms of the Aris Mining Transaction and for which Mr. Martinez received a lump sum payment on September 23, 2022 of US$442,995 representing the Fair Market Value (as defined in the Previous DSU Plan) of DSUs cancelled.

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

9.

On September 26, 2022, following the Aris Mining Transaction, the new Board and management team was put in place. Amounts disclosed represent compensation received as a director of the Company from January 1, 2022 to September 25, 2022.

10.

DSUs previously granted to members of the Board who did not remain on the Board following the Aris Mining Transaction were settled in cash based on the terms of the Company’s previous board compensation agreements. Amounts disclosed represent the value of the DSUs settled on September 19, 2022. Please see the footnotes to the table under the heading entitled “Outstanding Share-based Awards and Option-based Awards” for more details on the DSU settlements.

Objective of Director Compensation

The main objective of Aris Mining’s director compensation program is to attract and retain directors with a broad range of skills and strategic expertise who are also able to successfully carry out the Board’s mandate. As a gold mining company with operations in international environments, directors are required to devote significant time and energy to the performance of their duties, including preparing for and attending Board meetings and mine site visits, participating on Board committees and ensuring that they stay informed about Aris Mining’s business and trends and developments affecting the mining industry. Furthermore, Aris Mining’s business strategy incorporates an aggressive growth profile which places additional requirements on the directors. In order to attract and retain directors who meet these expectations, the Board believes that the Company must offer a competitive compensation package that is aligned with market practices of its peer group.

Director Compensation Policies and Approach

The Board currently consists of nine directors, of which eight are non-executive and six are independent. The non-executive directors are compensated in accordance with guidelines established by the Compensation Committee. Aris Mining does not compensate executive directors for the services they perform in their capacity as directors.

Aris Mining maintains a flat-fee compensation program consisting of an annual retainer and additional compensation for being the Chair of the Board or a Chair of a committee as described in the table below. This flat-fee approach does not provide for any fees for attendance at Board or committee meetings or any other meeting compensation, nor does it provide travel per diems or compensation for travel time. This streamlined fixed retainer approach recognizes that meeting attendance is a minimum expectation, simplifies the administration of Board compensation and provides for greater predictability in forecasting Board compensation expense. The annual retainer is paid in a 50%/50% mix of cash and share-based awards consisting of DSUs issued pursuant to the Company’s DSU Plan.

The following table summarizes Aris Mining’s 2022 annualized Board compensation arrangements that were initially adopted on September 26, 2022 following the Aris Mining Transaction. The Compensation Committee monitors director compensation practices among Canadian mining and other resource-based companies and will consider if any modifications are required to the Board compensation philosophy or approach for 2023.

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

Compensation component	2022 (US$)

Annual retainer – cash portion	75,000

Annual retainer – DSU portion	75,000

Fee for the Chair of the Board (paid 50% in cash, 50% in DSUs)	100,000

Fee for Chair of the Audit Committee (paid in cash)	20,000

Fee for Chair of all other Board committees (paid in cash)	15,000

In line with its peers, the Company has adopted DSUs as the preferred approach to providing a significant portion of the total Board compensation as equity-based, and the Company does not issue stock options to non-executive directors. DSUs are notional Shares that have the same value at any given time as the Shares, but do not entitle the participant to any voting or other Shareholder rights and are non-dilutive to Shareholders. DSUs awarded to directors are normally issued at the end of each quarter and vest immediately on the date of grant. DSUs are cash-settled in accordance with their terms at the prevailing market price (the five-day volume weighted average price) of the Shares following the director ceasing to be a member of the Board.

The Board believes that inclusion of ‘at-risk’ compensation promotes the objectives of director retention and alignment with long-term Shareholders.

The Company encourages its Directors and employees to be shareholders. The following table shows the breakdown of equity securities held by the current non-executive directors as of March 28, 2023 along with their value.

Name	Annual retainer (US$)	Total number of Shares	Total number of DSUs (#)	Market value of total ownership (US$)(1)

Ian Telfer	150,000	290,600	45,455	1,033,370

Daniela Cambone	150,000	2,250	40,100	130,226

Mónica de Greiff	150,000	nil	7,476	22,989

David Garofalo	150,000	145,350	40,100	570,259

Serafino Iacono	150,000	2,074,769	40,100	6,503,230

Peter Marrone	150,000	1,307,550	40,100	4,144,029

Hernan Martinez	150,000	373,301	80,387	1,395,092

Attie Roux(2)	150,000	145,300	40,100	570,106

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

Notes:

1.

The value of Shares and share-units are based on the closing price of the Shares on the TSX on March 28, 2023 of C$4.19 converted to U.S. dollars using an exchange rate of C$1.3626 for US$1.00, being the daily exchange rate as quoted by the Bank of Canada on March 28, 2023.

2.

Mr. Roux is a non-executive director of the Company, however he is not an independent director as he also acts as a technical consultant to the Company. In his capacity as a consultant he receives a monthly fee of US$25,000 and is eligible for an annual bonus. This table discloses the compensation paid to Mr. Roux in his capacity as a non-executive director.

Directors’ Deferred Share Unit Plan

The DSU Plan was established to promote the interests of the Company by attracting and retaining qualified persons to serve on the Board and to better align the long-term interests of DSU Plan participants and the Shareholders of the Company. Pursuant to the DSU Plan, non-executive directors who are eligible to participate in the DSU Plan (each, a “Participant”) may be granted DSUs entitling such Participant to a right to receive, in accordance with the terms and conditions of the DSU Plan, the cash equivalent of the Fair Market Value (as defined below) of one Share per DSU upon vesting.

A portion of the non-employee directors’ annual retainer (the “Annual Base Compensation”) is paid in DSUs. A DSU is a unit credited to a Participant by way of a bookkeeping entry in the books of the Company, the value of which is equivalent to a Share. All DSUs paid with respect to Annual Base Compensation will be credited to the director by means of an entry in a notional account in their favour on the books of the Company (a “DSU Account”) on a quarterly basis, with each installment credited following the last business day of the fiscal quarter to which it applies. The director’s DSU Account is credited with the number of DSUs calculated to the nearest whole DSU, determined by dividing the dollar amount of compensation payable in DSUs on the payment date by the Fair Market Value of a Share at the time of grant; “Fair Market Value” is defined in the DSU Plan as the five-day volume weighted average trading price of a Share on the TSX (if the Shares are listed on the TSX) which is calculated by dividing the total value by the total volume of the Shares traded on the TSX (if the Shares are listed on the TSX) for the five consecutive trading days immediately preceding the date of grant or the redemption date, as applicable.

Generally, a Participant will be entitled to redeem their DSUs during the period commencing on the business day immediately following the date upon which the director ceases to hold any position as a director of the Company and its subsidiaries and is no longer otherwise employed by the Company or its subsidiaries, including in the event of death of the Participant (in each case, the “DSU Plan Termination Date”) and ending on the 90th day following the DSU Plan Termination Date. Upon redemptions under the DSU Plan, the Company must provide to the relevant director within 30 days of the redemption date, payment of a cash amount to such director equal to the number of DSUs multiplied by the Fair Market Value on the redemption date, subject to any applicable deductions and withholdings.

No right to receive payment of DSUs and other benefits under the DSU Plan are transferable or assignable by a Participant except on death by way of designating a beneficiary in writing, or failing which, by will or laws of descent and distribution.

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

Subject to receipt of any necessary regulatory or other approval, the DSU Plan may be amended, suspended or terminated at any time by the Board in whole or in part, provided that no such change to the DSU Plan shall, without the consent of the Participants affected by the amendment, alter or impair any rights or obligations of such Participants with respect to any DSUs granted prior to the date of the amendment and no amendment may be made if it would disqualify the DSU Plan and an entitlement to

DSUs from being a prescribed plan for the purposes of the definition of “salary deferral arrangement” pursuant to the Income Tax Act (Canada) and the regulations thereunder.

Outstanding Share-based Awards and Option-based Awards

The following table sets forth particulars of all outstanding Option-based and Share-based awards granted to the non-executive directors and which were outstanding as at December 31, 2022.

	Option-based awards				Share-based awards

Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the- money options(1) (C$)	Number of DSUs (#)	Number of shares or units of shares not vested (#)	Market or payout value of share- based awards not vested (US$)(2)	Market or payout value of vested share- based awards not paid out or distributed (US$)(2)

Ian Telfer	Nil	Nil	Nil	Nil	45,455(3)	45,455	112,429	Nil

Daniela Cambone	Nil	Nil	Nil	Nil	40,100(3)	40,100	99,184	Nil

Mónica de Greiff	Nil	Nil	Nil	Nil	7,476	7,476	18,492	Nil

David Garofalo	Nil	Nil	Nil	Nil	40,100(3)	40,100	99,184	Nil

Serafino Iacono	500,000(4)	4.00	Mar 1, 2025	Nil(1)	40,100(3)	40,100	99,184	Nil

Peter Marrone	Nil	Nil	Nil	Nil	40,100(3)	40,100	99,184	Nil

Hernan Martinez	Nil	Nil	Nil	Nil	80,387(3)(5)	80,387	198,830	Nil

Attie Roux	Nil	Nil	Nil	Nil	40,100(3)	126,523(6)	312,944	Nil

Miguel de la Campa(7)	75,000	3.16	Jun 14, 2023	14,250	Nil(8)	Nil	Nil	Nil

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

	Option-based awards				Share-based awards

Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the- money options(1) (C$)	Number of DSUs (#)	Number of shares or units of shares not vested (#)	Market or payout value of share- based awards not vested (US$)(2)	Market or payout value of vested share- based awards not paid out or distributed (US$)(2)

De Lyle Bloomquist(7)	50,000	3.16	Jun 14, 2023	9,500	Nil(9)	Nil	Nil	Nil

Robert Metcalfe(7)	Nil	Nil	Nil	Nil	Nil(10)	Nil	Nil	Nil

Jaime Branger(7)	50,000	3.16	Jun 14, 2023	9,500	Nil(11)	Nil	Nil	Nil

Belinda Labatte(7)	Nil	Nil	Nil	Nil	Nil(12)	Nil	Nil	Nil

Notes:

1.

Value is calculated as the difference between the C$ exercise price of a stock option and the closing price of the Shares on the TSX of C$3.35 on December 30, 2022 converted to US$ using an exchange rate of C$1.3544 for US$1.00, being the daily exchange rate as quoted by the Bank of Canada on December 30, 2022.

2.

Value based on a Share price of C$3.35 being the closing price of the Shares on the TSX on December 30, 2022 converted to US$ using an exchange rate of C$1.3544 for US$1.00, being the daily exchange rate as quoted by the Bank of Canada on December 30, 2022.

3.

Includes Aris Gold DSUs granted as compensation for services as a director of Aris Gold which were adjusted, and the obligations thereunder assumed by the Company, pursuant to the terms of the Aris Mining Transaction based on the Exchange Ratio of 0.5 DSU of the Company for each Aris Gold DSU.

4.

Options were granted to Mr. Iacono in his capacity as a director of Caldas Gold Corp. (later renamed Aris Gold Corporation) in 2020. Following the Aris Mining Transaction, Aris Gold options were adjusted in accordance with their terms and the Exchange Ratio with each option of Aris Gold becoming exercisable for 0.5 Shares at the original exercise price.

5.

This number is net of the 170,040 DSUs held by Mr. Martinez under the Previous DSU Plan that were cancelled and paid out on September 23, 2022 pursuant to the Aris Mining Transaction. The amount received by Mr. Martinez of US$442,995 represents the Fair Market of DSUs cancelled.

6.

Mr. Roux is a non-executive director of the Company, however he is not an independent director as he also acts as a technical consultant to the Company. In his capacity as a consultant he is eligible to participate in Aris Mining’s performance share unit plan (the “PSU Plan”). During the year ended December 31, 2022, Mr. Roux received 33,126 Aris Gold PSU units which are not vested as well as 21,083 DSU units. Aris Gold PSUs granted as compensation for services provided to Aris Gold which were adjusted, and the obligations assumed by the Company, pursuant to the Aris Mining Transaction at the Exchange Ratio of 0.5 DSU of the Company for each PSU of Aris Gold granted.

7.	Resigned as a director of the Company on September 26, 2022 following the Aris Mining Transaction.
8.

Pursuant to the terms of the Aris Mining Transaction, the 170,040 DSUs held by Mr. de la Campa under the Previous DSU Plan were cancelled and Mr. de la Campa received a lump sum payment on September 23, 2022 of US$442,995 representing the Fair Market Value of the DSUs cancelled.

9.

Pursuant to the terms of the Aris Mining Transaction, the 135,040 DSUs held by Mr. Bloomquist under the Previous DSU Plan were cancelled and Mr. Bloomquist received a lump sum payment on September 23, 2022 of US$351,812 representing the Fair Market Value of the DSUs cancelled.

10.

Pursuant to the terms of the Aris Mining Transaction, the 170,040 DSUs held by Mr. Metcalfe under the Previous DSU Plan were cancelled and Mr. Metcalfe received a lump sum payment on September 23, 2022 of US$442,995 representing the Fair Market Value of the DSUs cancelled.

11.

Pursuant to the terms of the Aris Mining Transaction, the 170,040 DSUs held by Mr. Branger under the Previous DSU Plan were cancelled and Mr. Branger received a lump sum payment on September 23, 2022 of US$442,995 representing the Fair Market Value of the DSUs cancelled.

12.

Pursuant to the terms of the Aris Mining Transaction, the 64,168 DSUs held by Ms. Labatt under the Previous DSU Plan were cancelled and Ms. Labatt received a lump sum payment on September 23, 2022 of US$167,173 representing the Fair Market Value of the DSUs cancelled.

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

Incentive Plan Awards – Value Vested or Earned during the Year

The following table sets forth particulars of all share-based awards vested or earned by each director who is or was a non-executive director for the 12-month period ended December 31, 2022.

Name	Option-based awards – value vested during the year (US$)	Share-based awards – value vested during the year (US$)(1)	Non-equity incentive plan compensation – value earned during the year (US$)

Ian Telfer	Nil	Nil	Nil

Daniela Cambone	Nil	Nil	Nil

Mónica de Greiff	Nil	Nil	Nil

David Garofalo	Nil	Nil	Nil

Serafino Iacono	Nil	Nil	Nil

Peter Marrone	Nil	Nil	Nil

Hernan Martinez	Nil	442,995(2)	Nil

Attie Roux	Nil	Nil	Nil

Miguel de la Campa(3)	Nil	442,995(4)	Nil

De Lyle Bloomquist(3)	Nil	351,812(5)	Nil

Robert Metcalfe(3)	Nil	442,995(6)	Nil

Jaime Branger(3)	Nil	442,995(7)	Nil

Belinda Labatte(3)	Nil	167,173(8)	Nil

Notes:

1.

The DSUs are equity linked as the number of DSUs payable is determined by dividing the dollar amount of compensation payable by the Fair Market Value at the time of the award. Upon redemption, the relevant director is paid out in cash by multiplying the number of DSUs credited to him/her by the Fair Market Value.

2.

Pursuant to the terms of the Aris Mining Transaction, the 170,040 DSUs held by Mr. Martinez under the Previous DSU Plan were cancelled and Mr. Martinez received a lump sum payment on September 23, 2022 of US$442,995 representing the Fair Market Value of the DSUs cancelled.

3.	Resigned as a director of the Company on September 26, 2022 following the Aris Mining Transaction.
4.

Pursuant to the terms of the Aris Mining Transaction, the 170,040 DSUs held by Mr. de la Campa under the Previous DSU Plan were cancelled and Mr. de la Campa received a lump sum payment on September 23, 2022 of US$442,995, representing the Fair Market Value of the DSUs cancelled.

5.

Pursuant to the terms of the Aris Mining Transaction, the 135,040 DSUs held by Mr. Bloomquist under the Previous DSU Plan were cancelled and Mr. Bloomquist received a lump sum payment on September 23, 2022 of US$351,812, representing the Fair Market Value of the DSUs cancelled.

6.

Pursuant to the terms of the Aris Mining Transaction, the 170,040 DSUs held by Mr. Metcalfe under the Previous DSU Plan were cancelled and Mr. Metcalfe received a lump sum payment on September 23, 2022 of US$442,995, representing the Fair Market Value of the DSUs cancelled.

7.

Pursuant to the terms of the Aris Mining Transaction, the 170,040 DSUs held by Mr. Branger under the Previous DSU Plan were cancelled and Mr. Branger received a lump sum payment on September 23, 2022 of US$442,995, representing the Fair Market Value of the DSUs cancelled.

8.

Pursuant to the terms of the Aris Mining Transaction, the 64,168 DSUs held by Ms. Labatt under the Previous DSU Plan were cancelled and Ms. Labatt received a lump sum payment on September 23, 2022 of US$167,173, representing the Fair Market Value of the DSUs cancelled.

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

Executive Compensation

Background

On September 26, 2022, following the Aris Mining Transaction, the new Board and management team was put in place and continued compensation philosophies for the executives that were consistent with what was adopted by Aris Gold and as more particularly described below. For more information on the Aris Mining Transaction, please see “Election of Directors - Background” above and refer to the Company’s news release dated September 26, 2022 and the most recent Annual Information Form of the Company, both of which are available under the Company’s profile on SEDAR at www.sedar.com.

Summary

As required by Form 51-102F6 – Statement of Executive Compensation (“Form 51-102F6”), the information set out in this circular relating to the compensation earned by each NEO (as defined below) is for the fiscal period ended December 31, 2022, and the two prior fiscal years. On September 26, 2022, the Company was renamed Aris Mining Corporation and a new Board of Directors and management team was put in place. The new Board continued compensation philosophies and arrangements for its senior executive officers that were consistent with what was adopted by Aris Gold and each senior executive officer entered into new employment contracts with the Company effective September 26, 2022. The disclosure below includes compensation any such NEO (as defined below) received for the services they performed at Aris Mining and Aris Gold during 2022, and the two prior fiscal years.

In Colombia, Aris Mining operates several high-grade underground mines at its Segovia operations and the Marmato mine, which together generated $400 million of revenue during 2022. Aris Mining also owns two advanced development projects, the lower mine expansion at the Marmato mine and the Toroparu project in Guyana and is the operator and a 20% shareholder of the Soto Norte project in Colombia, with an option to increase its ownership of Soto Norte to 50%. Aris Mining also owns the Juby Project in Canada, a gold exploration project. Aris Mining plans to pursue acquisition and other growth opportunities to unlock value creation from scale and diversification. To implement its strategy, Aris Mining utilizes the extensive experience of its management team in acquiring, operating and building gold mines with the strong industry relationships of the Board. The objective of Aris Mining’s executive compensation program is to support the Company’s business strategy by attracting and retaining talented employees through, among other incentives, market competitive compensation. This includes paying for performance with “at-risk” compensation linked to the Company’s strategic goals, operational objectives, aligning long-term performance rewards with Shareholders’

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

interests, and providing the flexibility necessary to complement the entrepreneurial nature of Aris Mining’s growth strategy.

The philosophy underlying Aris Mining’s executive compensation program is to provide an attractive, flexible, and market-based compensation program tied to performance and aligned with Shareholders’ interests. In determining performance, the Company considers its Share price and total Shareholder return relative to a peer group to be its preferred long-term performance metrics as these most directly align management with the Shareholders’ experience. Further, the Company encourages its management team to be Shareholders and has developed an executive compensation pay mix that provides a significant proportion of total compensation being both long-term and equity-based. For its senior executive officers, the Company has established minimum share ownership requirements.

Named Executive Officers

For the purpose of this Compensation Discussion and Analysis section, “NEO” or “Named Executive Officer” means each of the following individuals:

(a)	the CEO;
(b)	the CFO;
(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than C$150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

For the year ended December 31, 2022, the Company’s NEOs were:

• Neil Woodyer	Chief Executive Officer
• Douglas Bowlby	Executive Vice President and Chief Financial Officer
• Richard Thomas	Chief Operating Officer
• Tyron Breytenbach	Senior Vice President, Capital Markets
• Ashley Baker	General Counsel and Corporate Secretary
• Lombardo Paredes	Former Chief Executive Officer
• Michael Davies	Former Chief Financial Officer

All of the NEOs from the current management team served in similar roles with Aris Gold, a wholly-owned subsidiary of the Company, before the Aris Mining Transaction.

Following the Aris Mining Transaction, the new Board continued compensation philosophies and arrangements for its senior executive officers that were consistent with what Aris Gold had adopted and each senior executive officer entered into new employment contracts with the Company.

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

See “Summary Compensation Table” below for details of the payments made to the NEOs for the fiscal year ended December 31, 2022.

Summary Compensation Table

Name and principal position	Year	Salary (US$)	Share based awards (US$)	Option based awards (US$)(2)	Non-equity incentive plan compensation (US$)		Pension value (US$)	All other comp. (US$)	Total (US$)
					Annual incentive plans	Long- term incentive plans
Current Management Team

Neil Woodyer(3)(4)(5) Chief Executive Officer	2022	567,708	825,000(1)	325,000	500,000	Nil	Nil	Nil	2,217,708
	2021	458,333	1,499,998(1)	499,999	Nil	Nil	Nil	Nil	2,458,330
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Douglas Bowlby(3)(4) Executive Vice President & Chief Financial Officer	2022	396,875	300,000	175,000	375,000	Nil	Nil	Nil	1,246,875
	2021	320,833	393,749(1)	262,499	393,750	Nil	Nil	Nil	1,370,831
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Richard Thomas(3)(7) Chief Operating Officer	2022	302,818	125,000(1)	50,000	225,000	Nil	Nil	Nil	702,818
	2021	175,000	74,998(1)	74,998	100,000	Nil	Nil	N/A	424,996
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Tyron Breytenbach(3)(6) Senior Vice President, Capital Markets	2022	233,331	318,750(1)	275,000	131,250	Nil	Nil	Nil	958,331
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Ashley Baker (3)(4) General Counsel and Corporate Secretary	2022	252,083	156,250(1)	75,000	243,750	Nil	Nil	Nil	727,083
	2021	206,250	168,749(1)	112,499	168,750	Nil	Nil	Nil	656,248
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Former Management Team

Lombardo Paredes Arenas(9) Former Chief Executive Officer	2022(8)	373,611	Nil	256,200	Nil	Nil	Nil	4,213,403(10) 36,000(11)	4,879,214
	2021	418,750	175,000	188,293	246,960	Nil	Nil	48,000(11) 150,000(12)	1,227,003
	2020	387,500	115,000	111,585	170,000	Nil	Nil	48,000(11) 56,500(13)	888,585

Michael Davies Former Chief Financial Officer	2022(8)	257,308	Nil	140,000	Nil	Nil	Nil	3,654,842(10)	4,052,150
	2021	332,000	125,000	134,495	164,640	Nil	Nil	150,000(12)	906,135
	2020	313,750	100,000	83,689	89,760	Nil	Nil	56,500(13)	643,699

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

Notes:

1.

Share-based awards includes the award value of the PSUs granted to the NEOs and the value of Shares purchased in the open market using such portion of the NEO’s total incentive bonus as follows: Mr. Woodyer 100%, Mr. Bowlby 25%, Mr. Breytenbach 25%, Ms. Baker 25% and Mr. Thomas 25%. These NEOs were required to use at least that portion (net tax and other statutory deductions) to acquire Shares in the open market following payment of the bonus amount. To date, only Messrs. Woodyer and Bowlby and Ms. Baker have completed their share purchases. The number of PSUs granted to each NEO is determined by dividing the award value by the Market Value (with currency conversion) as at the end of the last trading day immediately preceding the award date, rounded down to the next whole number.

2.

The Option-based award sets out the Black-Scholes value of the Options granted in the respective year. The values have been calculated using the same basis as those disclosed in the financial statements for the years ended December 31, 2022, December 31, 2021 and December 31, 2020.

3.

Such person became an NEO of the Company on September 26, 2022 following the Aris Mining Transaction and was previously an officer of Aris Gold, a wholly-owned subsidiary of the Company, prior to such date. This disclosure represents the aggregate compensation received as an NEO of Aris Gold from January 1, 2022 to September 26, 2022 and as an NEO of the Company from September 26, 2022 to December 31, 2022.

4.	Such person was employed by Aris Gold on February 4, 2021 and, prior to such date, was not employed by Aris Gold or the Company.
5.	Mr. Woodyer is not compensated in his capacity as a Director.
6.

Mr. Breytenbach was employed by Aris Gold on June 1, 2022 and, prior to such date, was not employed by Aris Gold or the Company. This disclosure represents the compensation received from June 1, 2022 to December 31, 2022.

7.	Mr. Thomas was employed by Aris Gold on April 6, 2021 and, prior to such date, was not employed by Aris Gold or the Company.
8.

Such persons ceased to be an NEO of the Company on September 26, 2022 following the Aris Mining Transaction and was not employed by the Company subsequent to such date. This disclosure represents the compensation received from the Company from January 1, 2022 to September 26, 2022.

9.

A portion of the NEO’s salary and annual incentive was paid in Colombian pesos and has been converted to U.S. dollars based on the average exchange rate of COP 4,257.12, COP 3,747.24 and COP 3,691.27 per US$1.00 for 2022, 2021 and 2020, respectively, as reported by Banco de la Republica Colombia.

10.

As a result of the completion of the Aris Mining Transaction on September 26, 2022, Mr. Paredes, the former CEO of the Company and Mr. Davies, the former CFO of the Company were replaced by the current management team and were paid certain change of control and related severance payments from the Company under the terms of their employment agreements.

11.	Mr. Paredes received a monthly accommodation allowance of US$4,000 prior to his resignation on September 26, 2022.
12.	Represents bonus awarded to the NEO in connection with the successful completion of a senior unsecured note offering.
13.	Represents bonus awarded to the NEO in connection with the successful completion of a non-brokered private placement financing.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets forth particulars of all outstanding Share-based and option-based awards granted to the NEOs and which were outstanding as at December 31, 2022.

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

	Option-based awards				Share-based awards

Name and position	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiry date	Value of unexercised in-the- money options (C$)(1)	Number of shares or units of shares not vested (#)	Market or payout value of share- based awards not vested (US$)(2)	Market or payout value of vested share-based awards not paid out or distributed (US$)(2)

Current Management Team

Neil Woodyer Chief Executive Officer	228,658(3) 242,159(3)	6.20 3.80	Feb 12, 2024 Mar 23, 2025	Nil Nil	209,966(4)	519,334	Nil

Douglas Bowlby Executive Vice President & Chief Financial Officer	120,045(3) 130,393(3)	6.20 3.80	Feb 12, 2024 Mar 23, 2025	Nil Nil	111,681(4)	276,234	Nil

Richard Thomas Chief Operating Officer	34,298(3) 37,255(3)	6.20 3.80	Feb 12, 2024 Mar 23, 2025	Nil Nil	31,908(4)	78,922	Nil

Tyron Breytenbach Senior Vice President, Capital Markets	208,115(3)	3.72	May 31, 2025	Nil	93,500(4)	231,265	Nil

Ashley Baker General Counsel and Corporate Secretary	51,448(3) 55,882(3)	6.20 3.80	Feb 12, 2024 Mar 23, 2025	Nil Nil	47,863(4)	118,385	Nil

Former Management Team

Lombardo Paredes Arenas(5) Former Chief Executive Officer	140,000 183,000	6.04 5.84	Apr 1, 2026 Apr 1, 2027	Nil Nil	Nil	Nil	Nil

Michael Davies(5) Former Chief Financial Officer	150,000 100,000 90,000 100,000 100,000	3.16 3.67 4.05 6.04 5.84	Jun 14, 2023 Apr 1, 2024 Apr 1, 2025 Apr 1, 2026 Apr 1, 2027	28,500 Nil Nil Nil Nil	Nil	Nil	Nil

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

Notes:

1.	Value is calculated as the difference between the C$ exercise price of the stock option and the closing price of the Shares on the TSX on December 30, 2022, being C$3.35 per Share.
2.

Value based on a Share price of C$3.35 being the closing price of the Shares on the TSX on December 30, 2022 and converted to US$ using an exchange rate of C$1.3544 for US$1.00, being the daily exchange rate as quoted by the Bank of Canada on December 30, 2022.

3.

Options were granted in their capacity as an executive officer of Aris Gold prior to the Aris Mining Transaction. Following the Aris Mining Transaction, Aris Gold Options were adjusted in accordance with their terms and the Exchange Ratio with each Aris Gold Option becoming exercisable for 0.5 Shares at the original exercise price.

4.

PSUs were granted in their capacity as an executive officer of Aris Gold prior to the Aris Mining Transaction. Aris Gold PSUs were adjusted, and the obligations assumed by the Company, pursuant to the Aris Mining Transaction based on the Exchange Ratio of 0.5 PSU of the Company for each PSU of Aris Gold granted. PSUs are redeemable in cash.

5.	Such person ceased to be an NEO of the Company on September 26, 2022 following the Aris Mining Transaction and was not employed by the Company subsequent to such date.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth particulars of all Share-based, option-based and cash-based incentive plan awards vested by each NEO during the 12-month period ended December 31, 2022.

Name and position	Option-based awards – value vested during the year (US$)(1)(2)	Share-based awards – value vested during the year (U$)(3)	Non-equity incentive plan compensation – value earned during the year (US$)

Current Management Team

Neil Woodyer(4) Chief Executive Officer	Nil	Nil	500,000(5)

Douglas Bowlby(4) Chief Financial Officer & Executive Vice President	Nil	Nil	375,000(5)

Richard Thomas(4) Chief Operating Officer	Nil	Nil	225,000(5)

Tyron Breytenbach(4) Senior Vice President, Capital Markets	Nil	Nil	131,250(5)

Ashley Baker(4) General Counsel and Corporate Secretary	Nil	Nil	243,750(5)

Former Management Team

Lombardo Paredes Arenas(6) Former Chief Executive Officer	Nil	372,482(7)	416,960(8)

Michael Davies(6) Former Chief Financial Officer	Nil	257,458(9)	254,400(8)

Notes:

1.

During the 2022 fiscal year and prior to the Aris Mining Transaction, the Company granted a total of 583,000 Options with an exercise price of C$5.84 per Share to the former NEOs. The Options expire April 1, 2027 and vest on April 1, 2023.

2.	The value of the amounts vested represents the difference between the market price of the underlying Shares assuming exercise on the vesting date and the exercise price of the options.
3.

The closing price of the Shares on the TSX on December 30, 2022 was C$3.35 per Share. The value of the amounts vested represents the dollar value that would be realized by multiplying the number of PSUs by the market value of a Share on the vesting date.

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

4.

Such person became an NEO of the Company on September 26, 2022 following the Aris Mining Transaction and was previously an officer of Aris Gold, a wholly-owned subsidiary of the Company, prior to such date. This disclosure represents the combined incentive plan awards vested or earned as an NEO of Aris Gold from January 1, 2022 to September 26. 2022 and as an NEO of the Company from September 26, 2022 to December 31, 2022.

5.	Amounts paid out pursuant to the annual bonus payment portion of the change of control payments received.
6.	Such person ceased to be an NEO of the Company on September 26, 2022 following the Aris Mining Transaction and was not employed by the Company subsequent to such date.
7.

Pursuant to the terms of the Aris Mining Transaction, the 141,061 PSUs held by Mr. Paredes under the PSU Plan were cancelled and Mr. Paredes received a lump sum payment on September 23, 2022 of US$372,482 representing the value of the PSUs cancelled.

8.	Amounts paid out on September 23, 2022 pursuant to the annual bonus payment portion of the change of control payments received in connection with the Aris Mining Transaction.
9.

Pursuant to the terms of the Aris Mining Transaction, the 97,501 PSUs held by Mr. Davies under the PSU Plan were cancelled and Mr. Davies received a lump sum payment on September 23, 2022 of US$257,458 representing the value of the PSUs cancelled.

Outstanding Options

The following table sets out as of the date of this Circular, the number of options granted under the plan and the remaining number of securities available for grant, together with the percentage these numbers represent relative to the number of issued and outstanding Shares as of the date of this Circular.

Plan	Number of outstanding options (a)	Shares issuable pursuant to outstanding unexercised options (# and % of issued and outstanding shares)(1)(2)(b)	Number of options remaining available for future issuance under equity compensation plans excluding securities reflected in column (1) (c)	Number of common shares remaining available for future issuance upon exercise of outstanding options (# and % of issued and outstanding Shares)(1)(2)

Stock Option Plan	4,762,964	8,201,474; 6.0%	4,061,832	4,061,832; 3%
Notes:
1.

Includes 3,438,506 Shares issuable upon the due exercise of 6,877,012 Aris Gold Options outstanding as of December 31, 2022 and which were granted under the Aris Gold incentive stock option plan. Following the Aris Mining Transaction, the Aris Gold Options were adjusted in accordance with their terms and the Exchange Ratio, with each Aris Gold Option becoming exercisable for 0.5 Shares at their original exercise price.

2.

Based on a total of 136,258,907 issued and outstanding Shares on a non-diluted basis as of the date of this Circular and includes the 3,438,506 Shares issuable upon exercise of the Aris Gold options outstanding, as described in Note 1 above.

Equity Compensation Plan Information

The information in the following table was current on December 31, 2022:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a)(1) (c)
Equity compensation plans approved by security holders	4,762,964	C$4.71	4,061,832(2)

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a)(1) (c)
Equity compensation plans not approved by security holders	n/a	n/a	n/a

Total	4,762,964	C$4.71	4,061,832(2)

Notes:

1.

The aggregate number of Shares available to be reserved for issuance under the Stock Option Plan, on a rolling basis, is 9% of the number of Shares outstanding less any Shares reserved pursuant to the Company’s other Share compensation arrangements, if any, at the time of reservation.

2.

Based on a total of 136,258,907 issued and outstanding Shares on a non-diluted basis as of the date of this Management Information Circular and includes the 3,438,506 Shares issuable upon exercise of the Aris Gold options outstanding.

Burn Rate

The following table sets out the burn rate of the Stock Option Plan, as calculated in accordance with the TSX Company Manual, for the three most recently completed financial years:

Year	Number of options granted under the plan	Annual burn rate (%)(1)
2022	1,691,000	1.56%
2021	924,000	1.12%
2020	790,000	1.30%

Notes:

1.	The burn rate is calculated by dividing the total number of Options granted that year by the weighted average number of outstanding Shares for the applicable fiscal year.

Stock Option Plan

The Shareholders last approved the Stock Option Plan on June 4, 2020. The Stock Option Plan was adopted to provide effective incentives to officers and senior management and consultants of the Company and its affiliates and to enable the Company to attract and retain experienced and qualified individuals in those positions by permitting such individuals to directly participate in an increase in per Share value created for the Shareholders.

The purpose of the Stock Option Plan is to advance the interests of the Company, through the grant of Options, by (1) providing an incentive mechanism to foster the interest of officers, employees and consultants in the success of the Company; (2) encouraging officers, employees and consultants to remain with the Company; and (3) attracting new officers, employees and consultants.

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

The Board has determined that it is in the Company’s best interests to amend and restate the Stock Option Plan by replacing the current Stock Option Plan with the Amended and Restated Option Plan in order to better align with industry standards. The Amended and Restated Option Plan was adopted by the Board on March 14, 2023 and is subject to shareholder approval.

See the full text of the proposed Amended and Restated Option Plan as attached at Schedule “A” and the section entitled “Business of the Meeting - Approval of the Company’s Amended and Restated Incentive Stock Option Plan” herein for a summary of and further information on the Amended and Restated Option Plan.

The following is a summary of certain of the key provisions of the current Stock Option Plan:

•	the Stock Option Plan provides for the “rolling” grant of Options to purchase up to 9% of the issued and outstanding Shares;

•	no more than 5% of the Shares outstanding at the time of grant may be reserved for issuance to any one individual in any twelve (12) month period;

•	no more than 2% of the Shares outstanding at the time of grant may be reserved for issuance to any consultant in any twelve (12) month period;

•

no more than an aggregate of 2% of the Shares outstanding at the time of grant may be reserved for issuance to any employee conducting Investor Relations Activities (as defined in the Stock Option Plan) in any twelve (12) month period;

•

the Board shall determine the manner in which Options shall vest and become exercisable stock in compliance with the policies of the TSX, however, Options granted to consultants performing Investor Relations Activities shall vest over a minimum of twelve (12) months with no more than one-quarter of such Options vesting in any three (3) month period;

•

without disinterested shareholder approval, the aggregate number of Shares issued to any person within any twelve (12) month period, or issuable to insiders of the Company at any time, under the Stock Option Plan and any other security-based compensation arrangement of the Company, may not exceed 5% of the total number of issued and outstanding Shares at such time;

•

the number of Shares issued to insiders of the Company within any twelve (12) month period and issuable to insiders of the Company at any time under the Stock Option Plan shall not exceed 10% of the Shares outstanding;

•	the minimum exercise price of an Option cannot be less than the applicable Market Price (as defined by the TSX) of the Shares at the date of grant;

•	disinterested shareholder approval must be obtained to reduce the exercise price of an Option granted to a person who was an insider at the time of grant or is an insider at the time of amendment;

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

•

Options may have a maximum exercise period of ten (10) years for so long as the Company is a TSX issuer; however, if the expiry date is during a black-out period or within two (2) business days of such, the expiry date for such Option shall be extended to ten (10) days from the end of the black-out period;

•

Options are non-assignable and non-transferable, except in limited circumstances including the transfer of Options to a wholly-owned personal holding company or to a registered retirement savings plan established for the sole benefit of such participant, and for estate planning or estate settlement purposes. Terms are fully described in section 5.6 of the Stock Option Plan;

•

any officer, employee or service provider of the Company or its subsidiaries, if any, at the time the Option is granted are eligible to receive awards under the Stock Option Plan, including companies that are wholly owned by such persons. Under the Stock Option Plan, grants to charitable organizations are also permitted;

•

Options granted under the plan will expire under the following circumstances: i) if the individual is terminated for cause, Options held will terminate on the date of termination; ii) if the individual dies while an eligible participant, Options held will terminate the earlier of the expiry date and twelve (12) months after the date of the individual’s death; and iii) if an individual ceases to be eligible for any reason other than death, each Option held will cease to be exercisable ninety (90) days after such date or for another “reasonable period” as determined by the Board. However, for those involved in investor relations activities, Options shall cease to be exercisable thirty (30) days, or for a different “reasonable period”, following the date that individual ceases to serve in such capacity, as determined by the Board; and

•

the Stock Option Plan contains provisions for adjustment in the number of Shares or other property issuable on exercise of an Option in the event of a share consolidation, split, reclassification or other capital reorganization, or a stock dividend, amalgamation, merger or other relevant corporate transaction, or any other relevant change in, or event affecting, the Shares.

In addition to the above key terms, the Board may, at any time, and from time to time, amend, suspend or terminate the Stock Option Plan without shareholder approval, provided that no such amendment, suspension or termination may be made without obtaining any requisite regulatory or TSX approval or the consent or deemed consent of a participant where such amendment, suspension or termination materially prejudices the rights of the participant. The types of amendments that do not require shareholder approval include but are not limited to:

•	amendments of a housekeeping nature, including those required to clarify any ambiguity or rectify any inconsistency in the Stock Option Plan;

•	amendments required to comply with mandatory provisions of applicable law, including the rules and regulations of the TSX;

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

•	amendments which are advisable to accommodate changes in tax laws;

•	extension of accelerated expiry dates to, but not beyond, the expiry date originally set at the time of the Option grant;

•	amendments to the vesting provisions of any grant under the Stock Option Plan; and

•

amendments to the terms of Options in order to maintain Option value in connection with a conversion, change, reclassification, re-designation, subdivision or consolidation of the Shares or a reorganization, amalgamation, consolidation, merger or takeover bid or similar type of transaction involving the Company.

Notwithstanding the permitted amendments above, the Board may not, without the prior approval of Shareholders, make amendments to the Stock Option Plan for any of the following purposes:

•	to increase in the maximum number of Shares issuable under the Stock Option Plan;

•	to reduce the exercise price of outstanding Options;

•	to cancel an Option for the purpose of exchange or reissuance at a lower exercise price to the same person;

•	to extend the original expiry date of an outstanding Option, except where extended because it would have occurred during a black-out period;

•

to extend the expiry date of an outstanding Option, except where the expiry date has been accelerated due to the death, termination upon retirement, termination by reason of disability or otherwise of the participant; provided however, that the Option cannot be extended beyond the expiry date originally set at the time of the Option grant;

•	to amend the Stock Option Plan to permit the grant of an Option with an expiry date of more than ten (10) years from the award date;

•	to amend the transferability provision of the Stock Option Plan, other than to permitted assigns or for estate planning or estate settlement purposes;

•	to expand the class of participants to whom Options may be granted under the Stock Option Plan; and

•	to amend this list.

Option-based awards represent the grant date fair value for Option-based awards. Both the grant date fair value and accounting fair value for Option-based awards are calculated using the Black-Scholes model using the assumptions described in the applicable footnotes in the tables (see “Summary Compensation Table”) in this Circular.

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

Under the TSX’s rules, unallocated entitlements under a stock option plan subject to replenishment must be specifically approved every three (3) years by Shareholders and the Stock Option Plan was last approved by the Shareholders on June 4, 2020.

The above summary of the Stock Option Plan is subject to the full text of the Stock Option Plan, a copy of which can be found under the Company’s profile on SEDAR or by contacting the Corporate Secretary of the Company in writing by email at corporatesecretary@aris-mining.com.

Compensation Discussion and Analysis

On September 26, 2022, following the Aris Mining Transaction, the new Board and management team was put in place and continued compensation philosophies for the executives that had been previously adopted by Aris Gold and as more particularly described below.

Overview of the Executive Compensation Program

The Company’s executive compensation program is designed to provide attractive, flexible and market-based compensation tied to performance and aligned with Shareholders’ interests, but which also limits incentives that promote excessive risk taking. Aris Mining and its Compensation Committee have determined the best way to achieve this objective is to implement an executive compensation program that includes a varied pay mix of cash and equity-related components with both short-term and long-term performance metrics.

Base Salary	Short-term Incentives	Long-term Incentives

• Generally paid in US$, with annual review	• Annual bonus with Target award based on Base Salary and paid with a cash portion (and an equity portion, for senior executive officers)	• LTI program based on 50%/50% value mix of time-vested Stock Options and three-year PSUs with 0%-200% performance multiplier

The compensation program for senior executive officers includes a long-term incentive program that includes a 50%/50% pay mix of stock options (with 50% vesting at year one and 50% vesting at year two) and PSUs (with three year ‘cliff-vesting’ and a 0% - 200% performance factor).

No pension or retirement compensation plans, including defined contribution plans, have been instituted by the Company for its senior management team and none are proposed at this time. Aris Mining provides change of control benefits to certain of its senior executives. Importantly, all change of control agreements are “double-trigger”, requiring both a change of control event and an adverse role change of the executive’s employment within 12 months of the change of control event. Additional information on each of these components of the executive compensation structure is discussed below.

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

Decisions related to remuneration of the CEO and the senior executive officers reporting to the CEO must be approved by the Board based on recommendations from the Compensation Committee and in accordance with the terms of the Board-approved Compensation Committee Charter, and in particular:

•

CEO Compensation. To at least annually, within the terms of the established compensation structure, review the corporate goals and objectives relevant to the compensation of the CEO, evaluate the performance of the CEO in light of those goals and objectives, and set the CEO’s compensation level based on this evaluation, subject to the approval of the Board. In determining the long-term incentive component of the CEO’s compensation, the Compensation Committee shall consider, among other factors, the terms of the CEO’s employment agreement, the Company’s performance and relative Shareholder return, the value of similar incentive awards to CEOs at comparable companies and the awards given to the CEO in past years.

•

Senior Executive Officers’ Compensation. To, within the terms of the established compensation structure, and following a review of the CEO’s recommendations, make recommendations to the Board with respect to the compensation for the senior executive officers that report directly to the CEO, including base salaries, bonuses and other performance incentives and stock-based grants and other benefits and perquisites.

•

Other Officers’ and Employees’ Compensation. The Compensation Committee delegates its responsibility to the CEO to, within the established compensation structure, determine the compensation of all employees who do not report directly to the CEO and in doing so the CEO shall be entitled to delegate his or her authority to other senior managers within the Company.

The Compensation Committee considers the implications of the risks associated with the Company’s compensation policies and practices; however, it has not identified any risks arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company. Aris Mining’s compensation mix is balanced among fixed components such as base salary, and variable performance-based components, such as an annual bonus program, and the compensation mix also incorporates long-term incentives with retention mechanisms such as stock options and performance share units. These components of the Company’s compensation practices are designed to encourage actions and behaviors directed toward increasing long-term value while limiting incentives that promote excessive risk-taking. In addition, the Compensation Committee can retain any advisor it deems necessary to fulfill its obligations.

Aris Mining’s Corporate Disclosure, Social Media and Trading Policy prohibits directors, officers and employees from purchasing financial instruments that are designed to hedge or offset a decrease in the market value of equity securities granted as compensation or

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

held, directly or indirectly, by a director, officer or employee. See “Report on Corporate Governance – Ethical Business Conduct” for more information.

Base Salary

The base salary established for each employee is intended to reflect individual responsibilities, experience, prior performance, and other relevant factors. Base salaries are fixed and therefore provide certainty for the employee. Base salaries are used as a measure to compare to, and remain competitive with, compensation offered by peer companies and as the basis for determining other elements of compensation and benefits.

In general, Aris Mining sets base salaries in U.S. dollars to promote alignment with U.S. dollar revenue from gold sales.

Base salaries will be reviewed annually and within the context of the Company’s growth and with potential adjustments determined based on competitive market practices, individual performance and improvements in job proficiency and competence, and the Company’s performance, relative Shareholder return and the Company’s ability to pay.

The table below details the base annual salary for the current NEOs as at December 31, 2022.

Name and position(1)	2022 base salary (US$)
Neil Woodyer Chief Executive Officer	750,000
Douglas Bowlby Executive Vice President and Chief Financial Officer	450,000
Richard Thomas Chief Operating Officer	400,000
Tyron Breytenbach Senior Vice President, Capital Markets	400,000
Ashley Baker General Counsel and Corporate Secretary	325,000

Notes:

1.

All current NEOs were employed by the Company on September 26, 2022 following the Aris Mining Transaction and were not employed by the Company prior to such date. This disclosure represents the annualized salary commencing on September 26, 2022 to December 31, 2022 and not the total salary received for the full year ended December 31, 2022. Please see the “Summary Compensation Table” for further details on actual salary paid during the 2022 fiscal year.

Short-term Incentives – 2022 Annual Bonus

Aris Mining rewards strong operational and financial performance that furthers the Company’s short-term objectives with an annual bonus program. The features of the annual bonus program include:

•	The entire bonus amount to be performance based (no contractual minimum bonuses).
•	Annual bonuses to be assessed and determined at the end of the fiscal period and calculated on a percentage of base salary basis.

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

•	The determination of annual bonus amounts to include the assessment of multiple qualitative and quantitative factors.
•	For senior executive officers, the annual bonus will be paid in cash.

For the 2022 annual bonus, target awards were established for the senior executive officers on September 26, 2022 as detailed in the table below. Both company-wide achievements and individual performance from the NEOs were considered by the Compensation Committee and Board of Directors in determining the actual annual bonus awards. The target awards ranged from 75% to 150% of base salary and the actual awards ranged from 75% to 176% of base salary, with the CEO receiving 176%. The Board also determined the following minimum portions of the annual bonus to be used by the NEOs to acquire Shares in the open-market: Mr. Woodyer - 50%, Mr. Bowlby - 25%, Mr. Thomas - 25%, Mr. Breytenbach - 25%, and Ms. Baker - 25%. This portion of the annual bonus has been included in the “Summary Compensation Table” as a Share-based award.

In determining the actual annual bonus awards, the Compensation Committee and Board of Directors considered the following corporate performance highlights:

Operational

•	Produced 215,373 ounces of gold, including 34,933 ounces from the purchase of mill-feed from partnerships with artisanal and small-scale miners around the Segovia Operations.
•	Total cash costs of $797 per ounce and AISC of $1,128 per ounce[1].
•

In November 2022, the Company received approval from the Agencia Nacional de Minería of the Marmato Mine works and construction program; a further step toward fully permitting the Marmato Lower Mine expansion project.

•	In November 2022, the Company updated the Marmato Lower Mine expansion Preliminary Feasibility Study and increased gold mineral reserves by 57%[2].
•	Updated mineral resource and reserve estimates for the Segovia Operations effective December 31, 2022, which included full replacement of gold ounces mined in 20222.

Financial and Growth Investments

•	In September 2022, GCM Mining Corp. and Aris Gold combined to create Aris Mining as a leading Latin America-focused gold producer.
•

In April 2022, Aris Gold, which subsequently combined with the Company, established a joint venture and became the operator of the Soto Norte Project in Colombia, where environmental licensing is advancing to develop a new underground gold, silver and copper mine.

1	Refer to Non-IFRS and Other Financial Measures section for full details on AISC ($ per oz sold) and cash cost.
2	See Qualified Person and Technical Information section for more information.

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

•	Income from mining operations of $160 million during 2022.
•	The Company maintained a strong financial position, including $299.5 million of cash and cash equivalents as at December 31, 2022.

Responsible Mining and Shared Value

•	Joined the United Nations Global Compact and initiated the development of the Company’s Communication on Progress Report.
•	Introduced Vision Zer000, a program to further strengthen the Company’s culture of harm prevention and to integrate safety, health and well-being into the Company’s daily actions.
•

Social contributions of $12.0 million, which is now structured under a transparent social investment policy that aligns with government development plans and Aris Mining’s stakeholder engagement policy.

•

Expanding partnerships with artisanal and small-scale miners at the Segovia Operations and creating new partnership opportunities at the Marmato Mine and Soto Norte Project through a new protocol for establishing agreements.

•	Strengthening Aris Mining’s diversity and inclusion policies to promote gender equality in all areas of the Company’s business.

The table below details the target and actual annual bonus awards for the current NEOs in 2022.

Name and position	2022 Target Annual Bonus		2022 Actual Annual Bonus
	Target Bonus (% base salary)(1)	Target Bonus (US$)(2)	Actual Bonus (% base salary)(2)	Actual Bonus (US$)
Neil Woodyer(4) Chief Executive Officer	150%	852,000	176%	1,000,000
Douglas Bowlby(4) Chief Financial Officer & Executive Vice President	100%	397,000	126%	500,000
Richard Thomas(4)(5) Chief Operating Officer	100%	303,000	100%	300,000
Tyron Breytenbach(4)(6) Senior Vice President, Capital Markets	75%	174,750	75%	175,000
Ashley Baker(4) General Counsel and Corporate Secretary	75%	189,000	129%	325,000

Notes:

1.	Targets based on compensation arrangements in effect as of September 26, 2022 following the Aris Mining Transaction.
2.	Amount calculated based on actual salary paid during the 12-months ended December 31, 2022.
3.

For the 2022 annual incentive bonus, a portion was required to be used to acquire Shares as follows: Mr. Woodyer 100%, Mr. Bowlby 25%, Mr. Breytenbach 25%, Ms. Baker 25% and Mr. Thomas 25%. These NEOs were required to use at least that portion (net tax and other statutory deductions) to acquire Shares in the open market following payment of the bonus amount. To date, only Messrs. Woodyer and Bowlby and Ms. Baker have completed their share purchases.

4.

All current NEOs became NEOs of the Company on September 26, 2022 following the Aris Mining Transaction and were previously officers of Aris Gold, a wholly-owned subsidiary of the Company, prior to such date. This disclosure represents the combined actual annual bonus awards earned as an NEO of Aris Gold from January 1, 2022 to September 26, 2022 and as an NEO of the Company from September 26, 2022 to December 31, 2022.

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

5.	Mr. Thomas was appointed Chief Operating Officer of the Company on September 26. 2022 and served as SVP, Technical Services of Aris Gold prior to such date.

6.	Mr. Breytenbach was employed by Aris Gold on June 1, 2022 and, prior to such date, was not employed by Aris Gold or the Company.

During 2022, Aris Mining awarded annual bonuses above target to each of Messrs. Woodyer and Bowlby and Ms. Baker, which was determined based on their respective contributions toward the corporate performance highlights previously mentioned.

Long-term Incentive Program – 2022 Awards

Aris Mining has a long-term incentive (“LTI”) program that (i) rewards participants for their contribution, (ii) serves as a retention mechanism so that participants are incentivized to remain with the Company to realize the value of the awards, and (iii) continues to align compensation with the Shareholders’ experience.

In 2022, Aris Gold’s LTI program for its senior executive officers targeted a pay mix of 50% stock options and 50% PSUs to align with its peer group. The mix of stock options and PSUs in the LTI pay mix is designed to create a more effective and performance driven LTI program, as compared to using only stock options or PSUs as the sole incentive.

The table below details the target and actual LTI awards for the current NEOs in 2022, which is based on the LTI program adopted by Aris Gold. Aris Mining intends to consider its annual LTI awards at the start of each fiscal year using a similar LTI program.

Name and position	2022 Target LTI Award		2022 Value of Actual LTI Awards (1)
	Target award (% base salary)	Target amount (US$)	Options(2) (US$)	PSUs (US$)	Total award (US$)
Neil Woodyer Chief Executive Officer	200%	1,000,000	325,000	325,000	650,000
Douglas Bowlby Executive Vice President & Chief Financial Officer	150%	525,000	175,000	175,000	350,000
Richard Thomas Chief Operating Officer	50%	100,000	50,000	50,000	100,000
Tyron Breytenbach(3) Senior Vice President, Capital Markets	75%	300,000	275,000	275,000	550,000
Ashley Baker General Counsel and Corporate Secretary	100%	225,000	75,000	75,000	150,000

Notes:

1.

All current NEOs became NEOs of the Company on September 26, 2022 following the Aris Mining Transaction and were previously officers of Aris Gold, a wholly-owned subsidiary of the Company, prior to such date. This disclosure represents LTI awards granted to an NEO of Aris Gold during 2022.

2.

The Option-based award sets out the Black-Scholes value of the Options granted in the respective year. The values have been calculated using the same basis as those disclosed in the financial statements for the year ended December 31, 2022.

3.	Mr. Breytenbach was employed by Aris Gold on June 1, 2022 and, prior to such date, was not employed by Aris Gold or the Company.

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

During 2022, Aris Gold awarded LTIs to each of Messrs. Woodyer and Bowlby and Ms. Baker that represented approximately 2/3 of the 2022 target amount. The 1/3 reduction to these individual target amounts was related to the extended period required to complete the negotiation and formation of the Soto Norte Project joint venture, which was completed in April 2022.

The new Board and management of Aris Mining has modernized the LTI program in terms of time-vesting and other key design features. Additional information on the stock options and PSU awards is provided below, which is based on Aris Gold’s 2022 LTI program and reflects the expected Aris Mining LTI program for 2023.

Stock Options

•	50% vesting at year one and 50% vesting at year two with a three-year term to expiry.

PSUs

•	PSU grants have three-year vesting, with vesting contingent on performance at the end of the three-year performance period.
•

The performance factor will be based on the relative cumulative three-year total shareholder return (“TSR”) compared to the S&P/TSX Global Gold Index (see the “2022/2023 PSU Performance Vesting Table” below for performance vesting thresholds) over the same performance period.

•	In accordance with the PSU Plan, the vesting amount will include any additional PSUs issued as dividend equivalents for dividends paid on Shares during the performance period.
•	If the three-year TSR is negative, vesting is capped at target (100%) regardless of relative performance compared to the market index.
•

The Company’s PSU Plan is cash settled and the award payable on settlement will be calculated by multiplying the number of PSUs that vest by the five-day volume-weighted average trading price ended immediately before the last day of the performance period of the Shares on the exchange on which the greatest volume of trading occurs.

2022/2023 PSU Performance Vesting Table

Performance	Comparative three-year TSR versus S&P/TSX Global Gold Index	Vesting (% of grant)

Below threshold	More than 25% points below index	0%

Threshold	25% points below index	50%

Target	Matches index	100%

Maximum	50% points above index	200%
Note: If performance is between threshold and maximum, vesting will be determined on a straight-line basis between 50% and 200% of target.

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

Other Compensation

Aris Mining has an extended health and travel benefits program that is available to all Canadian employees. Internationally-based employees and consultants are eligible for certain health and travel insurance programs. No pension or retirement compensation plans, including defined contribution plans, have been instituted by the Company for its senior executive team and none are proposed at this time.

In general, the Company prefers a transparent compensation system that does not provide additional perquisites. For a limited number of site-based personnel, additional benefits may include a housing allowance or access to a car with a driver.

Share Ownership – Senior Executive Officers

The Board believes its senior executive officers should achieve and maintain minimum shareholding thresholds to align their experiences with that of the Shareholders.

The following table shows the breakdown of the securities held by the current NEOs as of March 28, 2023 together with their value.

Name and position	Base Salary (US$)	Total number of shares (#)	Total number of share units (PSUs) (#)	Market Value of total ownership (US$)(1)	Multiple of Market Value to Base Salary
Neil Woodyer(3) Chief Executive Officer	750,000	3,276,000	402,460	11,311,278	15.1x
Douglas Bowlby(3) Executive Vice President & Chief Financial Officer	450,000	325,850	197,234	1,608,485	3.6x
Richard Thomas Chief Operating Officer	400,000	29,000	100,350	397,752	1.0x
Tyron Breytenbach(4) Senior Vice President, Capital Markets	400,000	40,000	144,831	568,356	1.4x
Ashley Baker General Counsel and Corporate Secretary	325,000	40,700	90,639	403,868	1.2x

Notes:

1.

The value of Shares and share-units are based on the closing price of the Shares on the TSX on March 28, 2023 of C$4.19 converted to U.S. dollars using an exchange rate of C$1.3626 for US$1.00, being the daily exchange rate as quoted by the Bank of Canada on March 28, 2023, and the value of the PSUs were calculated assuming a performance factor of 100% (please see “Compensation Discussion and Analysis – Overview of the Executive Compensation Program”.) .

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in the Shares with the cumulative shareholder return of the S&P/TSX Composite and

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

S&P/TSX Global Gold (TTGD) Indexes for the five-year period commencing on January 1, 2018 and ending on December 31, 2022.

At the beginning of 2018, the Company had the equivalent of approximately 21.9 million Common Shares issued and outstanding and a share price of C$1.96 per Share. As of December 31, 2022, the Corporation had 136.1 million Shares issued and outstanding and the closing share price on the TSX was C$3.35 per Share.

On August 13, 2020, the Company approved the initiation of a quarterly dividend program of $0.015 per Share and on November 11, 2020, the Company approved a monthly dividend of $0.015 per Share. Upon completion of the Aris Mining Transaction on September 26, 2022, the Company ceased paying dividends and instead is focusing on deploying cash flow to advance its high-return growth opportunities within the Company.

Over the last five years, the Company’s total shareholder return has outpaced both the S&P/TSX Composite and S&P/TSX Global Gold Indexes.

As described below, the Corporate Governance and Nominating Committee considers various factors in determining the compensation of the NEOs and Share performance is one measure that is reviewed and taken into consideration with respect to executive compensation.

The Corporation’s compensation policies provide a significant portion of each senior executive’s compensation package in the form of stock option and PSU compensation. These forms of compensation are intended to be competitive and forward looking; they are not granted to reflect or reward prior year performance.

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

Pension Plan Benefits

No pension, retirement or deferred compensation plans, including defined contribution plans, have been instituted by the Company and none are proposed at this time.

Termination and Change of Control Benefits

Former Management

As a result of the completion of the Aris Mining Transaction on September 26, 2022, Lombardo Paredes, the former Chief Executive Officer of the Company, and Michael Davies, the former Chief Financial Officer of the Company, were replaced by the current management team and were paid certain change of control and related payments from the Company under the terms of their employment agreements. The severance pay obligations to these payments were as follows:

(i)	Mr. Paredes – US$4.09 million
(ii)	Mr. Davies – US$2.19 million

Pursuant to the terms of the Aris Mining Transaction, PSUs held by Mr. Paredes and Mr. Davies under the PSU Plan were cancelled and they received lump sum payments of US$372,482 and US$257,458, respectively, representing the value of the cancelled PSUs.

The employment agreements for Messrs. Paredes and Davies provided for certain payments if: (a) there was a “change of control” of the Company; and (b) a specified “trigger event” occurred within one year of the change of control. The change of control payment paid under such employment agreements was equal to two times their annual salary and average annual bonus for the preceding two year, and each of Messrs. Paredes and Davies were additionally entitled to an aggregate payment equal to 1% of the Company’s market capitalization on a fully-diluted basis. Messrs. Paredes and Davies agreed to an amendment to the market capitalization calculation such that the payment was calculated based on issued shares, rather than on a fully-diluted basis.

Additionally, 100% of the Options held by Messrs. Paredes and Davies vested in connection with the closing of the Aris Mining Transaction and will continue to be exercisable until their respective expiry dates.

In accordance with the terms of the Previous DSU Plan, all directors from the previous Board had their unvested DSUs cancelled and settled in cash. The value of the 879,368 DSUs held by such directors was US$2,290,965.

Current Management

Following the Aris Mining Transaction, the Company has entered into executive employment agreements with certain of the new senior executive officers. Under the terms of the executive employment agreements, each executive has made commitments in favour of the Company, including non-competition, non-solicit and minimum share ownership covenants and minimum notice periods in the event of the

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

executive’s resignation. In consideration of the services to be rendered by each executive under their respective employment agreement, each executive is entitled to a base salary and to participate in the short-term and long-term incentive plans of the Company and to participate in the dental, medical and other benefit plans as may be offered by the Company to senior officers from time to time.

The following table provides a summary of the material provisions of the executive employment agreements of the current NEOs if such agreements are terminated.

Name and position	Notice period	Severance on termination	Severance on Double Trigger Change of Control (1)	Benefits	Treatment of Stock Options	Treatment of PSUs

Neil Woodyer Chief Executive Officer	6 months	2.0x salary 2.0x bonus	2.0x salary 2.0x bonus	Continuation of health insurance benefits for 3 months from termination	Accelerated vesting and exercisable for 90 days from termination	Accelerated vesting

Douglas Bowlby Executive Vice President & Chief Financial Officer	3 months	1.5x salary 1.5x bonus	2.0x salary 2.0x bonus	Continuation of health insurance benefits for 3 months from termination	Accelerated vesting and exercisable for 90 days from termination	Accelerated vesting

Richard Thomas Chief Operating Officer	3 months	1.5x salary 1.5x bonus	2.0x salary 2.0x bonus	Continuation of health insurance benefits for 3 months from termination	Accelerated vesting and exercisable for 90 days from termination	Accelerated vesting

Tyron Breytenbach Senior Vice President, Capital Markets	3 months	1.5x salary 1.5x bonus	2.0x salary 2.0x bonus	Continuation of health insurance benefits for 3 months from termination	Accelerated vesting and exercisable for 90 days from termination	Accelerated vesting

Ashley Baker General Counsel and Corporate Secretary	3 months	1.0x salary	1.0x salary 1.0x bonus	Continuation of health insurance benefits for 3 months from termination	Accelerated vesting and exercisable for 90 days from termination	Accelerated vesting

    Note

1.

All change of control provisions in the executive employment agreements are “double-trigger”, requiring both a change of control event and an adverse role change of the executive’s employment within 12 months of the change of control event.

The following table sets out the estimated severance amounts payable to each current NEO in the event of a resignation, a termination without cause or a termination or

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resignation following an adverse role change within 12 months of a change of control, assuming (i) actual compensation paid in 2022; (ii) the executive was employed with the Company as at December 31, 2022; (iii) and the triggering event took place on that date. These amounts do not reflect the value of vested PSUs on a termination without cause or following a Double Trigger Change of Control.

Estimated Total Severance Payout (US$)
Neil Woodyer, Chief Executive Officer

Resignation	Nil

Termination (without cause)	3,750,000

Double Trigger Change of Control	3,500,000
Douglas Bowlby, Chief Financial Officer & Executive Vice President

Resignation	Nil

Termination (without cause)	1,350,000

Double Trigger Change of Control	1,900,000
Richard Thomas, Chief Operating Officer

Resignation	Nil

Termination (without cause)	1,200,000

Double Trigger Change of Control	1,400,000
Tyron Breytenbach, Senior Vice President, Capital Markets

Resignation	Nil

Termination (without cause)	1,050,000

Double Trigger Change of Control	1,150,000
Ashley Baker, General Counsel and Corporate Secretary

Resignation	Nil

Termination (without cause)	325,000

Double Trigger Change of Control	650,000

Note:

1.	The current NEOs can only receive one of the payment amounts described above; the Double Trigger Change of Control payment is not in addition to other termination (without cause) amounts.

Audit Committee

Audit Committee Information and Charter

The text of the Audit Committee Charter and other disclosure with respect to Aris Mining’s Audit Committee required pursuant to Form 52-110F1 – Audit Committees is provided in “Item 17 – Audit Committee Information” and “Appendix “A” – Audit Committee Charter” of the Company’s most recent Annual Information Form filed under the Company’s profile on SEDAR at www.sedar.com. The Audit Committee Charter and Annual Information Form are also available on the Company’s website at www.aris-mining.com.

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Report on Corporate Governance

Background

On September 26, 2022, following the Aris Mining Transaction, the new Board was put in place and adopted new corporate governance policies and practices for the Board as more particularly described below. For more information on the Aris Mining Transaction, please see “Election of Directors - Background” above and refer to the Company’s news release dated September 26, 2022 and the most recent Annual Information Form of the Company, both of which are available under the Company’s profile on SEDAR at www.sedar.com.

Overview

Aris Mining, its Board and management are committed to implementing best practices in corporate governance and transparency. The Board is responsible for the overall corporate governance of the Company and the Board regularly monitors and seeks to improve the Company’s corporate governance practices through the evaluation of regulatory developments and the practices of Aris Mining’s peer companies. Aris Mining, its Board and its management recognize the integral role of strong corporate governance practices in ensuring the Company is effectively managed with a view to achieving its strategic and risk oversight objectives and protecting its employees, Shareholders and other stakeholders.

The Board carries out its mandate and exercises its duties directly and through its committees. The Board has four standing committees:

•	Audit Committee;
•	Corporate Governance and Nominating Committee;
•	Sustainability Committee; and
•	Compensation Committee.

The full text of Aris Mining’s corporate governance policies and charters for each committee are available on the Company’s website at www.aris-mining.com.

Board of Directors

The Board currently comprises of nine directors, six of whom are independent pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices, being Messrs. Telfer, Garofalo, Marrone and Martinez and Mses. Cambone and de Greiff, making a majority of the members of the Board independent. The following directors are not independent: Mr. Wooder, as Chief Executive Officer of the Company, Mr. Roux, as the Company’s technical consultant, and Mr. Iacono, as the former Executive Chair of the Company. Management is nominating the same nine directors for election at the Meeting.

The responsibilities of the Board and management to act with due care in the best interests of Aris Mining are well defined by law and both management and the Board

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recognize their respective duties and obligations. The independent directors occasionally meet in the absence of non-independent directors and members of management, and at each Board meeting there is the possibility to do so. The Board anticipates that such meetings can and will continue to be held in the future, either formally or informally.

Corporate objectives are reviewed by the Board from time to time throughout the year. The Board has the mandate to set the strategic direction of Aris Mining and to oversee its implementation by management of Aris Mining. To assist it in fulfilling this responsibility, the Board has specifically recognized its responsibility for several areas, including:

•	reviewing and approving Aris Mining’s strategic, business and capital plans;
•	reviewing and evaluating the principal risks facing the Company and ensuring systems are in place to manage such risks;
•	reviewing and approving material proposed expenditures;
•	reviewing and approving significant operational and financial matters; and
•	providing direction to management on these matters.

Decisions regarding the ongoing day-to-day management of the Company are made by management of Aris Mining. The Board meets regularly to review the business operations and financial statements of Aris Mining and also discharges, in part, its responsibility through the Audit Committee and the Corporate Governance and Nominating Committee. The frequency of the meetings of the Board, as well as the nature of agenda items, change depending upon the state of Aris Mining’s affairs and in light of opportunities that arise or risks which Aris Mining faces. In each fiscal year, Aris Mining intends to hold meetings of the Board at least once per fiscal quarter. When business requires that a Board meeting cannot be called within a reasonable time, decisions are made by written resolution signed by all directors.

The Board participates fully in assessing and approving strategic plans and prospective decisions proposed by management. In order to ensure that the principal business risks borne by Aris Mining are appropriate, the directors receive and comment on periodic reports from management as to Aris Mining’s assessment and management of such risks. The Board regularly monitors the financial performance of Aris Mining, including receiving and reviewing periodic management reports. The Board, directly and through its Audit Committee, assesses the integrity of Aris Mining’s internal control and management information systems.

The independent directors of Aris Mining meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in an executive session without the presence of non-independent directors and management. Since the close of the Aris Mining Transaction, the independent directors of Aris Mining have met two times without the presence of non-independent directors and management. In order to facilitate open and candid discussion among the independent directors, members are encouraged to meet and discuss matters outside of the board meeting forum. The Board anticipates that such meetings can and will continue to be held in the future, either formally or informally.

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By using the corporate policies and guidelines of various committees, the Board seeks to foster an environment of strength and integrity in order to oversee and lead Aris Mining’s strategic direction with specific assistance from its independent members.

The attendance record for all board meetings held during the financial year ended December 31, 2022 and all directorships with other public entities for each of the Company’s directors are set forth herein.

Position Descriptions

The Board is responsible for the stewardship of the Company and for the supervision of the management of the business and affairs of the Company. The Board has adopted a formal mandate setting out the role and responsibilities of the Board, a copy of which is attached hereto as Schedule “B” to this Circular.

In order to delineate the roles and responsibilities of the Chair of the Board and the Chief Executive Officer, the Board has adopted written position descriptions for each of these positions.

Currently, the Chair of the Board, Mr. Telfer, is an independent director. Mr. Telfer’s responsibilities as an independent Chair of the Board include, but are not limited to: (i) providing overall leadership to the Board; (ii) fostering ethical and responsible decision making; (iii) ensuring the Board meets according to its regular schedule and otherwise as required as well as chairing such meetings and preparing the agenda for each such meeting; (iv) working with the chairs of each committee of the Board to ensure the duties and responsibilities of the committees of the Board are carried out in accordance with the charters of such committees; and (v) ensuring the Board works in an open and productive manner with senior executives of the Company and receives appropriate and timely information, material and reports from senior executives of the Company in order to permit the Board to effectively discharge its duties and responsibilities.

Subject to the oversight of the Board, the responsibilities of the Chief Executive Officer include, among other things: (i) providing overall leadership to manage the Company in the best interests of the Company as a whole as well as providing leadership, in conjunction with the Board, in establishing the Company’s strategic direction, annual corporate plans and budgets; (ii) fostering ethical and responsible decision making by management; (iii) ensuring the development of a strategic plan for the Company that is in the best interests of the Company, recommending the plan to the Board for consideration and implementing such plan; (iv) managing the day-to-day business and affairs of the Company; and (v) implementing and reviewing all policies adopted by the Board to ensure maintenance of high standards of business conduct and ethics, as well as full compliance with all applicable laws, rules and regulations and corporate reporting and disclosure requirements.

The Board also adopted a written position description of the chair of each committee of the Company. The primary functions of a Board committee chair are to provide effective leadership of the committee for which he or she is appointed as chair, facilitate the

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operations and deliberations of that committee, and oversee the satisfaction of that committee’s functions and responsibilities under its mandate.

Orientation and Continuing Education

While Aris Mining has not established a formal orientation and education program for new Board members, the Company is committed to providing such information to ensure the new directors are familiar with Aris Mining’s business and the procedures of the Board. Information may include Aris Mining’s corporate and organizational structure, recent filings and financial information, governance documents and important policies and procedures. The Corporate Governance and Nominating Committee ensures every director possesses the capabilities, expertise, availability and knowledge required to fill their position adequately. From time to time, Aris Mining arranges on-site tours of its operations for its directors.

The Corporate Governance and Nominating Committee ensures all new directors receive a comprehensive orientation. All new directors should fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and resources Aris Mining expects from its directors). All new directors are expected to understand the nature and operation of the business.

The Corporate Governance and Nominating Committee provides continuing education opportunities for all directors, so individuals may maintain or enhance their skills and abilities as directors, and to ensure their knowledge and understanding of Aris Mining’s business remains current.

In early 2023, Aris Mining joined the Institute of Corporate Directors (the “ICD”) and each director and senior executive officer received a membership. The ICD offers highly regarded professional development programs that provide value added education and learning opportunities to help directors and senior executive officers perform their roles more effectively. Aris Mining encourages its directors and senior executive officers to take advantage of the continuing education programs offered by the ICD.

Ethical Business Conduct

The Board has adopted a written Business Conduct and Ethics Policy (the “Ethics Policy”) for its directors, officers, employees and consultants, a copy of which is given to each new director at the time of appointment and is available on the Company’s website at www.aris-mining.com. The Corporate Governance and Nominating Committee is responsible for assisting the Board in dealing with conflicts of interest issues as contemplated by the Ethics Policy and reviewing and reassessing the adequacy of the Ethics Policy annually and recommending changes to the Board.

The Ethics Policy is intended to: promote honest and ethical conduct and manage conflicts that may arise; promote full, fair, accurate, timely and understandable disclosure to the public, including Aris Mining’s periodic reports required to be filed with

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the Canadian securities regulatory authorities; promote compliance with applicable governmental rules and regulations; provide guidance to directors, officers and employees of the Company to help them recognize and deal with ethical issues; provide a mechanism to report unethical conduct; and help foster a culture of honesty and accountability.

Certain of Aris Mining’s directors serve as directors or officers of other reporting issuers or have significant shareholdings in other companies. To the extent that such other companies may participate in business ventures in which the Company may participate, the directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. A director who is in a position where his or her private interests conflict with the interests of Aris Mining or may have an adverse effect on the director’s motivation or the proper performance of his or her job must notify the Chair of the Corporate Governance and Nominating Committee of the existence of an actual or potential conflict of interest. In the event that such a conflict of interest arises at a meeting of the Board, the director who has such a conflict is obligated to disclose the interest and to refrain from discussing and from voting for or against the approval of such matter. Any director who may have an interest in a transaction or agreement with the Company is required to disclose such interest and abstain from discussions and voting in respect of same if the interest is material as required by the Business Corporations Act (British Columbia).

In considering related party transactions, the Board, and management, if applicable, will assess the materiality of related party transactions on a case-by-case basis with respect to both the qualitative and quantitative aspects of the proposed related party transaction. Company officers and employees are similarly required to disclose all actual or potential conflicts of interest and to protect the Company’s confidential information and business opportunities.

To ensure conflicts of interest are dealt with appropriately, directors that are conflicted will always refrain from discussing and voting on those matters. Individual directors and committees may, in appropriate circumstances, engage independent professional advice at the expense of the Company. The Board and the Board Committees also have access to senior management, although contact is usually in the context of committee responsibilities.

Related party transactions in the normal course of business are subject to the same processes and controls as other transactions; that is, they are subject to standard approval procedures and management oversight but will also be considered by management for reasonability against fair value determined on an arm’s length basis. Related party transactions that are found to be material are subject to review and approval by the Company’s Audit Committee, which is comprised of independent directors.

Aris Mining has adopted a Corporate Disclosure, Social Media and Trading Policy, Anti-Bribery and Anti-Corruption Policy, and Whistleblower Policy, all of which are available on

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the Company’s website at www.aris-mining.com, to encourage and promote a culture of ethical business conduct as described below.

The Board is committed to best practices in making timely and accurate disclosure of all material information and providing fair and equal access to material information. The Board has adopted a written Corporate Disclosure, Social Media and Trading Policy to set guidelines for the Company and its directors, officers, employees and consultants in respect of satisfying the legal and ethical obligations related to the proper and effective disclosure of corporate information and the trading of securities with that information.

The Board has adopted an Anti-Bribery and Anti-Corruption Policy to provide a procedure to ensure the Company, together with its directors, officers, employees, consultants and contractors, conducts its business in an honest and ethical manner reflecting the highest standards of integrity and in compliance with all relevant laws and regulations applicable to it and in compliance with anti-corruption legislation applicable to the Company and its subsidiaries.

The Board has adopted a Whistleblower Policy to ensure a confidential and anonymous process exists whereby persons can report any concerns related to compliance with all applicable laws, rules and regulations, corporate reporting and disclosure, accounting practices, accounting controls, auditing practices and other matters relating to fraud against stakeholders of the Company. The Board promotes an environment of ethical behavior by encouraging directors, officers and employees to report any violations of the policy. Aris Mining also engaged an independent corporate whistleblower service to provide a secure and confidential platform for concerned persons (including employees and contractors) to raise issues they believe may have a legal, ethical or compliance impact on the Company, its employees or stakeholders.

Nomination of Directors

The Board has the ultimate responsibility for the appointment, nomination and assessment of directors, but it performs this function with the assistance of the Corporate Governance and Nominating Committee. The Board believes this is a practical approach at this stage of Aris Mining’s development. While there are no specific criteria for Board membership, Aris Mining attempts to attract and maintain directors with a wealth of business knowledge and particular knowledge of Aris Mining’s industry, jurisdiction of operations, or other industries which provide knowledge, or which would assist in guiding the officers of Aris Mining. As such, and in order to encourage an objective nomination process, nominations tend to be the result of recruitment efforts by management of Aris Mining and members of the Corporate Governance and Nominating Committee but are subject to informal discussions among the directors prior to the consideration by the Board as a whole of the nominated director.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is a committee of the Board, which is comprised of a minimum of three directors, all of whom must be independent

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directors. The current members of the Corporate Governance and Nominating Committee are Mr. Marrone (Chair) and Mses. Cambone and de Greiff. The Board has adopted a Corporate Governance and Nominating Committee Charter, which is available on the Company’s website at www.aris-mining.com.

The responsibility of the Corporate Governance and Nominating Committee is to monitor the governance of the Board including the size, structure and membership of the Board and Board committees.

Specifically, the Corporate Governance and Nominating Committee is responsible for:

•

periodically reviewing the composition of the full Board and the various committees to determine whether additional Board or committee members with specific qualifications or areas of expertise are needed to further enhance the composition of the Board and committees and working with other Board members in attracting candidates with these qualifications;

•

identifying and reviewing the qualifications of prospective nominees for director and recommending the slate of nominees for inclusion in the Company’s information circular and presentation to the Shareholders at the Meeting;

•	identifying and recommending candidates qualified to become directors and, on an ongoing basis, maintaining a database of potential director candidates; and
•	recommending Board members for appointment to committees of the Board.

The Corporate Governance and Nominating Committee, subject to applicable laws and obligations and the Company’s constating documents, is also responsible for: developing and monitoring the effectiveness of the Company’s system of corporate governance; developing and implement orientation procedures for new directors; assessing the effectiveness of directors, the Board and the various committees of the Board; ensuring appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and assisting the Board in setting the objectives for the CEO of the Company and evaluating CEO performance.

Assessments

The Corporate Governance and Nominating Committee is responsible for implementing a process for assessing the effectiveness of the Board and its committees and for assessing the contribution of each of the Company’s directors.

The Corporate Governance and Nominating Committee monitors the performance of the Board and its committees, and considers whether the current mix of directors’ skills, expertise and experience is best suited to achieve the strategic goals of the Company and carrying out the mandate of the Board.

The Board believes a broad range of skills and expertise is necessary for the Board to discharge its responsibilities. Specific skills and expertise must be considered in the context of integrity and good judgment, together with the ability to devote sufficient time to Board affairs. The Corporate Governance and Nominating Committee uses the skills

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matrix to assess the strengths and adequacy of the composition of the existing Board, as well as assisting with the recruitment process for new directors.

Director Term Limits and Other Mechanisms of Board Renewal

The Board believes the need to have experienced directors who are familiar with the business of the Company must be balanced with the need for renewal and fresh perspectives. Pursuant to the Board’s mandate adopted by the Company on September 26, 2022, directors are eligible to serve a maximum of 10 years on the Board, provided however, that on a case-by-case basis, and on the recommendation of the Corporate Governance and Nominating Committee, the Board may extend a director’s initial 10-year term limit by up to an additional three to five years if the director has received positive annual performance assessments and the Corporate Governance and Nominating Committee believes it is in the best interests of the Company that the director continues to serve on the Board, taking into account any factors the Corporate Governance and Nominating Committee deems material. The 10-year term for each of the Company’s current directors, other than Ms. de Greiff, commenced on September 26, 2022; Ms. de Greiff’s 10-year term commenced on October 1, 2022 when she was appointed to the Board. The Board and the Corporate Governance and Nominating Committee continually review a director’s effectiveness and their mix of skills and expertise. This approach enables Aris Mining to make decisions regarding the composition of its Board and senior management team based on what is in the best interests of the Company and its Shareholders.

Compensation

The Board established a Compensation Committee and adopted the Compensation Committee Charter (the “Compensation Committee Charter”) on September 26, 2022. The role of the Compensation Committee, subject to applicable laws and obligations imposed by the Company’s constating documents is to assist the Board in its oversight responsibilities with respect to compensation of its directors and senior executive officers. The Committee shall have the following key duties and responsibilities:

•	to keep abreast of current developments in board and executive compensation in companies engaged in similar industries;

•

to recommend to the Board, from time to time, the remuneration to be paid by the Company to directors which may include annual Board and committee retainers, meeting fees, security-based compensation and other benefits conferred upon the Board;

•

to oversee the activities of senior executive officers responsible for administering the Company’s incentive compensation plans and equity-based plans, and discharge any responsibilities imposed on the Committee by any of these plans;

•	to determine and establish with the Board and the CEO a broad compensation and benefits structure for the Company’s employees (the “Employee

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Compensation Structure”). The Employee Compensation Structure will address employment terms and agreements and will include components of base salary, bonus and incentive-based compensation, deferred compensation, and share-based compensation together with other benefits and perquisites. The objectives of such Employee Compensation Structure as they relate to senior executive compensation shall be to ensure the Company’s senior executive officers are appropriately rewarded for their contribution, are aligned with the Company’s shareholders and incentivized properly to continue to perform and achieve the corporate goals and objectives without exposing the Company to inappropriate or excessive risk; and

•

to oversee the identification, consideration and management of risks associated with the Company’s compensation philosophy and programs including: (i) the role of the Committee and the Board in that regard; (ii) the practices used to identify and mitigate any such risks (particularly inappropriate or excessive risks); and (iii) any risk identified as part of the compensation philosophy and programs which is reasonably likely to have a material adverse effect on the Company.

The Compensation Committee must consist of at least three directors, all of whom must be independent under applicable Canadian securities laws and stock exchange rules. Nominees for the Compensation Committee are appointed from time to time by the Board. Proposed members of the Compensation Committee should have the experience and skills relevant to the mandate of the Compensation Committee. The current members of the Compensation Committee are Messrs. Telfer (Chair), Marrone and Martinez, each of whom is considered independent under applicable Canadian securities laws and stock exchange rules and each of whom has direct experience relevant to their responsibilities overseeing executive compensation matters.

The responsibilities, powers and operations of the Compensation Committee are set out in the Compensation Committee Charter, a copy of which can be obtained upon request of the Corporate Secretary of Aris Mining by email at corporatesecretary@aris-mining.com or on Aris Mining’s website at www.aris-mining.com.

Other Committees

Sustainability Committee

The Board established a Sustainability Committee and adopted the Sustainability Committee Charter (the “Sustainability Charter”) on September 26, 2022. The role of the Sustainability Committee, subject to applicable laws and obligations imposed by the Company’s constating documents, is to assist the Board in its oversight responsibilities with respect to the establishment and monitoring of the Company’s health and safety, environment, community relations, social investment and other public policy matters (“Sustainability Matters”) and the establishment and monitoring of governance policies, including the Business Conduct and Ethics Policy. The Sustainability Committee’s mandate is to monitor the Company’s overall approach to Sustainability Matters including:

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•	ensuring the Company complies in all material respects with applicable laws and regulations in the countries in which it operates;

•	ensuring the Company identifies, mitigates and monitors risks to workers, the environment and communities;

•	ensuring the Company continually improves through corrective actions following regular assessments and audits and investigative analysis of incidents;

•	monitoring developments relating to, and improving the Company’s understanding of Sustainability Matters;

•	setting the Company’s general strategy relating to Sustainability Matters; and

•

ensuring the Company commits to conducting its activities with respect to the environment, social and governance matters with the guidance of the United Nations Guiding Principles on Business and Human Rights, the United Nations Sustainable Development Goals and internationally recognized best practices.

The Sustainability Committee must consist of at least three directors, a majority of whom must be independent under applicable Canadian securities laws and stock exchange rules. Nominees for the Sustainability Committee are appointed from time to time by the Board. Proposed members of the Committee should have the experience and skills relevant to the mandate of the Sustainability Committee. The current members of the Sustainability Committee are Ms. de Greiff (Chair) and Messrs. Roux and Martinez, of whom Ms. de Greiff and Mr. Martinez are considered independent under applicable Canadian securities laws and stock exchange rules.

The responsibilities, powers and operations of the Sustainability Committee are set out in the Sustainability Charter, a copy of which can be obtained upon request of the Corporate Secretary of Aris Mining by email at corporatesecretary@aris-mining.com or on Aris Mining’s website at www.aris-mining.com.

Diversity

Aris Mining is committed to providing equal opportunities for individuals who have the necessary qualifications for employment and advancement within the Company. Aris Mining’s objectives, as outlined in the Diversity Policy, include providing a work environment that is free of discrimination, bias and harassment, including based on gender. Aris Mining is fully committed to increasing diversity on the Board over time.

Aris Mining has not adopted a formal written policy relating to the identification and nomination of female director nominees or executive officer candidates at this time. It is important to note, however, that when identifying new candidates for nomination to the Board or to appoint as executive officers, the Corporate Governance and Nominating Committee takes into account a broad variety of factors it considers appropriate, including the judgment, skill, integrity, reputation and business and other experience of the candidate and the number of other boards or other organizations with which the

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candidate is involved, and with due consideration given to diversity of gender, sexual orientation, age, race, ethnicity, nationality and cultural background and other factors as the Corporate Governance and Nominating Committee sees fit. In addition, diversity in perspective arising from personal, professional or other attributes and experiences are considered when identifying potential director and executive officer candidates. In identifying and nominating Daniela Cambone and Mónica de Greiff as directors and appointing Ashley Baker as General Counsel and Corporate Secretary, Pamela De Mark as SVP, Technical Services and Giovanna Romero as SVP, Corporate Affairs and Sustainability, the Corporate Governance and Nominating Committee considered gender, but also their strong abilities with regard to the broad variety of factors listed above.

Aris Mining considers gender diversity to be important and believes that its current framework for evaluating Board and executive officer candidates takes into account gender diversity. Aris Mining also encourages female candidates to apply for vacant positions and is an equal opportunity employer. However, the priority of Aris Mining in recruiting new candidates is ensuring individuals bring value to the Company and its Shareholders by possessing a suitable mix of qualifications, experience, skills and expertise.

Aris Mining does not currently intend to adopt targets for female nominee directors or executive officers as the composition of the Board and the senior executive group is based on a broad variety of factors Aris Mining considers appropriate and it is ultimately the skills, judgement, experience and qualifications of the individual that are most important in assessing the value that the individual could bring to the Company. As of the date of this Circular, two out of nine members of the Board (22.2%) and three out of nine members of the executive team (33.3%) are women.

Indebtedness of Directors and Executive Officers

No current or former executive officer, director or employee of the Company or any of its subsidiaries or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such executive officer, director, employee or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that has provided a guarantee, support agreement, letter of credit or other similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

Interests of Informed Persons in Material Transactions

Other than as set forth under the section entitled “Interests of Management and Others in Material Transactions” in the Annual Information Form of the Company for the year ended December 31, 2022, which is incorporated by reference into this Circular, no informed person or proposed director and no associate or affiliate of the foregoing has had a material interest, direct or indirect, in any transaction involving Aris Mining since the commencement of the Company’s most recently completed financial year or will have

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any material interest in any proposed transaction, which has materially affected or will materially affect the Company. Copies of the Annual Information Form can be obtained under the Company’s profile at www.sedar.com. Alternatively, physical copies of the same may be obtained free of charge by contacting the Company’s corporate secretary at corporatesecretary@aris-mining.com.

Interest of Certain Persons or Companies in Matters to be Acted upon

No director or executive officer of Aris Mining at any time since the beginning of the Company’s most recently completed financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as set forth in this Circular and except for any interest arising from the ownership of Shares where the Shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders Shares in the capital of the Company.

Management Contracts

Management functions of the Company are not, to any substantial degree, performed by a person or persons other than the directors or executive officers of the Company.

Additional Information

Additional information relating to Aris Mining is available under the Company’s profile at www.sedar.com. Financial information is provided in the Company’s audited annual financial statements and MD&A for the financial year ended December 31, 2022. Copies of the Company’s financial statements and MD&A may be obtained free of charge by contacting the Company’s Corporate Secretary by email at corporatesecretary@aris-mining.com. Copies of such documents will be provided to Shareholders free of charge. Shareholders may request copies of the annual audited financial statements and MD&A and/or interim financial statements and MD&A for future periods by marking the appropriate box on the annual return card included with this Circular and returning the card as instructed therein.

Qualified Person and Technical Information

Aris Mining Consolidated Mineral Resources and Mineral Reserves

Mineral reserve estimates

Category	Property	Tonnes (kt)	Gold grade (g/t)	Silver grade (g/t)	Contained gold (koz)	Contained silver (koz)
Proven	Marmato	2,196	4.31	16	304	1,157
Probable	Marmato	29,082	3.08	5	2,874	4,980
Probable	Soto Norte	4,953	6.22	34	990	5,477
Proven	Segovia	229	10.92	-	81	-
Probable	Segovia	2,132	9.84	-	675	-
Total P&P					4,924	11,614

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

Notes:

Totals may not add due to rounding. Mineral reserve estimates for Soto Norte represent the portion of mineral reserves attributable to Aris Mining based on its 20% ownership interest. Mineral reserves were estimated using a gold price of US$1,500 per ounce at Marmato, US$1,300 per ounce at Soto Norte, and US$1,700 per ounce at Segovia. The mineral reserve effective dates are June 30, 2022 for Marmato, January 1, 2021 for Soto Norte, and December 31, 2022 for Segovia. This disclosure of mineral reserve estimates has been approved by Pamela De Mark, P. Geo, Senior Vice President Technical Services of Aris Mining, who is a Qualified Person as defined by National Instrument 43-101.

Mineral resource estimates

Category	Property	Tonnes (Mt)	Gold grade (g/t)	Silver grade (g/t)	Contained gold (koz)	Contained silver (koz)
Measured	Marmato	2.8	6.04	28	545	2,512
Indicated	Marmato	58.7	2.89	6	5,452	11,758
Indicated	Soto Norte	9.6	5.47	36	1,691	11,065
Measured	Segovia	0.4	15.39	-	200	-
Indicated	Segovia	4.6	10.16	-	1,492	-
Measured	Toroparu	42.4	1.45	2	1,975	2,457
Indicated	Toroparu	72.6	1.46	1	3,398	2,893
Indicated	Juby	21.3	1.13	-	773	-
Total M&I					15,526	30,685
Inferred	Marmato	35.6	2.43	3	2,787	3,682
Inferred	Soto Norte	5.5	4.06	26	714	4,551
Inferred	Segovia	5.3	9.44	-	1,616	-
Inferred	Toroparu	21.2	1.71	1	1,168	517
Inferred	Juby	47.1	0.98	-	1,488	-
Total Inferred					7,773	8,750

Notes:

Mineral resources are not mineral reserves and do not have demonstrated economic viability. Mineral resource estimates are reported inclusive of mineral reserves. Totals may not add due to rounding. Mineral resource estimates for Soto Norte represent the portion of mineral resources attributable to Aris Mining based on its 20% ownership interest. Mineral resources were estimated using a gold price of US$1,700 per ounce at Marmato, US$1,300 per ounce at Soto Norte, US$1,850 per ounce at Segovia, US$1,650 per ounce at Toroparu, and US$1,450 per ounce at Juby. The mineral resource effective dates are June 30, 2022 for Marmato, May 29, 2019 for Soto Norte, December 31, 2022 for Segovia, February 10, 2023 for Toroparu, and July 14, 2020 for Juby.

Pamela De Mark, P.Geo., Senior Vice President Technical Services of Aris Mining, is a Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and has reviewed and approved the technical information contained in this Circular.

Measured and indicated mineral resources are inclusive of mineral reserves. Mineral resources and mineral reserves are as defined by the Canadian Institute of Mining, Metallurgy, and Petroleum’s 2014 Definition Standards for Mineral Resources & Mineral Reserves. Mineral resources are not mineral reserves and have no demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

Unless otherwise indicated, the scientific disclosure and technical information included in this Circular is based upon information included in NI 43-101 compliant technical reports entitled:

1.

“NI 43-101 Technical Report, Prefeasibility Study, Segovia Project, Antioquia, Colombia” dated May 6, 2022 and filed May 9, 2022 with an effective date of December 31, 2021 (the “Segovia Technical Report”). The Segovia Technical Report was prepared by Ben Parsons, MSc, MAusIMM (CP), Eric Olin, MSc, MBA, MAusIMM, SME-RM, Cristian A. Pereira Farias, SME-RM, David Bird, MSc, PG, SME-RM, Fredy Henriquez, MS Eng, SME, ISRM, Jeff Osborn, BEng Mining, MMSAQP, Fernando Rodrigues, BS Mining, MBA, MAusIMM, MMSAQP, Giovanny Ortiz, BS Geology, FAusIMM, Joshua Sames, PE, BEng Civil, Mark Allan Willow, MSc, CEM, SME-RM, and Jeff Parshley, P.G., each of whom is independent of the Company within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43- 101.

2.

“Technical Report for the Marmato Gold Mine, Caldas Department, Colombia, Pre-Feasibility Study of the Lower Mine Expansion Project” dated and filed November 23, 2022 with an effective date of June 30, 2022 (the “2022 Marmato Pre-Feasibility Study”). The 2022 Marmato Pre-Feasibility Study was prepared by Ben Parsons, MAusIMM (CP), Anton Chan, Peng, Brian Prosser, PE, SME-RM, Joanna Poeck, SME-RM, ISRM, Eric J. Olin, SME-RM, MAusIMM, Fredy Henriquez, SME-RM, ISRM, David Hoekstra, PE, NCEES, SME-RM, Mark Allan Willow, CEM, SME-RM, Vladimir Ugorets, MMSA, Colleen Crystal, PE, GE, Kevin Gunesch, B.Eng, PE, Tommaso Roberto Raponi, P.Eng, David Bird, PG, SME-RM, and Pamela De Mark, P.Geo., each of whom is a “Qualified Person” as such term is defined in NI 43-101, and with the exception of Pamela De Mark of Aris Mining, are independent of the Company within the meaning of NI 43-101.

3.

“NI 43-101 Technical Report Feasibility Study of the Soto Norte Gold Project, Santander, Colombia”, filed March 21, 2022 with an effective date of January 1, 2021 (the “Soto Norte Technical Report”). The Soto Norte Technical Report was prepared by Ben Parsons, MSc, MAusIMM (CP), Chris Bray, BEng, MAusIMM (CP), and Dr John Willis PhD, BE (MET), AusIMM (CP), and Dr Henri Sangam, Ph.D., P.Eng., each of whom is independent of the Company within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101. The report was also prepared by Robert Anderson, P.Eng., a Qualified Person who is considered non-independent of the Company.

4.

“Technical Report on the Updated Mineral Resource Estimate for the Juby Gold Project, Tyrrell Township, Shining Tree Area, Ontario” dated and filed October 5, 2020 with an effective date of July 14, 2020 (the “Juby Technical Report”). The Juby Technical Report was prepared by Joe Campbell, B.Sc., P.Geo., Alan Sexton, M.Sc., P.Geo., Duncan Studd, M.Sc., P.Geo. and Allan Armitage, Ph.D., P.Geo., each of whom is independent of the Company within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101.

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

The mineral resource estimate of the Toroparu Project is summarized, derived, or extracted from the news release of the Company dated March 14, 2023 and the technical report relating to the Toroparu Project bearing an effective date of February 10, 2023, entitled “Updated Mineral Resource Estimate NI 43-101 Technical Report for the Toroparu Project, Cuyuni-Mazaruni, Guyana” prepared by Ekow Taylor, FAusIMM(CP), Maria Muñoz, MAIG and Karl Haase, P.Eng., each of whom is independent of the Company within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101.

The mineral resource estimate of the Segovia Operations is summarized, derived, or extracted from the news release of the Company dated March 3, 2023, which is available for review on the Company’s website at www.aris-mining.com and on the Company’s profile on SEDAR at www.sedar.com, and which has been reviewed and approved by Pamela De Mark, P.Geo, Senior Vice President, Technical Services of Aris Mining, who is a Qualified Person as defined by NI 43-101.

Non-IFRS and Other Financial Measures

This Circular includes certain non-IFRS measures, namely: cash costs; cash costs per ounce (oz) sold; AISC; and AISC per oz sold. Such measures are “non-GAAP financial measures”, “non-GAAP ratios”, “supplementary financial measures” or “capital management measures” (as such terms are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure).

Aris Mining believes these measures, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to the information provided by other issuers.

Please see the information under the heading “Non-IFRS Measures” in the Company’s

MD&A for the year ended December 31, 2022, which section is incorporated by reference in this Circular, for a description of the non-IFRS financial measures noted above. The MD&A may be found on the Company’s SEDAR profile at www.sedar.com.

Cautionary Note Regarding Forward-looking Information

Certain statements in this Circular and the Letter from the Chair of the Board and Chief Executive Officer constitute “forward-looking information” or “forward-looking statements”) (collectively, “forward-looking information”) within the meaning of the applicable securities legislation. Often, but not always, forward-looking information use words or phrases such as: “advancing”, “anticipate”, “believe”, “committed”, “continue”, “ensure”, “estimate”, “expect”, “focus”, “future”, “goal”, “guidance”, “implement”, “intend”, “likely”, “objective”, “opportunity”, “plan”, “potential”, “seek”, “strategy”, “target” or state that certain actions, events or results “may”, “can”, “could”, “would”, “might”, “should”, “will”, “regularly” or “from time to time” be taken, occur or

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

be achieved. Such forward-looking information, include, but are not limited to, statements with respect to the Meeting, Meeting Materials, proxies and voting, director and executive compensation and share ownership requirements, corporate governance, the Company’s plans pertaining to the Marmato Mine and the Soto Norte Project and the timing thereof, Aris Mining’s growth strategy and properties, the Company’s anticipated business plans, opportunities, objectives, strategies and gold production.

Forward-looking information, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information, including but not limited to: local environmental and regulatory requirements and delays in obtaining required environmental and other licenses, changes in national and local government legislation, taxation, controls, regulations and political or economic developments, uncertainties and hazards associated with gold exploration, development and mining, risks associated with tailings management, risks associated with operating in foreign jurisdictions, risks associated with capital cost estimates, dependence of operations on infrastructure, fluctuations in foreign exchange or interest rates and stock market volatility, operational and technical problems, the ability to maintain good relations with employees and labour unions, competition; reliance on key personnel, litigation risks, uncertainties relating to title to property and mineral resource and mineral reserve estimates, risks associated with acquisitions and integration, risks associated with the Company’s ability to meet its financial obligations as they fall due, volatility in the price of gold, or certain other commodities, risks that actual production may be less than estimated, risks associated with servicing indebtedness, additional funding requirements, risks associated with general economic factors, risks associated with secured debt, changes in the accessibility and availability of insurance for mining operations and property, environmental, sustainability and governance practices and performance, risks associated with climate change, risks associated with the reliance on experts outside of Canada, costs associated with the decommissioning of the Company’s properties, pandemics, epidemics and public health crises, potential conflicts of interest, uncertainties relating to the enforcement of civil liabilities and service of process outside of Canada, cyber-security risks, risks associated with operating a joint venture, risks associated with holding derivative instruments (such as credit risks, market liquidity risk and mark-to-market risk), volatility of the Company’s share price, the Company’s ability to pay dividends in the future, as well as those factors discussed in the section entitled “Risk Factors” in Aris Mining’s Annual Information Form for the year ended December 31, 2022, which is available on the Company’s profile on SEDAR at www.sedar.com.

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as

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Aris Mining Corporation Notice of 2023 Annual General and Special Meeting and Management Information Circular

actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and to the validity of the information, in the period the changes occur. The forward-looking information is made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking information contained herein to reflect future results, unless so required by Canadian securities laws. Accordingly, readers should not place undue reliance on forward-looking information.

DIRECTORS’ APPROVAL

The directors of Aris Mining have approved the contents and the sending of this Circular.

DATED at Vancouver, British Columbia, March 28, 2023.

“Neil Woodyer”

Neil Woodyer,

Chief Executive Officer & Director

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SCHEDULE A

AMENDED AND RESTATED OPTION PLAN

ARIS MINING CORPORATION

AMENDED AND RESTATED INCENTIVE STOCK OPTION PLAN

Effective as of March 14, 2023

1.         Purposes of the Plan

1.1    The purposes of this Plan are to (a) assist the Company in attracting, retaining and motivating senior officers, employees and consultants of the Company and of its related entities; and (b) closely align the personal interests of such officers, employees and consultants with those of the shareholders by providing them with the opportunity, through options, to acquire common shares in the capital of the Company.

2.         Definitions

2.1      For the purposes of the Plan, the following terms have the respective meanings set forth below:

(a)	“Black-Out Period” means that period during which a trading black-out period is imposed by the Company to restrict trades in the Company’s securities by an Eligible Person;

(b)	“Board” means the board of directors of the Company;

(c)	“Business Combination” has the meaning ascribed to the term in Subsection 10.7 hereof;

(d)	“Cause” means any act, which at common law in the applicable jurisdiction, would be considered cause for dismissal without the obligation to provide notice or pay in lieu of notice;

(e)	“Change of Control” means:

(i)

an acquisition of 50% or more of the voting rights attached to all outstanding voting shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or

(ii)

the amalgamation, consolidation or combination of the Company with, or merger of the Company into, any other person, whether by way of amalgamation, arrangement or otherwise, unless (1) the Company is the surviving person or the person formed by such amalgamation, consolidation or combination, or into which the Company has merged, is a corporation and (2) immediately after giving effect to such transaction at least 50% of the voting rights attached to all outstanding voting shares of the Company or the corporation resulting from such amalgamation, consolidation or combination, or into which the Company is merged, as the case may be, are owned by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such transaction; or

(iii)

the direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company based on gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after giving effect to such disposition, at least 50% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Company or its related entities or by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such disposition; or

(iv)

at least 50% of the directors constituting the Board cease to be directors as a result of, in connection with, or pursuant to a contract relating to (a) a Change of Control as defined in paragraphs (i), (ii) or (iii), or (b) an actual or threatened contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies by or on behalf of a person or persons (other than a solicitation that was approved by directors constituting a majority of the Board);

(f)	“Company” means Aris Mining Corporation;

(g)	“Compensation Committee” means the compensation committee of the Board and if there is none, means the full Board;

(h)

“Consultant” has the same meaning ascribed to that term under Section 2.22 of NI 45-106 and shall only include those persons who may participate in an “Employee Benefit Plan” as set forth in Rule 405 of the U.S. Securities Act;

(i)	“Eligible Person” means, from time to time, an Employee, including any Executive Officer, a Consultant of the Company or of a related entity of the Company;

(j)	“Employee” means a full-time or part-time employee of the Company or of a related entity of the Company;

(k)	“Exchange” means, if the Shares are listed on the TSX, the TSX and, if the Shares are not listed on the TSX, any other principal exchange upon which the Shares are listed;

(l)	“Executive Officer” means an executive officer of the Company appointed as such by a resolution of the Board;

(m)	“Grant Date” has the meaning ascribed to that term in Subsection 5.1 hereof;

(n)	“Holding Company” has the meaning ascribed to that term in Subsection 6.6 hereof;

(o)	“Insider” means a reporting insider as defined under National Instrument 55-104 – Insider Reporting Requirements and Exemptions;

(p)	“Market Value” of a Share means, on any given day, the closing trading price per share of the Shares on the Exchange on the Trading Day immediately preceding the relevant date;

(q)	“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions;

(r)	“Option” means an option, granted pursuant to Section 5 hereof, to purchase a Share;

(s)	“Option Agreement” has the meaning ascribed to that term in Subsection 7.1 hereof;

(t)	“Option Period” has the meaning ascribed to that term in Subsection 6.3 hereof;

(u)

“Option Price” means the price per Share at which Shares may be purchased under the Option, as determined pursuant to Subsection 5.1(b) hereof and as may be adjusted in accordance with Section 10 hereof;

(v)	“Optionee” means an Eligible Person to whom an Option has been granted;

(w)	“Plan” means the Amended and Restated Incentive Stock Option Plan of the Company as set forth herein as the same may be amended and/or restated from time to time;

(x)	“related entity” has the meaning ascribed to that term in Section 2.22 of NI 45-106;

(y)	“RRSP” has the meaning ascribed to that term in Subsection 6.6 hereof;

(z)	“Securities Regulators” has the meaning ascribed to that term in Section 11 hereof;

(aa)	“security based compensation arrangement” means

(i)	stock option plans of the Company for the benefit of employees, insiders, service providers or any one of such groups;

(ii)	individual stock options granted to employees, service providers or insiders if not granted pursuant to a plan previously approved by the Company’s shareholders;

(iii)	stock purchase plans where the Company provides financial assistance or where the Company matches the whole or a portion of the securities being purchased;

(iv)	stock appreciation rights involving issuances of securities from treasury of the Company;

(v)	any other compensation or incentive mechanism involving the issuance or potential issuances of securities from treasury of the Company; and

(vi)	security purchases from treasury by an employee, insider or service provider which is financially assisted by the Company by any means whatsoever,

and for greater certainty, arrangements which do not involve the issuance from treasury or potential issuance from treasury of the Company are not security based compensation arrangements;

(bb)	“Share” means, subject to Section 10 hereof, a common share without nominal or par value in the capital of the Company;

(cc)	“Shareholder” means a registered holder of Shares of the Company;

(dd)	“Take-Over Bid” has the meaning ascribed to the term in Subsection 10.6 hereof;

(ee)

“Trading Day” means any day on which the Exchange is open for trading of Shares provided that if the Shares are no longer listed on any stock exchange, means any day which is a business day in British Columbia;

(ff)	“TSX” means the Toronto Stock Exchange; and

(gg)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

2.2       Unless otherwise indicated, all dollar amounts referred to in this Plan are in Canadian funds.

2.3       As used in this Plan,

(a)	unless the context otherwise requires, words importing the masculine gender shall include the feminine and neuter genders, words importing the singular shall include the plural and vice versa;

(b)

unless the context otherwise requires, the expressions “herein”, “hereto”, “hereof”, “hereunder” or other similar terms refer to the Plan as a whole, together with the appendices and schedules, and references to a Section, Subsection, paragraph, Appendix or Schedule by number or letter or both refer to the Section, Subsection, paragraph, Appendix or Schedule, respectively, bearing that designation in the Plan; and

(c)	the term “include” (or words of similar import) is not limiting whether or not non-limiting language (such as “without limitation” or words of similar import) is used with reference thereto.

3.         Administration of the Plan

3.1      The Plan shall be administered by the Compensation Committee.

3.2     The Compensation Committee shall, periodically, after consulting with the Executive Officers, make grants to such Employees and Consultants who are not Executive Officers as it determines and report to the Board as to such grants of Options.

3.3     The Chief Executive Officer of the Company shall periodically make recommendations to the Compensation Committee as to the grant of Options to Executive Officers. The Compensation Committee shall, periodically, after considering the Chief Executive Officer’s recommendations, make recommendations to the Board as to the grant of options to Executive Officers. For greater certainty, the Compensation Committee shall not have the power to make grants of options to Executive Officers unless explicitly delegated the power to do so by the full Board.

3.4     In addition to the powers granted to the Board under the Plan and subject to the terms of the Plan, the Board shall have full and complete authority to grant Options, to interpret the Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable. Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.

3.5    The Board may delegate any or all of its authority, rights, powers and discretion with respect to the Plan to the Compensation Committee. Upon any such delegation the Compensation Committee as well as the Board, shall be entitled to exercise any or all such authority, rights, power and discretion with respect to the Plan and, when used in the context of this Plan, “Board” shall be deemed to include the Compensation

Committee.

3.6      The Board may authorize one or more officers of the Company to execute and deliver and to receive documents on behalf of the Company.

4.         Shares Subject to the Plan

4.1       Subject to adjustment as provided in Section 10, the aggregate number of Shares that may be reserved for issuance pursuant to Options shall not exceed, on a rolling basis, 10% of the outstanding Shares at the time of the granting of an Option, LESS the aggregate number of Shares then reserved for issuance pursuant to any other security based compensation arrangements. For greater certainty, if an Option is surrendered, terminated or expires without being exercised, the Shares reserved for issuance pursuant to such Option shall be available for new Options granted under this Plan.

4.2     In no event shall Options be granted entitling any one Optionee to purchase in excess of 5% of the issued and outstanding Shares on a non-diluted basis on the Grant Date of the Options.

4.3       No Options may be granted to non-Employee directors of the Company or a related entity of the Company under this Plan.

4.4       Notwithstanding anything in this Plan to the contrary:

(a)

the maximum number of Shares issuable pursuant to Options granted under the Plan to Insiders, together with the number of Shares issuable to Insiders pursuant to Options granted under any other security based compensation arrangements, shall not exceed 10% of the Shares issued and outstanding on a non-diluted basis at the Grant Date of the Options; and

(b)

within any one-year period, the maximum number of Shares issued pursuant to Options granted under the Plan to Insiders, together with the number of Shares issued to Insiders pursuant to Options granted under any other security based compensation arrangements, shall not exceed 10% of the Shares issued and outstanding on a non-diluted basis.

Any entitlement to acquire Shares granted pursuant to the Plan or otherwise prior to the grantee becoming an Insider shall be excluded for the purpose of the limits set out above.

4.5    Options may be granted in respect of authorized and unissued Shares. Shares in respect of which Options have expired, cancelled or otherwise terminated for any reason (other than exercise of the Options) shall be available for subsequent Options under the Plan.

4.6     No fractional Shares may be purchased or issued under the Plan.

5.       Grants of Options

5.1    Subject to the provisions of the Plan, the Board shall, in its sole discretion and from time to time, determine those Eligible Persons to whom Options shall be granted and the date on which such Options are to be granted (the “Grant Date”). The Board shall also determine, in its sole discretion, in connection with each grant of Options:

(a)	the number of Options to be granted;

(b)	the Option Price applicable to each Option, provided that the Option Price shall not be less than the Market Value per Share on the Grant Date; and

(c)	the other terms and conditions (which need not be identical and which, without limitation, may include non-competition provisions) of all Options covered by any grant.

6.         Eligibility, Vesting and Terms of Options

6.1       Options may be granted to Eligible Persons only.

6.2      Subject to the adjustments provided for in Section 10 hereof, each Option shall entitle the Optionee to purchase one Share.

6.3      The option period (the “Option Period”) of each Option commences on the Grant Date and expires no later than at 4:30 p.m. Vancouver time on the fifth anniversary of the Grant Date. If an Option expires during a Black-Out Period, then, notwithstanding any other provision of the Plan, the Option shall expire 10 business days after the Black-Out Period is lifted by the Company.

6.4      Without restricting the authority of the Board in respect of the terms of Options to be granted hereunder, the Board may at its discretion, in respect of any such Option, provide that the right to exercise such Option will vest in instalments over the life of the Option or on the achievement of performance vesting targets determined by the Board at its discretion, with the Option being fully-exercisable only when such required time period or periods have elapsed or the performance targets have been met as determined by the Board in its sole discretion, as the case may be, and in connection therewith determine the terms under which vesting of the Options may be accelerated.

6.5      Subject to Section 8, an Option which is not subject to vesting, may be exercised (in each case rounded down to the nearest full Share) at any time during the Option Period. Subject to Section 8, an Option which is subject to vesting, once vested in accordance with the vesting terms, may be exercised (in each case rounded down to the nearest full Share) at any time during the Option Period.

6.6      An Option is personal to the Optionee and is non-assignable and non-transferable otherwise than (a) by will, (b) by the laws governing the devolution of property in the event of death of the Optionee, or (c) by transfer to a personal holding company wholly-owned and controlled by such Optionee (“Holding Company”) or to a registered retirement savings plan established for the sole benefit of such Optionee (“RRSP”) or from a Holding Company or RRSP to the Optionee and, in any such event, the provisions of the Plan shall apply mutatis mutandis as though they were originally issued to and registered in the name of the Optionee.

7.        Option Agreement

7.1      Upon the grant of an Option, the Company and the Optionee shall enter into an option agreement, in a form set out in Appendix A or in such form as approved by the Board (the “Option Agreement”), subject to the terms and conditions of the Plan, which agreement shall set out the Optionee’s agreement that the Options are subject to the terms and conditions set forth in the Plan as it may be amended or replaced from time to time, the Grant Date, the name of the Optionee, the Optionee’s position with or relationship to the Company or a related entity of the Company, as applicable, the number of Options, the Option Price, the expiry date of the Option Period and any vesting or other terms and conditions as the Board may deem appropriate.

8.        Termination of Employment, Engagement or Directorship

8.1      In the event an Optionee’s employment or engagement terminates for any reason other than death or for Cause, the Optionee may exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of termination no later than 90 days after such termination or such later date within the Option Period first established by the Board for such Option as the Board may fix; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.

8.2     In the event an Optionee’s employment or engagement is terminated for Cause, each Option held by the Optionee that has not been effectively exercised prior to such termination shall lapse and become null and void immediately upon such termination.

8.3     In the event of the death of an Optionee, either while in the employment or engagement of the Company, the Optionee’s estate may, within 365 days from the date of the Optionee’s death, exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of the Optionee’s death; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto. The Optionee’s estate shall include only the executors or administrators of such estate and persons who have acquired the right to exercise such Option directly from the Optionee by bequest or inheritance.

8.4     The Board may also in its sole discretion increase the periods permitted to exercise all or any of the Options covered by any Grant following a termination of employment or engagement as provided in Subsections 8.1, 8.2 or 8.3 above, if allowable under applicable law; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.

8.5     The Plan shall not confer upon any Optionee any right with respect to a continuation of employment or engagement of, the Company or a related entity of the Company nor shall it interfere in any way with the right of the Company or a related entity of the Company to terminate any Optionee’s employment or engagement at any time.

8.6      Unless otherwise agreed to in writing by the Board in accordance with this Section, any reference to “termination”, “date of termination” or similar references in the Plan:

(a)

in the case of an Employee, is deemed to be the last day of active employment with the Company or its related entity, as applicable, regardless of any salary continuance or notice period provided or required under applicable law or the reason for termination of employment (whether with or without Cause or with or without notice); and

(b)

in the case of a Consultant, is deemed to be to the date that the relevant agreement pursuant to which the Consultant is engaged by the Company or any related entity of the Company, as applicable is terminated;

it being understood that any such reference means termination from the last position that the Eligible Person had with the Company or any related entity of the Company, as applicable (whether Options were granted under this Plan or any previous equity incentive plan).

8.7        For greater certainty (and subject to Subsections 6.5 and 8.6), an Option that has not become vested on the date that the relevant termination event referred to in this Section 8 occurred, shall not be or become exercisable and shall be cancelled.

8.7        If the date pursuant to which any Option would cease to be exercisable pursuant to Subsections 8.1, 8.2 or 8.3, in respect of the termination, other than for Cause, of any Eligible Person, occurs during a Black-Out Period, then, notwithstanding any other provision of the Plan, the Option shall continue to be exercisable on or before the date that is 10 business days after the Black-Out Period is lifted by the Company.

9.           Exercise of Options

9.1      Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Company at its head office of a written notice of exercise addressed to the Secretary of the Company specifying the number of Shares with respect to which the Option is being exercised, together with the appropriate form of payment (to be determined by the Company) for the aggregate of the Option Prices to be paid for the Shares to be purchased. Certificates for such Shares shall be issued and delivered to or to the direction of the Optionee within a reasonable time following the receipt of such notice and payment.

10.        Adjustment on Alteration of Share Capital

10.1    In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, the number of Shares reserved or authorized to be reserved under the Plan, the number of Shares receivable on the exercise of an Option and the Option Price therefor shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes.

10.2     If the Company amalgamates, consolidates or combines with or merges with or into another body corporate, whether by way of amalgamation, arrangement or otherwise (the right to do so being hereby expressly reserved), any Share receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, consolidation, combination or merger if the Optionee had exercised his or her Option immediately prior to the effective date of such amalgamation, consolidation, combination or merger and the Option Price shall be adjusted as may be deemed necessary or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes of the Plan.

10.3     In the event of a change in the Company’s currently authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares within the meaning of the Plan.

10.4     In the event of any other change affecting the Shares, such adjustment, if any, shall be made as may be deemed necessary or equitable by the Board in its sole discretion to properly reflect such event and such adjustment be binding for all purposes of the Plan.

10.5     No adjustment provided in this Section 10 shall require the Company to issue a fractional Share and the total adjustment with respect to each Option shall be limited accordingly.

10.6     If, at any time when an Option granted under the Plan remains unexercised, an offer (“Take-Over Bid”) to purchase all or substantially all of the Shares of the Company is made by a third party by means of a take-over bid circular, the Company shall use its best efforts to bring such offer to the attention of the Optionee as soon as practicable and the Board may, in a fair and equitable manner, at its option, require the acceleration of the time for the exercise of the Options granted under the Plan and of the time for or waiver of the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements).

10.7     Notwithstanding any other provision herein, if because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of Shares in the Company for securities, property or cash in or from another company is imminent (“Business Combination”), the Board may, in a fair and equitable manner, at its option determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Optionees and of the time for or the waiver of the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements) or providing that any Share which would be receivable prior to the effective time of the Business Combination on the exercise of an Option be replaced with the securities, property or cash which the Optionee would have received if the Optionee had exercised his or her Option immediately prior to the effective time of the Business Combination and make any necessary adjustment, including adjustments to the Option Price, as may be deemed necessary or equitable by the Board in its sole discretion. All determinations of the Board under this Subsection 10.7 shall be binding for all purposes of the Plan. Any adjustments made by the Board in the context of a Business Combination are subject to TSX approval.

10.8    In order to permit Optionees to participate in a proposed Take-Over Bid or a proposed Business Combination that could result in a Change of Control, the Board may make appropriate provisions for the exercise of Options (whether vested or not) conditional upon the Shares resulting therefrom being taken up and paid for under the Take-Over Bid or the completion of the Business Combination, as applicable.

11.      Regulatory Approval

11.1   Notwithstanding any of the provisions contained in the Plan, Option Agreement or any term of the Option, the Company’s obligations hereunder, including obligations to grant Options and issue Shares and to issue and deliver certificates for such securities to an Optionee pursuant to the exercise of an Option shall be subject to:

(a)

compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities in Canada and the United States or any other applicable jurisdiction (“Securities Regulators”);

(b)	compliance with the requirements of the Exchange;

(c)	compliance with the Company’s insider trading policy; and

(d)

receipt from the Optionee of such covenants, agreements, representations and undertakings, including as to future dealings in such Shares, as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

11.2   The Company shall in no event be obligated to take any action in order to comply with any laws, regulations, rules, orders or requirements.

11.3   Notwithstanding any provisions in the Plan, Option Agreement or any term of the Option, if any amendment, modification or termination to the provisions hereof or any Option made pursuant hereto are required by any Securities Regulators, a stock exchange or a market as a condition of approval to a distribution to the public of any Shares or to obtain or maintain a listing or quotation of any Shares, the Board is authorized to make such amendments and thereupon the terms of the Plan, any Options, including any option agreement made pursuant hereto, shall be deemed to be amended accordingly without requiring the consent or agreement of any Optionee or shareholder approval.

12.     Terms and Conditions of Options Granted to U.S. Participants

12.1   This Section 12 applies only to U.S. Participants. In this Section 12, the following words and phrases shall have the following meanings:

(a)	“Code” means the U.S. Internal Revenue Code of 1986, as amended.

(b)

“Disability” means, with respect to any U.S. Participant, that such U.S. Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted, or can be expected to last, for a continuous period of not less than twelve (12) months. The preceding definition of the term “Disability” is intended to comply with, and will be interpreted consistently with, sections 22(e)(3) and 422(c)(6) of the Code.

(c)

“Fair Market Value” means, with respect to any property (including, without limitation, any Share), the fair market value, as of a given date, of such property, determined by such methods or procedures as are established from time to time by the Board. Unless otherwise determined by the Board, the fair market value of a Share as of a given date will be the closing board lot sale price per share of a Share on the Exchange on the Trading Day immediately preceding such date.

(d)	“Grant Date” means, with respect to any Option, the date on which the Board grants the Option.

(e)	“Incentive Stock Option” means an Option that is intended to qualify as an “incentive stock option” pursuant to section 422 of the Code.

(f)	“Nonqualified Stock Option” means an Option that is not an Incentive Stock Option.

(g)	“Option” means an option to acquire Shares granted under this Plan.

(h)

“Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each corporation (other than the last corporation) in such chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. The preceding definition of the term “Subsidiary” is intended to comply with, and will be interpreted consistently with, section 424(f) of the Code.

(i)	“U.S. Employee” means a person who is an employee of the Company (or of any Subsidiary) for purposes of section 422 of the Code.

(j)	“U.S. Participant” means an Optionee who is a citizen of the United States or a resident of the United States, in each case as defined in section 7701(a)(30)(A) and section 7701(b)(1)of the Code.

(k)

“10% Shareholder” means any person who owns, taking into account the constructive ownership rules set forth in section 424(d) of the Code, more than ten percent (10%) of the total combined voting power of all classes of stock of the Company (or of any parent of the Company or Subsidiary).

12.2    Notwithstanding any other provision of this Plan to the contrary, the aggregate number of Shares available for Incentive Stock Options shall not exceed, on a rolling basis, 10% of the outstanding Shares at the time of the granting of an Incentive Stock Option, LESS the aggregate number of Shares then reserved for issuance pursuant to any other security based compensation arrangements, subject to adjustment pursuant to

Article 10 of this Plan and subject to the provisions of sections 422 and 424 of the Code. For greater certainty, if an Incentive Stock Option is surrendered, terminated or expires without being exercised, the Shares reserved for issuance pursuant to such Incentive Stock Option shall be available for new Incentive Stock Options granted under this Plan.

12.3    Each Option Agreement with respect to an Option granted to a U.S. Participant shall specify whether the related Option is an Incentive Stock Option or a Nonqualified Stock Option. If no such specification is made in an Option Agreement, the related Option will be:

(a)	an Incentive Stock Option if all of the requirements under the Code that must be satisfied in order for such Option to qualify as an Incentive Stock Option are satisfied; or

(b)

in all other cases, a Nonqualified Stock Option. For the avoidance of doubt, if all or a portion of an Incentive Stock Option does not qualify as an Incentive Stock Option, then such portion that does not qualify as an Incentive Stock Option shall be a Nonqualified Stock Option.

12.4    In addition to the other terms and conditions of this Plan (and notwithstanding any other term or condition of this Plan to the contrary), the following limitations and requirements will apply to an Incentive Stock Option:

(a)	An Incentive Stock Option may be granted only to a U.S. Employee.

(b)

The aggregate Fair Market Value of the Shares (determined as of the applicable Grant Date) with respect to which Incentive Stock Options are exercisable for the first time by any U.S. Participant during any calendar year (pursuant to this Plan and all other plans of the Company and of any Parent or Subsidiary) will not exceed one hundred thousand dollars (U.S.$100,000) or any other limitation subsequently set forth in section 422(d) of the Code. To the extent that such limitation is exceeded, the options in excess of such limitation will be treated as Nonqualified Stock Options.

(c)

The exercise price per Share payable upon exercise of an Incentive Stock Option will be not less than one hundred percent (100%) of the Fair Market Value of a Share on the applicable Grant Date; provided, however, that the exercise price per Share payable upon exercise of an Incentive Stock Option granted to a U.S. Participant who is a 10% Shareholder on the applicable Grant Date will be not less than one hundred ten percent (110%) of the Fair Market Value of a Share on the applicable Grant Date. Under no circumstances shall the exercise price of an Option be less than the closing board lot sale price per share of a Share on the Exchange on the Trading Day immediately preceding the Grant Date and provided further that for purposes of Incentive Stock Options Fair Market Value shall not be less than fair market value as determined in accordance with Section 1.422-2(e) of the tax regulations under the Code.

(d)

No Incentive Stock Option may be granted more than ten (10) years after the earlier of (i) the date on which the Board adopts the most recent amendment and restatement of the Plan or (ii) the date on which the shareholders of the Company approve such most recent amendment and restatement of the Plan.

(e)	An Incentive Stock Option will terminate and no longer be exercisable no later than the earlier of the term set by the Board and five (5) years after the applicable Grant Date.

(f)

If a U.S. Participant who has been granted an Incentive Stock Option ceases to be a U.S. Employee, then, in order to retain its status as an Incentive Stock Option for U.S. federal tax purposes such Option must be exercised within the time limits set forth below. Failure to exercise such Incentive Stock Options within the following time limits will result in the Option ceasing to be an Incentive Stock Option.

(i)

If a U.S. Participant who has been granted an Incentive Stock Option ceases to be a U.S. Employee due to the death of such U.S. Participant, such Incentive Stock Option may be exercised (to the extent such Incentive Stock Option was exercisable on the date of death) by the estate of such U.S. Participant, or by any person to whom such Incentive Stock Option was transferred in accordance with Subsection 6.6, for a period of one (1) year after the date of death (but in no event beyond the term of such Incentive Stock Option).

(ii)

If a U.S. Participant who has been granted an Incentive Stock Option ceases to be a U.S. Employee due to the Disability of such U.S. Participant, such Incentive Stock Option may be exercised (to the extent such Incentive Stock Option was exercisable on the date of Disability) by such U.S. Participant for a period of one (1) year after the date of Disability (but in no event beyond the term of such Incentive Stock Option).

(iii)

If a U.S. Participant who has been granted an Incentive Stock Option ceases to be a U.S. Employee for any reason other than the death or Disability of such U.S. Participant or termination for Cause, such Incentive Stock Option may be exercised (to the extent such Incentive Stock Option was exercisable on the date of termination) by such U.S. Participant for a period of three (3) months after the date of termination (but in no event beyond the term of such Incentive Stock Option). If an Option ceases to be an Incentive Stock Option by virtue of this paragraph, it will be treated as a Nonqualified Stock Option and the provisions in Subsection 8.1 or 8.2, as applicable, will apply with respect to the period during which the Option may be exercised.

For purposes of this Subsection 12.4(f), the employment of a U.S. Participant who has been granted an Incentive Stock Option will not be considered interrupted or terminated upon (a) sick leave, military leave or any other leave of absence approved by the administrator of the Plan that does not exceed ninety (90) days in the aggregate; provided, however, that if reemployment upon the expiration of any such leave is guaranteed by contract or applicable law, such ninety (90) day limitation will not apply, or (b) a transfer from one office of the Company (or of any Parent or Subsidiary) to another office of the Company (or of any Parent or Subsidiary) or a transfer between the Company and any Parent or Subsidiary.

For greater certainty, under no circumstances shall the above time limits apply to extend the time limits applicable under Section 8.

(g)	An Incentive Stock Option granted to a U.S. Participant may be exercised during such U.S. Participant’s lifetime only by such U.S. Participant.

(h)

An Incentive Stock Option granted to a U.S. Participant may not be transferred, assigned, pledged, hypothecated or otherwise disposed of by such U.S. Participant, except (i) by will, or (ii) by the laws of descent and distribution.

12.5    In the event that this Plan is not approved by the shareholders of the Company as required by Section 422 of the Code within twelve (12) months before or after the date on which this Plan is adopted by the Board, any Incentive Stock Option granted under this Plan will automatically be deemed to be a Nonqualified Stock Option.

12.6    Any adjustment, amendment or termination of outstanding Options granted to U.S. Participants will occur only if such actions are undertaken in accordance with Section 409A of the Code on a basis consistent with the regulations thereunder. Except as otherwise determined by the Compensation Committee, any adjustment in Incentive Stock Options (other than any cancellation of Incentive Stock Options) shall be made only to the extent not constituting a “modification” within the meaning of Section 424(h)(3) of the Code.

12.7    All Options and Shares issued pursuant to the Plan will be issued pursuant to the registration requirements of the U.S. Securities Act or an exemption from such registration requirements.

12.8    It is intended that the Plan comply with Section 409A of the Code, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A of the Code. Each Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or in respect of such Participant in connection with the Plan or any other plan maintained by the Company, including any taxes and penalties under Section 409A of the Code, and neither the Company nor any affiliate shall have any obligation to indemnify or otherwise hold such U.S. Participant or any beneficiary harmless from any or all of such taxes or penalties. With respect to any Option that is considered “deferred compensation” subject to Section 409A of the Code, references in the Plan to “termination of employment” (and substantially similar phrases) shall mean “separation from service” within the meaning of Section 409A of the Code. For purposes of Section 409A of the Code, each of the payments that may be made in respect of any Option granted under the Plan is designated as a separate payment. Notwithstanding anything in the Plan to the contrary, if the U.S Participant is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, no payments or deliveries in respect of any Options that are “deferred compensation” subject to Section 409A of the Code shall be made to such U.S. Participant prior to the date that is six months after the date of such U.S. Participant’s “separation from service” within the meaning of Section 409A of the Code or, if earlier, the U.S. Participant’s date of death. All such delayed payments or deliveries will be paid or delivered (without interest) in a single lump sum on the earliest date permitted under Section 409A of the Code that is also a business day.

13.     Miscellaneous

13.1    An Optionee entitled to Shares as a result of the exercise of an Option shall not be deemed for any purpose to be, or to have rights as, a shareholder of the Company by such exercise, except to the extent Shares are issued therefor and then only from the date such Shares are issued. No adjustment shall be made for dividends or distributions or other rights for which the record date is prior to the date such Shares are issued pursuant to the exercise of Options.

13.2    If the Company or any of its related entities, as applicable, shall be required to withhold any amounts by reason of any federal, provincial, state, local or other laws of any jurisdiction concerning taxes, social security contributions or other source deductions in respect of the issuance or delivery of the Options or Shares to the Optionee, the Company or the related entity may deduct and withhold such amount or amounts from any payment made by the Company or the related entity to such Optionee, whether or not such payment is made pursuant to this Plan. In addition, or as an alternative to such withholding from payments, the Company or any related entity with a withholding obligation as described above may require an Optionee, as a condition of exercise of an Option, to pay to the Company or related entity, as the case may be, an amount not exceeding the total of the withholding obligation of the Company or related entity arising in respect of the issuance or delivery of the Options or Shares to the Optionee, or to reimburse the Company or related entity for such amount. Under no circumstances shall the Company or any related entity be responsible for funding the payment of any tax, social security contributions or other source deductions on behalf of the Optionee or for providing any tax advice to them.

14.     Amendment and Termination

14.1  The Plan is effective as of March 14, 2023. Any amendments made are effective as of the date amendment.

14.2  The Board may, subject to Shareholder approval, amend the Plan at any time. Notwithstanding the foregoing, the Board is specifically authorized to amend or revise the terms of the Plan without obtaining Shareholder approval in the following circumstances:

(a)	to change the termination provisions of the Options or Plan which does not extend beyond the original expiry date;

(b)	to add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying securities from the reserved Shares; and

(c)

other amendments of a housekeeping nature, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein and updating provisions herein to reflect changes in the governing laws, including tax laws, and the TSX requirements.

Except as otherwise permitted by the TSX, amendments to this provision as well as amendments to the number of Shares issuable under the Plan (including an increase to a fixed maximum number of Shares or a fixed maximum percentage of Shares, as the case may be, or a change from a fixed maximum number of shares to a fixed maximum percentage), may not be made without obtaining approval of the Shareholders in accordance with TSX requirements. For greater certainty, an increase does not include reloading after exercise under a fixed maximum number or percentage provided the fixed maximum or percentage is not increased and the Plan otherwise permits reloading.

14.3    The Board may suspend or terminate the Plan at any time. No action by the Board to terminate the Plan pursuant to this Section 14 shall affect any Options granted hereunder pursuant to the Plan prior to termination.

14.4    Except as set out below, the Board may (without Shareholder approval) amend, modify or terminate any outstanding Option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however that, the Optionee’s consent to such action shall be required unless the Board determines that the action, when taken with any related action, would not materially and adversely affect the Optionee or is specifically permitted hereunder. The exercise price of any outstanding Options may not be reduced and the original Option Period extended unless Shareholder approval is obtained by way of a resolution passed by a majority of the votes cast by the Shareholders at a meeting of Shareholders. The Option Price of any outstanding Options may not be reduced and the original term of the Option Period may not be extended to the benefit of Insiders unless disinterested Shareholder approval is obtained in accordance with TSX requirements.

APPENDIX A

ARIS MINING CORPORATION AMENDED AND RESTATED STOCK OPTION PLAN

OPTION AGREEMENT

This Option Agreement is entered into between Aris Mining Corporation (the “Company”) and the Optionee named below pursuant to the Company’s Amended and Restated Incentive Stock Option Plan dated March 14, 2023 which may be amended from time to time (the “Plan”).

The Company hereby grants to the Optionee, the stock options to purchase common shares in the capital of the Company set out below (“Options”) and having the following terms:

1.	Grant Date:

2.	Optionee:

3.	Optionee’s Position with/relationship to the Company or related entity:

4.	Number of Options:

5.	Exercise Price:	$

6.	Expiry Date:

7.	Vesting:

This grant of Options is governed in all respects by the terms of the Plan and the provisions of the Plan are hereby incorporated by reference. Capitalized terms used and not otherwise defined in this Option Agreement shall have the meanings set forth in the Plan. The Plan is available under the Company’s SEDAR profile at www.sedar.com or upon request from the Company’s Corporate Secretary.

[OPTION - Insert if Optionee is a U.S. Participant and U.S. Employee as defined in Section 12 of the Plan and ISOs are being granted] [Unless this grant notice specifies otherwise, Options that meet the requirements of Code Section 422 and applicable regulations will be Incentive Stock Options (“ISOs”). U.S. Participants should refer to Section 12 of the Plan for provisions relating to ISOs. In addition, U.S. Participants should consult with their personal tax advisor with regard to the tax consequences relating to the exercise of an ISO and the subsequent sale of Shares, including the holding period requirement with respect to Shares received upon exercise of an ISO in order to retain favourable ISO tax treatment, and the possible alternative minimum tax implications as a result of exercise of an ISO (the latter will depend on the individual tax situation of the Optionee). OR

Insert if Optionee is a U.S. Participant and Nonqualified Stock Option is being granted: These Options are Nonqualified Stock Options.]

DATED

ARIS MINING CORPORATION

Per:
Authorized Signatory

Acknowledgement:

I confirm my acceptance of this grant of Options under the terms and conditions described above and under the Plan and confirm and acknowledge that I have not been induced to sign this Option Agreement or acquire any Options by expectation of employment or continued employment with the Company or an affiliate.

I acknowledge and agree further that if the Company or an affiliate determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is required under applicable law in respect of any exercise of the Options, such exercise is not effective unless such withholding has been effected to the satisfaction of the Company. In such circumstances, the Company may require that the undersigned pay to the Company, in addition to and in the same manner as the Exercise Price for the Common Shares, such amount as the Company is obliged to remit to the relevant taxing authority in respect of the exercise of the Option. Any such additional payment is due no later than the date as of which any amount with respect to the Option exercised first becomes includable in the gross income of the Optionee for tax purposes. Under no circumstances shall the Company or an affiliate be responsible for the payment of any tax, social security contributions or any other withholding liabilities on behalf of the undersigned.

Accepted this _____ day of _______________, _____.

Name:

SCHEDULE “B”

BOARD OF DIRECTORS MANDATE

1.	INTRODUCTION

This Mandate (the “Mandate”) of the Aris Mining Corporation (the “Company”) Board of Directors (the “Board”) has been adopted by Board, acting on the recommendation of its Corporate Governance and Nominating Committee, to assist the Board and its committees in the exercise of their responsibilities including the responsibility to supervise the management and oversee the conduct of the business of the Company. These principles and policies are in addition to and are not intended to change or interpret any applicable laws or regulation or the constating documents of the Company. The Board will review this Mandate at least annually and, if appropriate, revise this Mandate from time to time.

2.	OPERATION OF THE BOARD

2.1	Director Duties and Responsibilities

The basic responsibility of the Directors is to exercise their business judgment to act in what they reasonably believe to be in the best interests of the Company and its shareholders. In discharging that obligation, the Directors should be entitled to rely on the honesty and integrity of the Company’s executive officers and its outside advisors and auditors. Each Director shall make every reasonable effort to attend each meeting of the Board and any committee of which the Director is a member, and to be reasonably available to management and the other Directors for consultations between meetings.

The duties and responsibilities of the Board include:

Strategy and Planning

•

To hold a strategic planning session at least annually to review the Company’s strategic business plan proposed by management and to adopt such a plan which takes into account, among other things, the business opportunities and risks of the business and includes such changes as the Board deems appropriate.

•	To consider and approve, with such changes as the Board deems appropriate, the annual budget proposed by management, such budget to be provided to the Board by management prior to the fiscal year end.

•	To review, evaluate and approve, on a regular basis and at least annually, long-range strategic plans for the Company.

•	To review, evaluate and approve major resource allocations and capital investments.

•	To review the financial and operating results of the Company.

•	To review and measure corporate performance against strategic plans, senior management objectives, financial plans and annual budgets.

Business and Risk Management

•	To review and evaluate the principal risks of the Company’s business and ensure appropriate systems are in place to manage these risks.

•	Periodically review the Company’s directors and officer’s liability insurance coverage.

Corporate Governance

•	To adopt, implement and monitor, with the assistance of the Corporate Governance and Nominating Committee, compliance with the Company’s corporate governance guidelines and policies.

•	To review management reports on the integrity of the Company’s internal control and management information systems.

•	To develop and periodically review policies with respect to decisions and other matters requiring Board approval.

•

To develop and review at least annually a Corporate Disclosure, Social Media and Trading Policy for the Company that, among other things; addresses how the Company interacts with analysts, investors, other key stakeholders and the public and contains measures for the Company to comply with its continuous and timely disclosure obligations and how to avoid selective disclosure and improper trading in the Company’s securities.

Management

•

The Board is responsible for satisfying itself as to the integrity of the CEO and other senior executive officers and that the CEO and the other senior executive officers create a culture of integrity throughout the Company.

•	The Board, together with the assistance of the Corporate Governance and Nominating Committee shall manage succession planning.

•

The Board, together with the CEO and with the assistance of the Corporate Governance and Nominating Committee, shall develop clear position descriptions for the CEO. The Board, together with the CEO, shall also approve or develop the corporate objectives that the CEO is responsible for meeting and the Board shall assess the CEO against these objectives at least annually.

•	Assist the Board in its annual review and revision of the written objectives of the CEO and guidance for the development of corporate strategy.

•	Assess and evaluate CEO performance.

General Legal Obligations

•

The Board is responsible for acting in accordance with all applicable laws, the Company’s constating documents and the Company’s corporate governance guidelines and policies, including the Business Conduct and Ethics Policy.

•	In exercising their powers and discharging their duties, each Director shall:

○	act honestly and in good faith with a view to the best interests of the Company;

○	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

○	exercise independent judgement regardless of the existence of relationships or interests which could interfere with the exercise of independent judgement; and

◾

disclose to the Company, in writing or by having it entered in the minutes of meetings of Directors, the nature and extent of any interest that the Director has in a material contract or material transaction, whether made or proposed, with the Company if the Director is a party to the contract or transaction, is a Director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or, has a material interest in a party to the contract or transaction; and

◾

such Director shall refrain from voting on any resolution to approve such contract or transaction unless it relates to the Directors’ remuneration in that capacity, is for the Directors’ indemnity or insurance or is a contract or transaction with an affiliate; and

○	demonstrate a willingness to listen as well as to communicate their opinions, openly and in a respectful manner.

2.2	Board and Committee Meetings

Board and committee meetings will be held regularly in accordance with the constating documents of the Company or in accordance with the specific committee charter. Directors are expected to attend Board meetings and meetings of the committees on which they serve. Directors should spend the time necessary and meet as frequently as necessary to properly discharge their responsibilities, provided, however, the Board shall hold meetings on at least a quarterly basis.

The independent directors of the Board shall meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

2.3	Agenda Items for Board and Committee Meetings

The Chairman and Corporate Secretary will establish the agenda for each Board meeting. At the beginning of the year the Chairman will establish a schedule of agenda subjects to be discussed during the year (to the degree this can be foreseen). Each Director is free to suggest the inclusion of items on the agenda. Each Director is free to raise at any Board meeting subjects that are not on the agenda for that meeting. A detailed agenda and, to the extent feasible, supporting documents and proposed resolutions will be provided to the Directors approximately one week prior to each Board meeting. Directors should review these materials in advance of the meeting. Subject to any applicable notice requirements, Directors having items to suggest for inclusion on the agenda for future Board meetings should advise the Corporate Secretary and Chairman well in advance of such meetings.

The Chairperson of each committee, in consultation with the committee members, will determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee’s charter. The Chairperson of each committee, in consultation with the appropriate members of the committee and management, will develop the committee’s agenda. At the beginning of each year each committee will establish a schedule of agenda subjects to be discussed during the year (to the degree these can be foreseen). A detailed agenda and, to the extent feasible, supporting documents and proposed resolutions will be provided to the committee members approximately one week prior to each committee meeting. Committee members should review these materials in advance of the meeting.

2.4	Director Compensation

The Board with the assistance of the Compensation Committee will determine and review the form and amount of Director compensation, including cash, equity-based awards and other Director benefits. In connection with such Director compensation and benefits the Board will be aware that questions may be raised when Directors’ fees and benefits exceed what is customary. The Board will consider that the independence of the Directors may be jeopardized if Director compensation and perquisites exceed customary levels, if the Company makes substantial charitable contributions to organizations with which a Director is affiliated, or if the Company enters into consulting contracts with or provides other indirect forms of compensation to a Director or an organization with which the Director is affiliated.

Non-executive directors of the Company are required to hold a minimum value of common shares or DSUs (or any combination thereof) so they have a significant at-risk investment and to align their interests with those of the Company’s shareholders. Non-executive directors must hold two times the value of their annual board retainer in the Company’s common shares or DSUs (or any combination thereof) and maintain the minimum ownership threshold throughout their tenure with the Company. New directors must meet the minimum ownership threshold within four years of joining the Board.

2.5	Director Orientation and Education

Management will provide new Directors with an initial orientation in order to familiarize them with the Company and its strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its Corporate governance guidelines and policies and its independent auditors. The Board of the Company will encourage Directors to periodically pursue or obtain appropriate programs, sessions or materials as they relate to the responsibilities of Directors of publicly traded companies.

2.6	Director Access to Officers

Directors have full and free access to officers of the Company. Any meetings or contacts that a Director wishes to initiate may be arranged through the CEO, subject to reasonable advance notice to the Company and reasonable efforts to avoid disruption to the Company’s operations.

2.7 Independent Advisors

The Board and each committee, to the extent set forth in the applicable committee charter, have the right to engage experts or advisors, including independent legal counsel at the expense of the Company.

3.	BOARD STRUCTURE

3.1	Size of the Board

From time to time the Board or an appropriate committee of the Board shall review the size of the Board to ensure that, subject to the constating documents of the Company, the size facilitates effective decision-making.

3.2	Composition

The Board shall be composed of at least a majority of Directors who qualify as “independent” Directors under applicable Canadian securities laws and stock exchange rules, including as defined under National Instrument 52-110 – Audit Committees and Section 803 of the NYSE American Company Guide.

To qualify as an “independent” director, the Board must affirmatively determine that an individual Director does not have a direct or indirect relationship that could, in the view of the other members of the Board, be reasonably expected to interfere with the exercise of independent judgment in carrying out the responsibilities of such Director, and that such Director otherwise qualifies as “independent” under Section 803 of the NYSE

American Company Guide.

The Board shall appoint a Chair, and if the Chair is not independent, a “Lead Director” who meets the independence requirements set forth above.

Nominees for Directorship will be recommended to the Board by the Corporate Governance and Nominating Committee in accordance with the policies and principles set forth in its charter. Any invitation to join the Board should be extended through the Chairperson of the Corporate Governance and Nominating Committee or the Chairman of the Board after approval by the full Board.

The Board is responsible for nominating members to the Board and for filling vacancies on the Board that may occur between annual meetings of shareholders, in each case based upon where appropriate, meaningful dialogue with shareholders and the recommendation of the Corporate Governance and Nominating Committee.

If at any time the Company has a significant shareholder, meaning a shareholder with the ability to exercise a majority of the votes for the election of the Board, the Board will include a number of Directors who do not have interests in or relationships with either the Company or the significant shareholder and who fairly reflects the investment in the Company by shareholders other than the significant shareholder.

Directors are eligible to serve a maximum of 10 years on the Board. Provided, however, that on a case-by-case basis, and on the recommendation of the Corporate Governance and Nominating Committee, the Board may extend a Director’s initial 10 year term limit by up to an additional 3-5 years if the Director has received positive annual performance assessments, the Director holds a meaningful equity interest in the Company and the Corporate Governance and Nominating Committee believes it is in the best interests of the Company that the Director continues to serve on the Board, taking into account any factors the Corporate Governance and Nominating Committee deems material.

3.3	Director Qualifications

The Board should, as a whole, have the following competencies and skills:

•	knowledge of the mining industry and knowledge of current corporate governance guidelines under applicable securities laws and stock exchange rules;

•	technical knowledge sufficient to understand the challenges and risks associated with the development of the Company’s projects; and

•	financial and accounting expertise.

The Corporate Governance and Nominating Committee is responsible for recommending to the Board the types of skills and characteristics required of Directors, based on the needs of the Company from time to time. This assessment should include issues of relevant experience, intelligence, independence, commitment, compatibility with the Chief Executive Officer and the Board culture, understanding of the Company’s business and other factors deemed relevant. The Corporate Governance and Nominating Committee should confer with the full Board as to the criteria it intends to apply before a search for a new Director is commenced and where appropriate should include meaningful dialogue with the Company’s shareholders.

3.4	Overboarding

Directors are considered overboarded if they sit on a number of boards that could result in excessive time commitments and an inability to fulfill their duties. The Corporate Governance and Nominating Committee and the Board will consider the nature of and time involved in a Director’s service on other boards or other organizations when evaluating the suitability of nominee directors and making recommendations to Company shareholders for election.

Without written approval from the Chair of the Board:

(a)

no director may serve on more than four public company boards (including the Company’s Board) and no member of the Audit Committee may serve on more than three public company audit committees (including the Company’s Audit Committee); and

(b)

no Director who serves in the position of CEO, or an equivalent position at a public company, may serve on more than two public company boards (including the board of the company where he or she serves as CEO).

3.5	Resignation from the Board

Any Director may resign at any time by giving notice in writing or by electronic transmission to the Company Secretary. Such resignation shall take effect upon receipt thereof or at any later time specified therein; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

4.	COMMITTEES OF THE BOARD

The Board shall establish an Audit Committee, a Corporate Governance and Nominating Committee, a Compensation Committee, and a Sustainability Committee and may establish such other committees as it deems necessary or desirable to assist in the fulfillment of its duties and responsibilities with such charters as the Board may determine, and may delegate from time to time to such committees or other persons any of the Board’s responsibilities that lawfully may be delegated.

The matters to be delegated to committees of the Board and the charters of such committees are to be assessed annually or more frequently, as circumstances require. From time to time the Board may create an ad hoc committee to examine specific issues on behalf of the Board.

Each committee Chair, in consultation with committee members and subject to the committee’s charter, will determine the frequency and length of each committee’s meetings. Minutes of each committee meeting shall be kept and made available to the Directors upon request.

Committee members will be appointed by the Board upon recommendation of the Corporate Governance and Nominating Committee with consideration of the desires of individual Directors and skills. Consideration will be given to rotating committee members periodically.

Each committee will have its own charter. The charters will set forth the purposes, goals and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and committee reporting to the Board. All committees of the Board will be comprised of a majority of independent Directors and in respect of the Audit Committee, Corporate Governance and Nominating Committee and Compensation Committee all members will be independent Directors.

5.	EXPECTATIONS OF A DIRECTOR

All Directors are expected to maintain a high attendance record at meetings of the Board (including in-camera meetings) and meetings for the committees of which they are members. Directors are expected to participate on committees of the Board and become familiar with the charters for each committee.

All Directors are expected to prepare in advance of the meetings of the Board and its committees in order to fully and frankly participate in the deliberations of the Board and its committees with the intent to make informed decisions.

All Directors are expected to be knowledgeable about the Company’s operations, activities and industry and to gain and maintain a reasonable understanding of the current regulatory, legislative, business, social and political environments within which the Company operates.

Each Director should, when considering membership of another board or committee, make every effort to ensure that such membership will not impair the Director’s time and availability for his or her commitment to the Company. Directors are expected to advise the Corporate Governance and Nominating Committee prior to accepting any other public Company Directorship or any assignment to the audit committee of the board of Directors of any public Company of which such a Director is a member. The Corporate Governance and Nominating Committee will make an assessment to determine when a conflict of interest is considered to exist, and the Director will be notified of the determination.

Directors are expected to report changes in their business and professional affiliations or responsibilities, including retirement, to the Corporate Secretary and the Chairman of the Corporate Governance and Nominating Committee.

6.	PROCEDURES TO ENSURE EFFECTIVE OPERATION

The Chair of the Board (the “Chair”) shall have the duties and responsibilities as set out in the Position Description of the Chair of the Board, which shall include the responsibility to managing such duties and responsibilities as the Board may establish from time to time. The Chair need not be independent of management, however, if the Chair is not independent then the Board will appoint a Lead Director, at the recommendation of the Corporate Governance and Nominating Committee.

The Board may invite such officers and employees of the Company and such other advisors as it may see fit from time to time to attend meetings of the Board and participate in the discussion of any matter.

The independent directors may meet after each regularly scheduled meeting of the Board, and when otherwise deemed necessary (with a separate meeting being held at least yearly), without any member of the Company’s management present for the purposes of discussing such matters as they deem appropriate.

The Board requires management to run the day-to-day operations of the Company, including internal controls and disclosure controls and procedures.

7.	REVIEW OF MANDATE, AMENDMENT, MODIFICATION AND WAIVER

The Board shall review and reassess the adequacy of this Mandate annually or otherwise as it deems appropriate.

These guidelines may be amended or modified by the Board, subject to disclosure and other policies and guidelines of the Canadian Securities Administrators.

Approved by the Board of Directors: September 26, 2022

Any questions and requests for assistance may be directed to the Company’s Transfer Agent:

Odyssey Trust Company

United Kingdom Building

350 – 409 Granville Street

Vancouver BC V6C 1T2

North American Toll-free Phone: 1-888-290-1175

Outside North America: 1-587-885-0960

Visit: www.odysseycontact.com

Facsimile: 1-800-517-4553